
03059900

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Greenwich Capital Acceptance, Inc.
(Exact Name of Registrant as Specified in Charter)

0000826219
(Registrant CIK Number)


PROCESSED
AUG 2 6 2003
THOMSON
FINANCIAL

Form 8-K for August 25, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-104153
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREENWICH CAPITAL ACCEPTANCE, INC.,



By:______________________________
Name: Shakti Radhakishun
Title: Vice President

Dated: __________________, 2003

Exhibit Index

IN ACCORDANCE WITH RULE 311H OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

HARBORVIEW MORTGAGE LOAN TRUST 2003-2

Mortgage Loan Pass-Through Certificates, Series 2003-2

HarborView Mortgage Pass-Through Certificates
Series 2003-2

Preliminary Marketing Materials

$[643,464,000] (Approximate)

HarborView Mortgage Pass-Through Certificates
Series 2003-2
Mortgage Loans With LTV in Excess of 80% With no MI
Preliminary Collateral Information
As of the Statistical Cut-off Date

Total Current Balance:	6,458,884				
Total Original Balance:	6,464,265				
Number Of Loans:	34				
			Minimum	**Maximum**	
Average Current Balance:	$189,967.19		$21,221.92	$644,100.00	
Average Original Amount:	$190,125.44		$21,250.00	$644,100.00	
Weighted Average Gross Coupon:	7.717	%	5.500	10.375	%
Weighted Average Gross Margin:	5.050	%	2.250	10.125	%
Weighted Average Max Int Rate:	12.926	%	10.500	16.720	%
Weighted Average Min Int Rate:	5.249	%	1.000	10.375	%
Weighted Average Periodic Rate Cap:	1.045	%	1.000	2.000	%
Weighted Average First Rate Cap:	3.274	%	3.000	5.000	%
Weighted Average Original Ltv:	92.79	%	84.98	100.00	%
Weighted Average Fico Score:	684		591	768	
Weighted Average Original Term:	360	months	360	360	months
Weighted Average 06/01/03 Remaining Term:	358	months	352	360	months
Weighted Average 06/01/03 Seasoning:	2	months	0	8	months
Weighted Average 06/01/03 Next Rate Reset:	30	months	20	60	months
Weighted Average Rate Adj Freq:	6	months	6	12	months
Weighted Average First Rate Adj Freq:	32	months	24	60	months
Weighted Average Prepay Term:	28	months	12	36	months
Weighted Average Io Term:	0	months	0	0	months

Top State Concentrations ($): 16.32 % Massachusetts, 11.04 % Washington, 10.36 % Arizona
Maximum Zip Code Concentration ($): 9.97 % 01742 (Concord, MA)

Note Date:	Sep 27, 2002	Jun 01, 2003
First Pay Date:	Nov 01, 2002	Jul 01, 2003
Paid To Date:	May 01, 2003	Jun 01, 2003
Rate Chg Date:	Feb 01, 2005	Jun 01, 2008
Mature Date:	Oct 01, 2032	Jun 01, 2033

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
STATEN ISLAND MORTGAGE	33	6,166,384.45	95.47
SIERRA PACIFIC	1	292,500.00	4.53
Total	34	6,458,884.45	100.00

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstandi ng as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 Mo LIBOR ARM	20	4,261,610.45	65.98
3/27 6 Mo LIBOR ARM	7	1,122,907.35	17.39
5/25 6 Mo LIBOR ARM	6	781,866.65	12.11
5/1 LIBOR ARM	1	292,500.00	4.53
Total	34	6,458,884.45	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 MO LIBOR	33	6,166,384.45	95.47
1 YR LIBOR	1	292,500.00	4.53
Total	34	6,458,884.45	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
21,222 - 100,000	9	605,532.13	9.38
100,001 - 150,000	6	728,265.11	11.28
150,001 - 200,000	7	1,231,568.21	19.07
200,001 - 250,000	5	1,104,466.07	17.10
250,001 - 300,000	1	292,500.00	4.53
300,001 - 350,000	2	633,727.45	9.81
350,001 - 400,000	1	381,724.91	5.91
400,001 - 450,000	2	837,000.57	12.96
600,001 - 644,100	1	644,100.00	9.97
Total	34	6,458,884.45	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.500 - 5.500	1	292,500.00	4.53
5.501 - 6.000	2	402,089.63	6.23
6.001 - 6.500	1	95,909.44	1.48
6.501 - 7.000	2	313,902.43	4.86
7.001 - 7.500	5	1,131,627.34	17.52
7.501 - 8.000	9	1,586,452.79	24.56
8.001 - 8.500	8	1,867,683.99	28.92
8.501 - 9.000	3	545,438.77	8.44
9.501 - 10.000	1	80,657.77	1.25
10.001 - 10.375	2	142,622.29	2.21
Total	34	6,458,884.45	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.250 - 2.500	2	354,731.29	5.49
2.501 - 3.000	1	62,231.29	0.96
3.001 - 3.500	1	161,400.00	2.50
3.501 - 4.000	1	177,159.04	2.74
4.001 - 4.500	3	601,089.63	9.31
4.501 - 5.000	19	4,109,188.45	63.62
5.501 - 6.000	1	222,667.97	3.45
7.001 - 7.500	2	388,925.40	6.02
7.501 - 8.000	1	158,211.32	2.45
8.001 - 8.500	1	80,657.77	1.25
9.001 - 9.500	1	121,400.37	1.88
10.001 - 10.125	1	21,221.92	0.33
Total	34	6,458,884.45	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10.500 - 10.500	1	292,500.00	4.53
10.501 - 11.000	2	402,089.63	6.23
11.001 - 11.500	1	95,909.44	1.48
11.501 - 12.000	2	313,902.43	4.86
12.001 - 12.500	4	908,959.37	14.07
12.501 - 13.000	9	1,588,486.13	24.59
13.001 - 13.500	7	1,805,452.70	27.95
13.501 - 14.000	1	58,500.00	0.91
14.001 - 14.500	1	222,667.97	3.45
14.501 - 15.000	3	547,136.72	8.47
16.001 - 16.500	2	142,622.29	2.21
16.501 - 16.720	1	80,657.77	1.25
Total	34	6,458,884.45	100.00

MIN INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000 - 1.000	1	62,231.29	0.96
2.001 - 2.500	1	292,500.00	4.53
3.001 - 3.500	1	161,400.00	2.50
3.501 - 4.000	1	177,159.04	2.74
4.001 - 4.500	3	601,089.63	9.31
4.501 - 5.000	20	4,171,419.74	64.58
7.001 - 7.500	1	222,667.97	3.45
7.501 - 8.000	1	60,197.95	0.93
8.501 - 9.000	2	486,938.77	7.54
9.501 - 10.000	1	80,657.77	1.25
10.001 - 10.375	2	142,622.29	2.21
Total	34	6,458,884.45	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	33	6,166,384.45	95.47
2.000	1	292,500.00	4.53
Total	34	6,458,884.45	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.000	28	5,573,125.03	86.29
5.000	6	885,759.42	13.71
Total	34	6,458,884.45	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	34	6,458,884.45	100.00
Total	34	6,458,884.45	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement or private placement memorandum.. Such information supersedes the information in all prior collateral term sheets, if any.

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	23	4,567,136.72	70.71
12	1	121,400.37	1.88
24	6	981,594.95	15.20
36	4	788,752.41	12.21
Total	34	6,458,884.45	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
352	1	177,159.04	2.74
356	5	980,479.46	15.18
357	4	582,937.43	9.03
358	12	2,172,913.85	33.64
359	11	2,252,894.67	34.88
360	1	292,500.00	4.53
Total	34	6,458,884.45	100.00

RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6	33	6,166,384.45	95.47
12	1	292,500.00	4.53
Total	34	6,458,884.45	100.00

FIRST RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
24	20	4,261,610.45	65.98
36	7	1,122,907.35	17.39
60	7	1,074,366.65	16.63
Total	34	6,458,884.45	100.00

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
20 - 21	7	1,046,082.21	16.20
22 - 24	13	3,215,528.24	49.78
31 - 33	1	328,727.45	5.09
34 - 36	6	794,179.90	12.30
52 - 54	1	177,159.04	2.74
55 - 57	1	188,607.23	2.92
58 - 60	5	708,600.38	10.97
Total	34	6,458,884.45	100.00

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
02/01/05	2	402,946.83	6.24
02/14/05	1	60,197.95	0.93
03/01/05	4	582,937.43	9.03
04/01/05	5	1,430,033.57	22.14
05/01/05	8	1,785,494.67	27.64
02/01/06	1	328,727.45	5.09
04/01/06	4	525,779.90	8.14
05/01/06	2	268,400.00	4.16
10/01/07	1	177,159.04	2.74
02/01/08	1	188,607.23	2.92
04/01/08	3	217,100.38	3.36
05/01/08	1	199,000.00	3.08
06/01/08	1	292,500.00	4.53
Total	34	6,458,884.45	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
84.98 - 85.00	3	731,674.28	11.33
85.01 - 90.00	11	2,207,177.14	34.17
90.01 - 95.00	11	2,169,939.71	33.60
95.01 - 100.00	9	1,350,093.32	20.90
Total	34	6,458,884.45	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
591 - 620	1	328,727.45	5.09
621 - 640	3	784,006.23	12.14
641 - 660	4	423,867.32	6.56
661 - 680	7	1,505,142.67	23.30
681 - 700	7	1,348,789.55	20.88
701 - 720	4	454,130.55	7.03
721 - 740	2	419,902.43	6.50
741 - 760	4	907,589.67	14.05
761 - 768	2	286,728.58	4.44
Total	34	6,458,884.45	100.00

IO TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	34	6,458,884.45	100.00
Total	34	6,458,884.45	100.00

LOAN PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	23	4,587,256.46	71.02
Cash Out Refinance	7	1,130,517.09	17.50
Rate/Term Refinance	4	741,110.90	11.47
Total	34	6,458,884.45	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	26	5,365,910.85	83.08
Investor	8	1,092,973.60	16.92
Total	34	6,458,884.45	100.00

ORIGINATOR DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Stated Documentation	22	4,493,919.80	69.58
Full Documentation	6	975,400.80	15.10
Limited Documentation	5	579,418.94	8.97
No Ratio	1	410,144.91	6.35
Total	34	6,458,884.45	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	23	4,435,402.34	68.67
2 Units	6	993,809.41	15.39
PUD	3	744,161.38	11.52
Condominium	2	285,511.32	4.42
Total	34	6,458,884.45	100.00

PREPAY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Prepayment Penalty	23	4,567,136.72	70.71
Has Prepayment Penalty	11	1,891,747.73	29.29
Total	34	6,458,884.45	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Massachusetts	2	1,054,244.91	16.32
Washington	3	712,805.72	11.04
Arizona	3	669,058.09	10.36
New Jersey	2	633,727.45	9.81
Maryland	3	448,096.22	6.94
California	2	392,809.04	6.08
Minnesota	1	381,724.91	5.91
Virginia	3	324,309.81	5.02
Ohio	1	222,667.97	3.45
Illinois	1	218,364.19	3.38
North Carolina	1	214,783.91	3.33
Oregon	1	199,000.00	3.08
All Others (9)	11	987,292.23	15.29
Total	34	6,458,884.45	100.00

HarborView Mortgage Pass-Through Certificates
Series 2003-2

Preliminary Marketing Materials

$[643,464,000] (Approximate)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Harborview Mortgage Pass-Through Certs, Series 2003-2
Bond Cashflow at Pricing Speed

	Class 1A (AAA) End Balance	Class 1A (AAA) Interest	Class 1A (AAA) Total Prin
0	188,186,000		
1	184,465,081	161,369	3,720,919
2	180,813,126	225,970	3,651,954
3	177,228,959	221,496	3,584,167
4	173,711,324	217,105	3,517,635
5	170,258,990	212,796	3,452,334
6	166,870,748	208,567	3,388,242
7	163,545,411	204,417	3,325,336
8	160,281,967	200,343	3,263,445
9	157,079,114	196,345	3,202,852
10	153,935,733	192,422	3,143,382
11	150,850,721	188,571	3,085,012
12	147,822,999	184,792	3,027,722
13	144,851,506	181,083	2,971,493
14	141,935,200	177,443	2,916,305
15	139,073,062	173,871	2,862,139
16	136,264,086	170,365	2,808,975
17	133,507,291	166,924	2,756,796
18	130,801,709	163,546	2,705,582
19	128,146,392	160,232	2,655,317
20	125,540,217	156,979	2,606,175
21	122,978,212	153,787	2,562,005
22	120,463,909	150,648	2,514,303
23	117,996,423	147,568	2,467,486
24	115,574,887	144,546	2,421,537
25	113,198,446	141,579	2,376,440
26	110,866,267	138,668	2,332,180
27	108,577,527	135,811	2,288,740
28	106,331,420	133,007	2,246,106
29	104,127,157	130,256	2,204,263
30	101,963,961	127,556	2,163,196

31	99,841,070	124,906	2,122,891
32	97,757,737	122,305	2,083,333
33	95,822,467	119,753	1,935,270
34	93,924,174	117,383	1,898,293
35	92,062,250	115,057	1,861,924
36	90,236,010	112,776	1,826,240
37	88,550,575	110,539	1,685,435
38	86,896,514	108,474	1,654,061
39	85,273,245	106,448	1,623,269
40	83,680,195	104,460	1,593,050
41	82,116,804	102,508	1,563,391
42	80,582,520	100,593	1,534,284
43	79,076,804	98,714	1,505,717
44	77,599,124	96,869	1,477,680
45	76,148,960	95,059	1,450,164
46	74,725,800	93,282	1,423,159
47	73,329,145	91,539	1,396,656
48	71,958,500	89,828	1,370,645
49	70,613,383	88,149	1,345,117
50	69,293,320	86,501	1,320,063
51	67,997,845	84,884	1,295,475
52	66,726,501	83,297	1,271,343
53	65,478,841	81,740	1,247,660
54	64,254,424	80,212	1,224,417
55	63,052,819	78,712	1,201,605
56	61,873,601	77,240	1,179,218
57	60,716,355	75,795	1,157,246
58	59,580,672	74,378	1,135,683
59	58,466,151	72,986	1,114,520
60	57,372,401	71,621	1,093,751
61	56,299,033	70,281	1,073,367
62	55,245,671	68,966	1,053,363
63	54,211,941	67,676	1,033,730
64	53,197,479	66,410	1,014,462
65	52,201,927	65,167	995,552
66	51,224,934	63,947	976,993
67	50,266,154	62,751	958,780
68	49,325,249	61,576	940,905
69	48,401,887	60,423	923,362
70	47,495,741	59,292	906,146
71	46,606,491	58,182	889,249
72	45,733,824	57,093	872,667

73	44,877,431	56,024	856,393
74	44,037,009	54,975	840,422
75	43,212,262	53,945	824,747
76	42,402,898	52,935	809,364
77	41,608,630	51,944	794,267
78	40,829,179	50,971	779,451
79	40,064,269	50,016	764,910
80	39,313,629	49,079	750,640
81	38,576,993	48,159	736,635
82	37,854,102	47,257	722,891
83	37,144,700	46,371	709,402
84	36,448,536	45,502	696,164
85	35,765,363	44,649	683,173
86	35,094,940	43,813	670,423
87	34,437,029	42,991	657,910
88	33,791,399	42,185	645,630
89	33,157,820	41,394	633,579
90	32,536,068	40,618	621,752
91	31,925,924	39,857	610,145
92	31,327,170	39,109	598,753
93	30,739,596	38,376	587,574
94	30,162,993	37,656	576,603
95	29,597,157	36,950	565,836
96	29,041,887	36,257	555,270
97	28,496,988	35,576	544,900
98	27,962,265	34,909	534,723
99	27,437,530	34,254	524,735
100	26,922,596	33,611	514,934
101	26,417,282	32,980	505,315
102	25,921,407	32,361	495,874
103	25,434,797	31,754	486,610
104	24,957,279	31,158	477,518
105	24,488,683	30,573	468,596
106	24,028,843	29,999	459,839
107	23,577,597	29,435	451,246
108	23,134,784	28,883	442,813
109	22,700,248	28,340	434,537
110	22,273,833	27,808	426,414
111	21,855,390	27,285	418,444
112	21,444,769	26,773	410,621
113	21,041,824	26,270	402,945
114	20,646,413	25,776	395,411

115	20,258,396	25,292	388,017
116	19,852,681	24,817	405,715
117	19,418,166	24,320	434,515
118	18,992,719	23,787	425,447
119	18,576,158	23,266	416,561
120	18,168,301	22,756	407,856
121	17,768,974	22,256	399,327
122	17,378,003	21,767	390,971
123	16,995,219	21,288	382,784
124	16,620,455	20,819	374,764
125	16,253,549	20,360	366,906
126	15,894,342	19,911	359,208
127	15,542,676	19,471	351,666
128	15,198,399	19,040	344,277
129	14,861,361	18,618	337,038
130	14,531,414	18,205	329,947
131	0	17,801	14,531,414
132	0	0	0
133	0	0	0
134	0	0	0
135	0	0	0
136	0	0	0
137	0	0	0
138	0	0	0
139	0	0	0
140	0	0	0
141	0	0	0
142	0	0	0
143	0	0	0
144	0	0	0
145	0	0	0
146	0	0	0
147	0	0	0
148	0	0	0
149	0	0	0
150	0	0	0

HarborView Mortgage Pass-Through Certificates
Series 2003-2

Preliminary Marketing Materials

$[643,464,000] (Approximate)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Table

Settlement	08/28/03
Class Balance	$40,000,000
Coupon	3.954%
Cut-off Date	08/01/03
Next Payment Date	09/19/03
Accrued Interest Days	27
Cleanup Call	Yes
To WAVG Roll Date	Yes

Class 2-A1 Certificates to Optional Call Date

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR	50% CPR	60% CPR	70% CPR
99-24	3.987	3.991	3.996	4.000	4.005	4.016	4.030	4.043	4.060
99-24+	3.982	3.986	3.990	3.994	3.998	4.006	4.017	4.026	4.038
99-25	3.977	3.981	3.984	3.987	3.990	3.996	4.004	4.009	4.016
99-25+	3.973	3.976	3.978	3.980	3.982	3.986	3.991	3.992	3.994
99-26	3.968	3.970	3.972	3.973	3.974	3.976	3.978	3.976	3.972
99-26+	3.963	3.965	3.966	3.966	3.967	3.966	3.965	3.959	3.950
99-27	3.959	3.960	3.960	3.959	3.959	3.956	3.952	3.942	3.928
99-27+	3.954	3.954	3.954	3.953	3.951	3.946	3.939	3.925	3.906
99-28	3.950	3.949	3.948	3.946	3.943	3.936	3.926	3.908	3.884
99-28+	3.945	3.944	3.942	3.939	3.936	3.926	3.913	3.891	3.862
99-29	3.940	3.939	3.936	3.932	3.928	3.916	3.900	3.874	3.840
99-29+	3.936	3.933	3.930	3.925	3.920	3.906	3.887	3.857	3.819
99-30	3.931	3.928	3.924	3.919	3.912	3.896	3.874	3.840	3.797
99-30+	3.926	3.923	3.918	3.912	3.905	3.886	3.861	3.823	3.775
99-31	3.922	3.917	3.912	3.905	3.897	3.876	3.848	3.806	3.753
99-31+	3.917	3.912	3.906	3.898	3.889	3.866	3.835	3.789	3.731
100-00	3.912	3.907	3.900	3.891	3.881	3.856	3.822	3.772	3.709
100-00+	3.908	3.902	3.894	3.885	3.874	3.846	3.810	3.755	3.687
100-01	3.903	3.896	3.888	3.878	3.866	3.836	3.797	3.738	3.665
100-01+	3.899	3.891	3.882	3.871	3.858	3.826	3.784	3.722	3.643
100-02	3.894	3.886	3.876	3.864	3.851	3.816	3.771	3.705	3.622
100-02+	3.889	3.880	3.870	3.857	3.843	3.806	3.758	3.688	3.600
100-03	3.885	3.875	3.864	3.850	3.835	3.796	3.745	3.671	3.578
100-03+	3.880	3.870	3.858	3.844	3.827	3.786	3.732	3.654	3.556
100-04	3.875	3.865	3.852	3.837	3.820	3.777	3.719	3.637	3.534
100-04+	3.871	3.859	3.846	3.830	3.812	3.767	3.706	3.620	3.513
100-05	3.866	3.854	3.840	3.823	3.804	3.757	3.693	3.604	3.491
100-05+	3.861	3.849	3.834	3.817	3.797	3.747	3.680	3.587	3.469
100-06	3.857	3.844	3.828	3.810	3.789	3.737	3.667	3.570	3.447
100-06+	3.852	3.838	3.822	3.803	3.781	3.727	3.655	3.553	3.425
100-07	3.848	3.833	3.816	3.796	3.773	3.717	3.642	3.536	3.404
100-07+	3.843	3.828	3.810	3.789	3.766	3.707	3.629	3.519	3.382
100-08	3.838	3.822	3.804	3.783	3.758	3.697	3.616	3.503	3.360
WAL (yr)	3.73	3.26	2.85	2.50	2.19	1.68	1.28	0.97	0.74
MDUR (yr)	3.36	2.95	2.60	2.29	2.02	1.56	1.20	0.92	0.71
First Prin Pay	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03
Last Prin Pay	08/19/08	08/19/08	08/19/08	08/19/08	08/19/08	08/19/08	02/19/08	01/19/07	04/19/06

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

HarborView Mortgage Pass-Through Certificates
Series 2003-2

Preliminary Marketing Materials

$[643,464,000] (Approximate)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Table

Settlement	08/28/03
Class Balance	$298,717,000
Coupon	4.532%
Cut-off Date	08/01/03
Next Payment Date	09/19/03
Accrued Interest Days	27
Cleanup Call	Yes
To WAVG Roll Date	Yes

Class 2-A2 Certificates to Optional Call Date

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR	50% CPR	60% CPR	70% CPR
100-17	4.304	4.279	4.250	4.215	4.176	4.075	3.943	3.752	3.511
100-17+	4.299	4.274	4.244	4.209	4.168	4.066	3.930	3.735	3.489
100-18	4.295	4.269	4.238	4.202	4.160	4.056	3.917	3.718	3.468
100-18+	4.290	4.263	4.231	4.195	4.152	4.046	3.904	3.701	3.446
100-19	4.285	4.258	4.225	4.188	4.145	4.036	3.891	3.684	3.424
100-19+	4.281	4.253	4.219	4.181	4.137	4.026	3.878	3.668	3.403
100-20	4.276	4.248	4.213	4.175	4.129	4.016	3.865	3.651	3.381
100-20+	4.271	4.242	4.207	4.168	4.122	4.006	3.853	3.634	3.359
100-21	4.267	4.237	4.201	4.161	4.114	3.996	3.840	3.617	3.338
100-21+	4.262	4.232	4.195	4.154	4.106	3.986	3.827	3.601	3.316
100-22	4.257	4.226	4.189	4.147	4.098	3.976	3.814	3.584	3.294
100-22+	4.253	4.221	4.183	4.140	4.091	3.966	3.801	3.567	3.273
100-23	4.248	4.216	4.177	4.134	4.083	3.956	3.788	3.550	3.251
100-23+	4.243	4.210	4.171	4.127	4.075	3.946	3.775	3.534	3.230
100-24	4.239	4.205	4.165	4.120	4.068	3.936	3.763	3.517	3.208
100-24+	4.234	4.200	4.159	4.113	4.060	3.927	3.750	3.500	3.186
100-25	4.229	4.195	4.153	4.106	4.052	3.917	3.737	3.483	3.165
100-25+	4.225	4.189	4.147	4.100	4.044	3.907	3.724	3.467	3.143
100-26	4.220	4.184	4.141	4.093	4.037	3.897	3.711	3.450	3.122
100-26+	4.215	4.179	4.135	4.086	4.029	3.887	3.698	3.433	3.100
100-27	4.211	4.173	4.129	4.079	4.021	3.877	3.686	3.417	3.078
100-27+	4.206	4.168	4.123	4.072	4.014	3.867	3.673	3.400	3.057
100-28	4.201	4.163	4.117	4.066	4.006	3.857	3.660	3.383	3.035
100-28+	4.197	4.158	4.111	4.059	3.998	3.847	3.647	3.367	3.014
100-29	4.192	4.152	4.105	4.052	3.991	3.837	3.634	3.350	2.992
100-29+	4.188	4.147	4.099	4.045	3.983	3.828	3.622	3.333	2.971
100-30	4.183	4.142	4.093	4.039	3.975	3.818	3.609	3.317	2.949
100-30+	4.178	4.136	4.087	4.032	3.967	3.808	3.596	3.300	2.928
100-31	4.174	4.131	4.081	4.025	3.960	3.798	3.583	3.283	2.906
100-31+	4.169	4.126	4.075	4.018	3.952	3.788	3.570	3.267	2.885
101-00	4.164	4.121	4.069	4.011	3.944	3.778	3.558	3.250	2.863
101-00+	4.160	4.115	4.063	4.005	3.937	3.768	3.545	3.233	2.842
101-01	4.155	4.110	4.057	3.998	3.929	3.759	3.532	3.217	2.820
WAL (yr)	3.73	3.26	2.85	2.50	2.19	1.68	1.28	0.97	0.74
MDUR (yr)	3.32	2.92	2.57	2.27	2.00	1.56	1.20	0.92	0.72
First Prin Pay	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03
Last Prin Pay	08/19/08	08/19/08	08/19/08	08/19/08	08/19/08	08/19/08	02/19/08	01/19/07	04/19/06

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

HarborView Mortgage Pass-Through Certificates
Series 2003-2

Preliminary Marketing Materials

$[643,464,000] (Approximate)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Yield Tables

Settlement	08/28/03
Class Balance	$17,918,000
Coupon	4.436%
Cut-off Date	08/01/03
Next Payment Date	09/19/03
Accrued Interest Days	27
Cleanup Call	Yes
To WAVG Roll Date	Yes

Class B1 Certificates to Optional Call Date (Flat Price)

Group 1 Group 2&3	5% CPR 10% CPR	10% CPR 15% CPR	15% CPR 20% CPR	20% CPR 25% CPR	25% CPR 30% CPR	35% CPR 40% CPR	45% CPR 50% CPR	55% CPR 60% CPR	65% CPR 70% CPR
98-07+	4.766	4.766	4.770	4.787	4.808	4.859	4.934	5.075	5.270
98-08+	4.758	4.758	4.762	4.778	4.799	4.849	4.922	5.061	5.252
98-09+	4.749	4.749	4.753	4.769	4.789	4.838	4.910	5.046	5.233
98-10+	4.741	4.741	4.744	4.760	4.780	4.828	4.898	5.031	5.215
98-11+	4.732	4.732	4.736	4.751	4.770	4.817	4.886	5.017	5.197
98-12+	4.724	4.724	4.727	4.742	4.761	4.807	4.874	5.002	5.178
98-13+	4.715	4.715	4.719	4.733	4.752	4.797	4.862	4.988	5.160
98-14+	4.707	4.707	4.710	4.724	4.742	4.786	4.850	4.973	5.142
98-15+	4.698	4.698	4.701	4.715	4.733	4.776	4.839	4.959	5.123
98-16+	4.690	4.690	4.693	4.706	4.724	4.765	4.827	4.944	5.105
98-17+	4.681	4.681	4.684	4.697	4.714	4.755	4.815	4.929	5.087
98-18+	4.673	4.673	4.676	4.689	4.705	4.745	4.803	4.915	5.068
98-19+	4.664	4.664	4.667	4.680	4.695	4.734	4.791	4.900	5.050
98-20+	4.656	4.656	4.658	4.671	4.686	4.724	4.779	4.886	5.032
98-21+	4.647	4.647	4.650	4.662	4.677	4.714	4.767	4.871	5.013
98-22+	4.639	4.639	4.641	4.653	4.667	4.703	4.756	4.857	4.995
98-23+	4.630	4.630	4.633	4.644	4.658	4.693	4.744	4.842	4.977
98-24+	4.622	4.622	4.624	4.635	4.649	4.683	4.732	4.828	4.959
98-25+	4.613	4.613	4.616	4.626	4.639	4.672	4.720	4.813	4.940
98-26+	4.605	4.605	4.607	4.617	4.630	4.662	4.708	4.799	4.922
98-27+	4.596	4.596	4.599	4.608	4.621	4.651	4.697	4.784	4.904
98-28+	4.588	4.588	4.590	4.599	4.611	4.641	4.685	4.770	4.886
98-29+	4.579	4.579	4.581	4.590	4.602	4.631	4.673	4.755	4.868
98-30+	4.571	4.571	4.573	4.582	4.593	4.620	4.661	4.741	4.849
98-31+	4.562	4.562	4.564	4.573	4.583	4.610	4.649	4.726	4.831
99-00+	4.554	4.554	4.556	4.564	4.574	4.600	4.638	4.712	4.813
99-01+	4.546	4.546	4.547	4.555	4.565	4.590	4.626	4.697	4.795
99-02+	4.537	4.537	4.539	4.546	4.555	4.579	4.614	4.683	4.777
99-03+	4.529	4.529	4.530	4.537	4.546	4.569	4.602	4.668	4.759
99-04+	4.520	4.520	4.522	4.528	4.537	4.559	4.590	4.654	4.740
99-05+	4.512	4.512	4.513	4.519	4.528	4.548	4.579	4.640	4.722
99-06+	4.503	4.503	4.505	4.510	4.518	4.538	4.567	4.625	4.704
99-07+	4.495	4.495	4.496	4.502	4.509	4.528	4.555	4.611	4.686
WAL (yr)	4.16	4.16	4.12	3.94	3.75	3.37	2.94	2.36	1.86
MDUR (yr)	3.72	3.72	3.68	3.54	3.38	3.05	2.67	2.17	1.73
First Prin Pay	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03
Last Prin Pay	11/19/07	11/19/07	11/19/07	11/19/07	11/19/07	11/19/07	11/19/07	01/19/07	04/19/06

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Settlement	08/28/03
Class Balance	$8,144,000
Coupon	4.436%
Cut-off Date	08/01/03
Next Payment Date	09/19/03
Accrued Interest Days	27
Cleanup Call	Yes
To WAVG Roll Date	Yes

Class B2 Certificates to Optional Call Date (Flat Price)

Group 1 Group 2&3	5% CPR 10% CPR	10% CPR 15% CPR	15% CPR 20% CPR	20% CPR 25% CPR	25% CPR 30% CPR	35% CPR 40% CPR	45% CPR 50% CPR	55% CPR 60% CPR	65% CPR 70% CPR
96-21+	5.197	5.197	5.205	5.240	5.283	5.385	5.535	5.815	6.200
96-22+	5.188	5.188	5.197	5.231	5.273	5.375	5.523	5.800	6.181
96-23+	5.179	5.179	5.188	5.222	5.264	5.364	5.511	5.785	6.162
96-24+	5.171	5.171	5.179	5.213	5.254	5.353	5.499	5.770	6.144
96-25+	5.162	5.162	5.170	5.204	5.245	5.343	5.487	5.755	6.125
96-26+	5.153	5.153	5.162	5.195	5.235	5.332	5.475	5.740	6.106
96-27+	5.145	5.145	5.153	5.185	5.225	5.322	5.463	5.725	6.087
96-28+	5.136	5.136	5.144	5.176	5.216	5.311	5.450	5.710	6.069
96-29+	5.127	5.127	5.135	5.167	5.206	5.300	5.438	5.695	6.050
96-30+	5.119	5.119	5.127	5.158	5.197	5.290	5.426	5.680	6.031
96-31+	5.110	5.110	5.118	5.149	5.187	5.279	5.414	5.665	6.012
97-00+	5.101	5.101	5.109	5.140	5.178	5.269	5.402	5.651	5.994
97-01+	5.093	5.093	5.100	5.131	5.168	5.258	5.390	5.636	5.975
97-02+	5.084	5.084	5.092	5.122	5.159	5.247	5.378	5.621	5.956
97-03+	5.075	5.075	5.083	5.112	5.149	5.237	5.366	5.606	5.937
97-04+	5.067	5.067	5.074	5.103	5.140	5.226	5.354	5.591	5.919
97-05+	5.058	5.058	5.065	5.094	5.130	5.216	5.341	5.576	5.900
97-06+	5.050	5.050	5.057	5.085	5.120	5.205	5.329	5.561	5.881
97-07+	5.041	5.041	5.048	5.076	5.111	5.195	5.317	5.547	5.863
97-08+	5.032	5.032	5.039	5.067	5.101	5.184	5.305	5.532	5.844
97-09+	5.024	5.024	5.030	5.058	5.092	5.174	5.293	5.517	5.825
97-10+	5.015	5.015	5.022	5.049	5.082	5.163	5.281	5.502	5.807
97-11+	5.006	5.006	5.013	5.040	5.073	5.152	5.269	5.487	5.788
97-12+	4.998	4.998	5.004	5.031	5.063	5.142	5.257	5.472	5.770
97-13+	4.989	4.989	4.996	5.022	5.054	5.131	5.245	5.458	5.751
97-14+	4.981	4.981	4.987	5.013	5.044	5.121	5.233	5.443	5.732
97-15+	4.972	4.972	4.978	5.004	5.035	5.110	5.221	5.428	5.714
97-16+	4.963	4.963	4.969	4.994	5.025	5.100	5.209	5.413	5.695
97-17+	4.955	4.955	4.961	4.985	5.016	5.089	5.197	5.399	5.677
97-18+	4.946	4.946	4.952	4.976	5.006	5.079	5.185	5.384	5.658
97-19+	4.938	4.938	4.943	4.967	4.997	5.068	5.173	5.369	5.639
97-20+	4.929	4.929	4.935	4.958	4.987	5.058	5.161	5.354	5.621
97-21+	4.920	4.920	4.926	4.949	4.978	5.047	5.149	5.340	5.602
WAL (yr)	4.16	4.16	4.12	3.94	3.75	3.37	2.94	2.36	1.86
MDUR (yr)	3.71	3.71	3.67	3.52	3.36	3.03	2.65	2.16	1.72
First Prin Pay	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03
Last Prin Pay	11/19/07	11/19/07	11/19/07	11/19/07	11/19/07	11/19/07	11/19/07	01/19/07	04/19/06

"Full Price" = "Flat Price" + Accrued Interest.

Duration and related sensitivities are calculated at midpoint price.

Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Settlement	08/28/03
Class Balance	$4,886,000
Coupon	4.436%
Cut-off Date	08/01/03
Next Payment Date	09/19/03
Accrued Interest Days	27
Cleanup Call	Yes
To WAVG Roll Date	Yes

Class B3 Certificates to Optional Call Date (Flat Price)

Group 1 Group 2&3	5% CPR 10% CPR	10% CPR 15% CPR	15% CPR 20% CPR	20% CPR 25% CPR	25% CPR 30% CPR	35% CPR 40% CPR	45% CPR 50% CPR	55% CPR 60% CPR	65% CPR 70% CPR
95-21	5.481	5.481	5.493	5.540	5.597	5.733	5.934	6.304	6.816
95-22	5.472	5.472	5.484	5.530	5.587	5.723	5.921	6.289	6.797
95-23	5.464	5.464	5.475	5.521	5.577	5.712	5.909	6.274	6.778
95-24	5.455	5.455	5.466	5.512	5.568	5.701	5.897	6.259	6.759
95-25	5.446	5.446	5.457	5.503	5.558	5.690	5.884	6.244	6.740
95-26	5.437	5.437	5.448	5.493	5.548	5.680	5.872	6.228	6.721
95-27	5.429	5.429	5.440	5.484	5.539	5.669	5.860	6.213	6.702
95-28	5.420	5.420	5.431	5.475	5.529	5.658	5.848	6.198	6.683
95-29	5.411	5.411	5.422	5.466	5.519	5.647	5.835	6.183	6.664
95-30	5.402	5.402	5.413	5.456	5.509	5.637	5.823	6.168	6.645
95-31	5.393	5.393	5.404	5.447	5.500	5.626	5.811	6.153	6.626
96-00	5.385	5.385	5.395	5.438	5.490	5.615	5.798	6.138	6.607
96-01	5.376	5.376	5.386	5.429	5.480	5.604	5.786	6.123	6.588
96-02	5.367	5.367	5.377	5.419	5.471	5.594	5.774	6.108	6.569
96-03	5.358	5.358	5.369	5.410	5.461	5.583	5.762	6.092	6.550
96-04	5.350	5.350	5.360	5.401	5.451	5.572	5.749	6.077	6.531
96-05	5.341	5.341	5.351	5.392	5.442	5.561	5.737	6.062	6.512
96-06	5.332	5.332	5.342	5.383	5.432	5.551	5.725	6.047	6.493
96-07	5.323	5.323	5.333	5.373	5.422	5.540	5.712	6.032	6.474
96-08	5.315	5.315	5.324	5.364	5.413	5.529	5.700	6.017	6.455
96-09	5.306	5.306	5.316	5.355	5.403	5.519	5.688	6.002	6.436
96-10	5.297	5.297	5.307	5.346	5.394	5.508	5.676	5.987	6.417
96-11	5.288	5.288	5.298	5.337	5.384	5.497	5.664	5.972	6.398
96-12	5.280	5.280	5.289	5.327	5.374	5.487	5.651	5.957	6.379
96-13	5.271	5.271	5.280	5.318	5.365	5.476	5.639	5.942	6.360
96-14	5.262	5.262	5.271	5.309	5.355	5.465	5.627	5.927	6.341
96-15	5.253	5.253	5.263	5.300	5.345	5.455	5.615	5.912	6.323
96-16	5.245	5.245	5.254	5.291	5.336	5.444	5.602	5.897	6.304
96-17	5.236	5.236	5.245	5.282	5.326	5.433	5.590	5.882	6.285
96-18	5.227	5.227	5.236	5.272	5.317	5.423	5.578	5.867	6.266
96-19	5.219	5.219	5.227	5.263	5.307	5.412	5.566	5.852	6.247
96-20	5.210	5.210	5.219	5.254	5.297	5.401	5.554	5.837	6.228
96-21	5.201	5.201	5.210	5.245	5.288	5.391	5.542	5.822	6.209
WAL (yr)	4.16	4.16	4.12	3.94	3.75	3.37	2.94	2.36	1.86
MDUR (yr)	3.70	3.70	3.66	3.52	3.35	3.02	2.64	2.15	1.71
First Prin Pay	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03
Last Prin Pay	11/19/07	11/19/07	11/19/07	11/19/07	11/19/07	11/19/07	11/19/07	01/19/07	04/19/06

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

HarborView Mortgage Pass-Through Certificates
Series 2003-2

Preliminary Marketing Materials

$[643,464,000] (Approximate)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

HVMLT 03-2 - Class B2 Price/Yield Tables - To WAVG Roll Date

Balance	$8,144,000.00	Delay	18	WAC	4.800571
Coupon	4.43604	Dated	8/1/2003	NET	4.43604
Settle	8/28/2003	First Payment	9/19/2003	WAM	346

GRP 1 Prepay	20 CPR	20 CPR
GRP 2 Prepay	25 CPR	25 CPR
GRP 3 Prepay	25 CPR	25 CPR
INDICES	FWRD	FWRD + 300
	Yield	Yield
96-13	5.964	6.752
96-14	5.955	6.743
96-15	5.946	6.734
96-16	5.937	6.724
96-17	5.927	6.715
96-18	5.918	6.705
96-19	5.909	6.696
96-20	5.900	6.686
96-21	5.890	6.677
96-22	5.881	6.668
96-23	5.872	6.658
96-24	5.863	6.649
96-25	5.853	6.640
96-26	5.844	6.630
96-27	5.835	6.621
96-28	5.826	6.611
96-29	5.816	6.602
96-30	5.807	6.593
96-31	5.798	6.583
97-00	5.789	6.574
97-01	5.780	6.565
97-02	5.770	6.555
97-03	5.761	6.546
97-04	5.752	6.537
97-05	5.743	6.527
97-06	5.734	6.518
97-07	5.725	6.509
97-08	5.715	6.499
97-09	5.706	6.490
97-10	5.697	6.481
97-11	5.688	6.471
97-12	5.679	6.462
97-13	5.670	6.453
WAL	3.94	3.94
Mod Durn	3.49	3.43
Payment Window	09/03 - 11/07	09/03 - 11/07

HVMLT 03-2 - Class B2 Price/Yield Tables - To Maturity

Balance	$8,144,000.00	Delay	18	WAC	4.800571
Coupon	4.43604	Dated	8/1/2003	NET	4.43604
Settle	8/28/2003	First Payment	9/19/2003	WAM	346

GRP 1 Prepay	20 CPR	20 CPR
GRP 2 Prepay	25 CPR	25 CPR
GRP 3 Prepay	25 CPR	25 CPR
INDICES	FWRD	FWRD + 300
	Yield	Yield
96-13	6.487	7.484
96-14	6.481	7.478
96-15	6.474	7.471
96-16	6.468	7.465
96-17	6.462	7.458
96-18	6.455	7.451
96-19	6.449	7.445
96-20	6.443	7.438
96-21	6.436	7.432
96-22	6.430	7.425
96-23	6.424	7.419
96-24	6.417	7.412
96-25	6.411	7.406
96-26	6.405	7.399
96-27	6.398	7.393
96-28	6.392	7.387
96-29	6.386	7.380
96-30	6.380	7.374
96-31	6.373	7.367
97-00	6.367	7.361
97-01	6.361	7.354
97-02	6.354	7.348
97-03	6.348	7.341
97-04	6.342	7.335
97-05	6.336	7.328
97-06	6.329	7.322
97-07	6.323	7.315
97-08	6.317	7.309
97-09	6.310	7.302
97-10	6.304	7.296
97-11	6.298	7.290
97-12	6.292	7.283
97-13	6.285	7.277
WAL	6.38	6.40
Mod Durn	5.10	4.96
Payment Window	09/03 - 06/33	09/03 - 06/33

Harborview Mortgage Pass-Through Certificates
Series 2003-2

Marketing Materials

$[8,149,370] (Approximate)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc., the placement agent, in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Material's accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate of timing of payments on any of the underlying assets or the payments or yield on the securities.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed in this communication. Prospective purchasers are referred to the final private placement memorandum relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. A final private placement memorandum may be obtained by contacting GCM's Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. GCM is acting as the initial purchaser in connection with the proposed transaction.

Yield Table

Settlement	08/28/03
Class Balance	$3,256,000
Coupon	4.436%
Cut-off Date	08/01/03
Next Payment Date	09/19/03
Accrued Interest Days	27
Cleanup Call	Yes

Class B4 Certificates to Optional Call Date (Flat Price)

Group 1 Group 2&3	5% CPR 10% CPR	10% CPR 15% CPR	15% CPR 20% CPR	20% CPR 25% CPR	25% CPR 30% CPR	35% CPR 40% CPR	45% CPR 50% CPR	55% CPR 60% CPR	65% CPR 70% CPR
79-17+	6.143	6.971	7.914	8.811	9.606	11.161	13.012	15.211	18.080
79-18+	6.139	6.965	7.907	8.803	9.596	11.149	12.997	15.192	18.055
79-19+	6.135	6.960	7.900	8.794	9.586	11.137	12.981	15.172	18.030
79-20+	6.131	6.954	7.893	8.786	9.577	11.124	12.965	15.152	18.005
79-21+	6.127	6.949	7.886	8.778	9.567	11.112	12.950	15.133	17.980
79-22+	6.122	6.944	7.879	8.769	9.557	11.100	12.934	15.113	17.955
79-23+	6.118	6.938	7.872	8.761	9.547	11.087	12.918	15.093	17.930
79-24+	6.114	6.933	7.865	8.752	9.538	11.075	12.903	15.074	17.905
79-25+	6.110	6.927	7.858	8.744	9.528	11.063	12.887	15.054	17.880
79-26+	6.106	6.922	7.852	8.736	9.518	11.050	12.871	15.034	17.855
79-27+	6.101	6.916	7.845	8.727	9.509	11.038	12.856	15.015	17.830
79-28+	6.097	6.911	7.838	8.719	9.499	11.026	12.840	14.995	17.805
79-29+	6.093	6.905	7.831	8.710	9.489	11.013	12.825	14.975	17.780
79-30+	6.089	6.900	7.824	8.702	9.480	11.001	12.809	14.956	17.756
79-31+	6.085	6.895	7.817	8.694	9.470	10.989	12.794	14.936	17.731
80-00+	6.081	6.889	7.810	8.685	9.460	10.976	12.778	14.917	17.706
80-01+	6.077	6.884	7.803	8.677	9.451	10.964	12.762	14.897	17.681
80-02+	6.072	6.878	7.796	8.669	9.441	10.952	12.747	14.878	17.656
80-03+	6.068	6.873	7.789	8.660	9.431	10.939	12.731	14.858	17.631
80-04+	6.064	6.868	7.782	8.652	9.422	10.927	12.716	14.839	17.607
80-05+	6.060	6.862	7.775	8.644	9.412	10.915	12.700	14.819	17.582
80-06+	6.056	6.857	7.769	8.635	9.402	10.903	12.685	14.800	17.557
80-07+	6.052	6.851	7.762	8.627	9.393	10.890	12.669	14.780	17.532
80-08+	6.047	6.846	7.755	8.619	9.383	10.878	12.654	14.761	17.508
80-09+	6.043	6.840	7.748	8.610	9.373	10.866	12.638	14.741	17.483
80-10+	6.039	6.835	7.741	8.602	9.364	10.854	12.623	14.722	17.458
80-11+	6.035	6.830	7.734	8.594	9.354	10.841	12.607	14.702	17.433
80-12+	6.031	6.824	7.727	8.585	9.345	10.829	12.592	14.683	17.409
80-13+	6.027	6.819	7.720	8.577	9.335	10.817	12.576	14.663	17.384
80-14+	6.023	6.814	7.714	8.569	9.325	10.805	12.561	14.644	17.359
80-15+	6.019	6.808	7.707	8.560	9.316	10.793	12.546	14.625	17.335
80-16+	6.014	6.803	7.700	8.552	9.306	10.780	12.530	14.605	17.310
80-17+	6.010	6.797	7.693	8.544	9.297	10.768	12.515	14.586	17.286
WAL (yr)	14.11	10.10	7.53	5.99	5.05	3.84	2.99	2.36	1.86
MDUR (yr)	9.35	7.17	5.63	4.65	4.02	3.16	2.50	1.99	1.57
First Prin Pay	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03
Last Prin Pay	07/19/26	07/19/21	06/19/17	07/19/14	07/19/12	10/19/09	02/19/08	01/19/07	04/19/06

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. GCM is acting as the initial purchaser in connection with the proposed transaction.

Settlement	08/28/03
Class Balance	$3,256,000
Coupon	4.436%
Cut-off Date	08/01/03
Next Payment Date	09/19/03
Accrued Interest Days	27
Cleanup Call	No

Class B4 Certificates to Maturity (Flat Price)

Group 1 Group 2&3	5% CPR 10% CPR	10% CPR 15% CPR	15% CPR 20% CPR	20% CPR 25% CPR	25% CPR 30% CPR	35% CPR 40% CPR	45% CPR 50% CPR	55% CPR 60% CPR	65% CPR 70% CPR
79-17+	6.124	6.919	7.819	8.665	9.406	10.806	12.403	14.184	16.304
79-18+	6.120	6.914	7.812	8.657	9.397	10.794	12.389	14.166	16.282
79-19+	6.116	6.909	7.805	8.649	9.387	10.782	12.374	14.148	16.260
79-20+	6.112	6.903	7.798	8.640	9.378	10.770	12.359	14.129	16.238
79-21+	6.108	6.898	7.792	8.632	9.368	10.758	12.344	14.111	16.216
79-22+	6.103	6.892	7.785	8.624	9.359	10.746	12.329	14.093	16.193
79-23+	6.099	6.887	7.778	8.615	9.349	10.734	12.315	14.075	16.171
79-24+	6.095	6.882	7.771	8.607	9.340	10.722	12.300	14.057	16.149
79-25+	6.091	6.876	7.764	8.599	9.330	10.710	12.285	14.039	16.127
79-26+	6.087	6.871	7.757	8.591	9.321	10.699	12.270	14.021	16.105
79-27+	6.083	6.865	7.750	8.582	9.311	10.687	12.256	14.003	16.083
79-28+	6.078	6.860	7.744	8.574	9.302	10.675	12.241	13.985	16.061
79-29+	6.074	6.855	7.737	8.566	9.292	10.663	12.226	13.967	16.039
79-30+	6.070	6.849	7.730	8.558	9.283	10.651	12.211	13.949	16.017
79-31+	6.066	6.844	7.723	8.550	9.273	10.639	12.197	13.931	15.995
80-00+	6.062	6.839	7.716	8.541	9.264	10.627	12.182	13.913	15.973
80-01+	6.058	6.833	7.710	8.533	9.254	10.615	12.167	13.895	15.951
80-02+	6.054	6.828	7.703	8.525	9.245	10.604	12.153	13.877	15.929
80-03+	6.049	6.822	7.696	8.517	9.235	10.592	12.138	13.859	15.907
80-04+	6.045	6.817	7.689	8.509	9.226	10.580	12.123	13.841	15.885
80-05+	6.041	6.812	7.682	8.500	9.217	10.568	12.109	13.823	15.864
80-06+	6.037	6.806	7.675	8.492	9.207	10.556	12.094	13.805	15.842
80-07+	6.033	6.801	7.669	8.484	9.198	10.545	12.079	13.787	15.820
80-08+	6.029	6.796	7.662	8.476	9.188	10.533	12.065	13.770	15.798
80-09+	6.025	6.790	7.655	8.468	9.179	10.521	12.050	13.752	15.776
80-10+	6.021	6.785	7.648	8.459	9.170	10.509	12.035	13.734	15.754
80-11+	6.016	6.780	7.642	8.451	9.160	10.497	12.021	13.716	15.732
80-12+	6.012	6.774	7.635	8.443	9.151	10.486	12.006	13.698	15.711
80-13+	6.008	6.769	7.628	8.435	9.141	10.474	11.992	13.680	15.689
80-14+	6.004	6.764	7.621	8.427	9.132	10.462	11.977	13.662	15.667
80-15+	6.000	6.758	7.614	8.419	9.123	10.450	11.962	13.645	15.645
80-16+	5.996	6.753	7.608	8.411	9.113	10.439	11.948	13.627	15.624
80-17+	5.992	6.748	7.601	8.402	9.104	10.427	11.933	13.609	15.602
WAL (yr)	14.36	10.45	7.88	6.33	5.36	4.14	3.29	2.68	2.20
MDUR (yr)	9.40	7.24	5.70	4.74	4.12	3.29	2.65	2.16	1.77
First Prin Pay	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03
Last Prin Pay	06/19/33	06/19/33	06/19/33	06/19/33	06/19/33	06/19/33	06/19/31	01/19/27	07/19/22

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. GCM is acting as the initial purchaser in connection with the proposed transaction.

Settlement	08/28/03
Class Balance	$1,954,000
Coupon	4.436%
Cut-off Date	08/01/03
Next Payment Date	09/19/03
Accrued Interest Days	27
Cleanup Call	Yes

Class B5 Certificates to Optional Call Date (Flat Price)

Group 1 Group 2&3	5% CPR 10% CPR	10% CPR 15% CPR	15% CPR 20% CPR	20% CPR 25% CPR	25% CPR 30% CPR	35% CPR 40% CPR	45% CPR 50% CPR	55% CPR 60% CPR	65% CPR 70% CPR
60-22+	9.214	10.960	12.992	14.939	16.677	20.136	24.414	29.639	36.517
60-23+	9.207	10.952	12.981	14.927	16.663	20.118	24.391	29.610	36.479
60-24+	9.201	10.944	12.971	14.914	16.649	20.100	24.368	29.581	36.442
60-25+	9.195	10.936	12.961	14.902	16.635	20.082	24.345	29.552	36.404
60-26+	9.189	10.928	12.951	14.890	16.621	20.064	24.322	29.523	36.367
60-27+	9.183	10.920	12.941	14.878	16.606	20.046	24.300	29.493	36.329
60-28+	9.176	10.912	12.930	14.865	16.592	20.029	24.277	29.464	36.292
60-29+	9.170	10.904	12.920	14.853	16.578	20.011	24.254	29.435	36.255
60-30+	9.164	10.896	12.910	14.841	16.564	19.993	24.231	29.406	36.217
60-31+	9.158	10.888	12.900	14.829	16.550	19.975	24.208	29.377	36.180
61-00+	9.152	10.880	12.890	14.816	16.536	19.957	24.185	29.348	36.143
61-01+	9.145	10.872	12.879	14.804	16.522	19.939	24.163	29.319	36.106
61-02+	9.139	10.864	12.869	14.792	16.508	19.921	24.140	29.290	36.068
61-03+	9.133	10.856	12.859	14.780	16.494	19.903	24.117	29.261	36.031
61-04+	9.127	10.848	12.849	14.767	16.479	19.886	24.094	29.232	35.994
61-05+	9.121	10.840	12.839	14.755	16.465	19.868	24.072	29.204	35.957
61-06+	9.115	10.832	12.829	14.743	16.451	19.850	24.049	29.175	35.920
61-07+	9.109	10.824	12.819	14.731	16.437	19.832	24.026	29.146	35.883
61-08+	9.102	10.816	12.809	14.719	16.423	19.814	24.004	29.117	35.846
61-09+	9.096	10.808	12.799	14.707	16.409	19.797	23.981	29.088	35.809
61-10+	9.090	10.800	12.788	14.694	16.395	19.779	23.958	29.059	35.772
61-11+	9.084	10.792	12.778	14.682	16.381	19.761	23.936	29.031	35.735
61-12+	9.078	10.784	12.768	14.670	16.367	19.743	23.913	29.002	35.698
61-13+	9.072	10.777	12.758	14.658	16.353	19.726	23.891	28.973	35.661
61-14+	9.066	10.769	12.748	14.646	16.339	19.708	23.868	28.945	35.624
61-15+	9.059	10.761	12.738	14.634	16.325	19.690	23.846	28.916	35.587
61-16+	9.053	10.753	12.728	14.622	16.312	19.673	23.823	28.887	35.550
61-17+	9.047	10.745	12.718	14.610	16.298	19.655	23.801	28.859	35.514
61-18+	9.041	10.737	12.708	14.597	16.284	19.637	23.778	28.830	35.477
61-19+	9.035	10.729	12.698	14.585	16.270	19.620	23.756	28.801	35.440
61-20+	9.029	10.721	12.688	14.573	16.256	19.602	23.733	28.773	35.403
61-21+	9.023	10.713	12.678	14.561	16.242	19.585	23.711	28.744	35.367
61-22+	9.017	10.705	12.668	14.549	16.228	19.567	23.688	28.716	35.330
WAL (yr)	14.11	10.10	7.53	5.99	5.05	3.84	2.99	2.36	1.86
MDUR (yr)	8.26	6.38	5.02	4.17	3.62	2.85	2.24	1.76	1.37
First Prin Pay	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03
Last Prin Pay	07/19/26	07/19/21	06/19/17	07/19/14	07/19/12	10/19/09	02/19/08	01/19/07	04/19/06

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. GCM is acting as the initial purchaser in connection with the proposed transaction.

Settlement	08/28/03
Class Balance	$1,954,000
Coupon	4.436%
Cut-off Date	08/01/03
Next Payment Date	09/19/03
Accrued Interest Days	27
Cleanup Call	No

Class B5 Certificates to Maturity (Flat Price)

Group 1 Group 2&3	5% CPR 10% CPR	10% CPR 15% CPR	15% CPR 20% CPR	20% CPR 25% CPR	25% CPR 30% CPR	35% CPR 40% CPR	45% CPR 50% CPR	55% CPR 60% CPR	65% CPR 70% CPR
60-22+	9.184	10.886	12.857	14.728	16.375	19.542	23.312	27.634	32.902
60-23+	9.178	10.878	12.847	14.715	16.361	19.524	23.290	27.606	32.868
60-24+	9.172	10.870	12.837	14.703	16.347	19.507	23.268	27.579	32.833
60-25+	9.166	10.862	12.827	14.691	16.333	19.489	23.246	27.551	32.799
60-26+	9.159	10.854	12.817	14.679	16.319	19.471	23.224	27.524	32.765
60-27+	9.153	10.846	12.806	14.666	16.305	19.454	23.202	27.496	32.731
60-28+	9.147	10.838	12.796	14.654	16.291	19.436	23.180	27.469	32.696
60-29+	9.141	10.830	12.786	14.642	16.277	19.419	23.157	27.441	32.662
60-30+	9.135	10.822	12.776	14.630	16.263	19.401	23.135	27.414	32.628
60-31+	9.128	10.814	12.766	14.618	16.249	19.383	23.113	27.387	32.594
61-00+	9.122	10.806	12.756	14.605	16.235	19.366	23.091	27.359	32.560
61-01+	9.116	10.798	12.746	14.593	16.221	19.348	23.069	27.332	32.526
61-02+	9.110	10.790	12.735	14.581	16.207	19.331	23.047	27.305	32.492
61-03+	9.104	10.782	12.725	14.569	16.193	19.313	23.025	27.277	32.458
61-04+	9.098	10.774	12.715	14.557	16.179	19.296	23.003	27.250	32.424
61-05+	9.091	10.767	12.705	14.545	16.165	19.278	22.981	27.223	32.390
61-06+	9.085	10.759	12.695	14.533	16.151	19.261	22.960	27.196	32.356
61-07+	9.079	10.751	12.685	14.520	16.137	19.243	22.938	27.168	32.322
61-08+	9.073	10.743	12.675	14.508	16.123	19.226	22.916	27.141	32.288
61-09+	9.067	10.735	12.665	14.496	16.110	19.209	22.894	27.114	32.255
61-10+	9.061	10.727	12.655	14.484	16.096	19.191	22.872	27.087	32.221
61-11+	9.055	10.719	12.645	14.472	16.082	19.174	22.850	27.060	32.187
61-12+	9.049	10.711	12.635	14.460	16.068	19.156	22.828	27.033	32.153
61-13+	9.042	10.703	12.625	14.448	16.054	19.139	22.807	27.006	32.120
61-14+	9.036	10.695	12.615	14.436	16.040	19.122	22.785	26.978	32.086
61-15+	9.030	10.687	12.605	14.424	16.026	19.104	22.763	26.951	32.052
61-16+	9.024	10.679	12.595	14.412	16.013	19.087	22.741	26.924	32.019
61-17+	9.018	10.672	12.585	14.400	15.999	19.070	22.719	26.897	31.985
61-18+	9.012	10.664	12.575	14.388	15.985	19.052	22.698	26.870	31.951
61-19+	9.006	10.656	12.565	14.376	15.971	19.035	22.676	26.843	31.918
61-20+	9.000	10.648	12.555	14.364	15.957	19.018	22.654	26.817	31.884
61-21+	8.994	10.640	12.545	14.352	15.944	19.000	22.633	26.790	31.851
61-22+	8.988	10.632	12.535	14.340	15.930	18.983	22.611	26.763	31.817
WAL (yr)	14.36	10.45	7.88	6.33	5.36	4.14	3.29	2.68	2.20
MDUR (yr)	8.27	6.39	5.04	4.19	3.65	2.91	2.32	1.87	1.50
First Prin Pay	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03
Last Prin Pay	06/19/33	06/19/33	06/19/33	06/19/33	06/19/33	05/19/33	06/19/31	04/19/27	09/19/22

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

HarborView Mortgage Pass-Through Certificates
Series 2003-2

Preliminary Marketing Materials

$[643,464,000] (Approximate)

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement or private placement memorandum.. Such information supersedes the information in all prior collateral term sheets, if any.

FICO Score

FICO	Total Balance		WAC	WA MARGIN	WA LTV	WA FICO	AVG
	Amount	%					BALANCE
540 - 559	374,819.58	0.07	5.25	3.00	69.75	550	374,819.58
560 - 579	540,000.00	0.10	5.13	2.25	77.14	576	540,000.00
580 - 599	447,587.74	0.08	7.79	6.13	77.32	590	223,793.87
620 - 639	10,613,300.57	1.94	6.05	3.35	77.27	628	286,845.96
640 - 659	24,926,580.65	4.56	5.09	2.75	76.53	653	273,918.47
660 - 679	51,236,368.48	9.38	5.03	2.73	76.47	669	273,991.28
680 - 699	66,176,570.95	12.12	5.02	2.56	75.15	689	296,755.92
700 - 719	78,936,331.30	14.45	4.93	2.46	72.65	709	333,064.69
720 - 739	67,509,465.15	12.36	4.69	2.42	71.35	730	337,547.33
740 - 759	79,251,043.89	14.51	4.78	2.41	69.55	750	349,123.54
760 - 779	85,532,594.41	15.66	4.79	2.43	68.62	769	373,504.78
780 - 799	55,030,372.56	10.08	4.63	2.40	63.38	788	362,041.92
800 >=	22,956,816.03	4.20	4.63	2.36	60.62	808	499,061.22
Not Available	2,653,483.97	0.49	4.70	2.31	72.62	0	530,696.79
TOTAL POOL	**546,185,335.28**	**100.00**	**4.87**	**2.50**	**70.90**	**728**	**333,446.48**

FICO Min: 550 Max: 832

Loan To Value (LTV) Ratio

LTV	Total Balance		WAC	WA MARGIN	WA LTV	WA FICO	AVG	WA SEASON	% of First Lien	% of Second Lien
	Amount	%					BALANCE			
< 14.99	160,000.00	0.03	4.20	2.50	14.55	663	160,000.00	0	0.03	0.00
15.00 - 19.99	3,136,497.96	0.57	4.27	2.38	18.19	770	1,045,499.32	1	0.57	0.00
20.00 - 24.99	1,133,883.32	0.21	3.85	2.16	23.91	764	377,961.11	4	0.21	0.00
25.00 - 29.99	3,144,783.44	0.58	4.71	2.36	27.82	778	449,254.78	1	0.58	0.00
30.00 - 34.99	7,927,452.06	1.45	4.57	2.39	32.61	751	495,465.75	1	1.45	0.00
35.00 - 39.99	8,109,349.01	1.48	5.12	2.47	36.96	739	426,807.84	2	1.48	0.00
40.00 - 44.99	12,204,242.58	2.23	4.60	2.36	42.90	751	488,169.70	2	2.23	0.00
45.00 - 49.99	16,194,510.75	2.97	4.58	2.49	47.16	764	462,700.31	1	2.97	0.00
50.00 - 54.99	19,936,957.79	3.65	4.85	2.37	52.02	747	453,112.68	2	3.65	0.00
55.00 - 59.99	30,117,616.16	5.51	4.71	2.36	57.45	743	442,906.12	2	5.51	0.00
60.00 - 64.99	43,438,281.48	7.95	4.98	2.35	62.46	739	438,770.52	2	7.95	0.00
65.00 - 69.99	56,398,255.02	10.33	4.97	2.46	67.25	731	444,080.75	2	10.33	0.00
70.00 - 74.99	54,629,777.94	10.00	4.78	2.45	72.12	729	379,373.46	2	10.00	0.00
75.00 - 79.99	99,722,794.52	18.26	4.72	2.42	77.69	724	316,580.30	2	18.26	0.00
80.00 - 84.99	144,543,215.17	26.46	4.82	2.47	80.11	721	283,418.07	2	26.46	0.00
85.00 - 89.99	9,569,479.37	1.75	5.55	3.23	87.69	688	222,546.03	2	1.75	0.00
90.00 - 94.99	22,195,397.02	4.06	5.68	3.43	91.24	705	199,958.53	2	4.06	0.00
95.00 - 99.99	12,379,748.37	2.27	5.20	2.95	95.20	701	206,329.14	2	2.27	0.00
100	1,243,093.32	0.23	7.04	5.02	100.00	706	155,386.67	2	0.23	0.00
TOTAL POOL	**546,185,335.28**	**100**	**4.87**	**2.50**	**70.90**	**728**	**333,446.48**	**2**	**100.00**	**0.00**

LTV Min: 14.55 Max: 100.00

Documentation Type

Documentation Type	Pool Balance		WAC	WA MARGIN	WA LTV	WA FICO	AVG	WA SEASON	% of First Lien	% of Second Lien
	Amount	%					BALANCE			
Alternative Documentation	13,658,944.30	2.50	5.63	2.25	71.93	714	470,998.08	3	2.50	0.00
Full Documentation	351,845,211.35	64.42	4.39	2.37	70.29	732	332,871.53	2	64.42	0.00
Limited Documentation	579,418.94	0.11	6.31	4.86	94.80	738	115,883.79	2	0.11	0.00
No Documentation	26,677,797.39	4.88	6.09	3.14	70.28	710	234,015.77	2	4.88	0.00
No Ratio	28,023,326.42	5.13	5.62	3.07	71.47	711	345,966.99	2	5.13	0.00
Reduced Documentation	57,395,693.42	10.51	5.47	2.28	69.52	748	482,316.75	2	10.51	0.00
Stated Documentation	57,548,457.21	10.54	5.96	3.01	76.01	709	272,741.50	2	10.54	0.00
Streamline Documentation	10,456,486.25	1.91	5.26	2.31	68.37	725	475,294.83	1	1.91	0.00
TOTAL POOL	**546,185,335.28**	**100.00**	**4.87**	**2.50**	**70.90**	**728**	**333,446.48**	**2**	**100.00**	**0.00**

Documentation Type (LTV >85%)

Documentation Type	Pool Balance		WAC	WA MARGIN	WA LTV	WA FICO	AVG	WA SEASON	% of First Lien	% of Second Lien
	Amount	%					BALANCE			
Full Documentation	20,681,365.72	47.70	4.15	2.45	92.64	708	222,380.28	2	47.70	0.00
Limited Documentation	558,197.02	1.29	6.15	4.66	95.17	742	139,549.26	2	1.29	0.00
No Documentation	4,973,211.52	11.47	6.96	4.07	90.86	694	142,091.76	1	11.47	0.00
No Ratio	5,004,599.24	11.54	6.34	3.74	91.39	689	238,314.25	2	11.54	0.00
Reduced Documentation	350,000.00	0.81	5.00	2.25	85.37	752	350,000.00	2	0.81	0.00
Stated Documentation	11,786,672.75	27.19	7.08	4.25	92.14	694	199,774.11	2	27.19	0.00
TOTAL POOL	**43,354,046.25**	**100.00**	**5.55**	**3.30**	**92.13**	**701**	**203,540.12**	**2**	**100.00**	**0.00**

Harborview 2003-2 All Loans

Doc Type	Purpose	#	Current Balance	Avg Current Balance	WA FICO	WA LTV	WA Debt Ratio	Owner Occupied	WA Gross Coupon	WA Gross Margin	2-4 Family	PUD, Condo, Coop	1st Lien
Alternative Documentation	Cash Out Refinance	10	4,641,084	464,108	723	67.03	30.4	100.00%	5.62	2.25	0.00%	24.40%	100.00%
Alternative Documentation	Purchase	9	4,643,197	515,911	717	78.76	26.1	90.56%	5.56	2.25	0.00%	63.83%	100.00%
Alternative Documentation	Rate/Term Refinance	10	4,374,663	437,466	702	69.88	25.1	100.00%	5.72	2.25	14.84%	48.40%	100.00%
Limited Documentation	Purchase	3	331,915	110,638	737	99.04	36.8	93.61%	6.33	4.89	6.39%	0.00%	100.00%
Limited Documentation	Rate/Term Refinance	2	247,504	123,752	740	89.10	44.5	100.00%	6.28	4.81	0.00%	75.68%	100.00%
No Documentation	Cash Out Refinance	38	11,923,437	313,775	705	66.48	37.3	95.91%	6.03	3.07	6.51%	17.14%	100.00%
No Documentation	Purchase	60	9,881,660	164,694	711	80.32	43.0	80.28%	6.41	3.58	10.99%	34.98%	100.00%
No Documentation	Rate/Term Refinance	16	4,872,700	304,544	716	59.22	0.0	90.50%	5.60	2.42	9.91%	33.13%	100.00%
No Ratio	Cash Out Refinance	30	12,979,807	432,660	717	65.25	40.9	85.35%	5.33	2.76	2.49%	38.25%	100.00%
No Ratio	Purchase	32	10,062,929	314,467	707	79.18	33.7	85.43%	5.90	3.42	15.40%	25.86%	100.00%
No Ratio	Rate/Term Refinance	19	4,980,590	262,136	704	72.08	0.0	61.00%	5.81	3.19	28.79%	40.14%	100.00%
Reduced Documentation	Cash Out Refinance	11	5,796,920	526,993	729	64.55	31.0	100.00%	5.60	2.29	0.00%	15.28%	100.00%
Reduced Documentation	Purchase	53	25,059,622	472,823	749	76.42	29.6	91.24%	5.42	2.29	0.00%	54.53%	100.00%
Reduced Documentation	Rate/Term Refinance	55	26,539,152	482,530	752	64.09	28.5	98.29%	5.49	2.28	0.00%	35.45%	100.00%
Stated Documentation	Cash Out Refinance	59	18,273,206	309,715	697	71.05	32.1	85.84%	5.75	2.66	7.35%	23.55%	100.00%
Stated Documentation	Purchase	126	30,433,294	241,534	713	82.32	36.3	74.15%	6.21	3.33	13.16%	30.66%	100.00%
Stated Documentation	Rate/Term Refinance	26	8,841,957	340,075	722	64.58	37.5	87.52%	5.48	2.60	9.00%	30.60%	100.00%
Streamline Documentation	Purchase	4	2,131,600	532,900	737	70.41	31.3	69.51%	4.57	2.25	0.00%	30.49%	100.00%
Streamline Documentation	Rate/Term Refinance	18	8,324,886	462,494	721	67.85	26.6	100.00%	5.44	2.33	0.00%	11.28%	100.00%

Harborview 2003-2 All Loans

Occupancy	Doc Type	#	Current Balance	Avg Current Balance	WA FICO	WA LTV	WA Debt Ratio	WA Gross Coupon	WA Gross Margin	% PUD	2-4 Family	% Condo	% Coop
Investor	Full Documentation	71	14,545,841	204,871	730	71.35	35.6	5.43	2.93	8.50%	26.38%	26.31%	0.00%
Investor	Limited Documentation	1	21,222	21,222	643	85.00	32.5	10.38	10.13	0.00%	100.00%	0.00%	0.00%
Investor	No Documentation	22	2,899,701	131,805	716	78.50	37.8	6.75	3.98	28.97%	38.04%	8.85%	0.00%
Investor	No Ratio	17	4,316,822	253,931	722	66.40	0.0	5.45	3.20	20.62%	23.47%	24.81%	0.00%
Investor	Reduced Documentatic	1	399,638	399,638	759	63.70	29.1	6.50	2.25	0.00%	0.00%	100.00%	0.00%
Investor	Stated Documentation	56	10,533,589	188,100	727	78.30	36.5	6.46	3.30	13.92%	42.09%	1.21%	0.00%
Investor	ALL	168	32,716,813	194,743	727	73.48	35.9	5.90	3.17	13.55%	31.81%	17.36%	0.00%

Harborview Mortgage Pass-Through Certificates
Series 2003-2

Marketing Materials

$[8,149,370] (Approximate)

The information contained herein has been prepared on the basis of information provided by the issuer or one or more of its affiliates to assist interested parties in making a preliminary analysis of the proposed transaction and does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the proposed transaction. We have not verified any of the information contained herein and assume no responsibility for the accuracy or completeness thereof. The information contained herein does not constitute an offer to sell, nor a solicitation of an offer to buy, any security or other financial instrument. Any such offer or solicitation may only be made by means of the Private Placement Memorandum, which will be made available by Greenwich Capital Markets, Inc., the Initial Purchaser. The terms of this Preliminary Term Sheet are qualified in their entirety by the information contained in the Private Placement Memorandum, which will supersede, in its entirety, the terms hereof. This Preliminary Term Sheet is submitted on a confidential basis to a limited number of institutional investors and may not be reproduced in whole or in part, nor may it be distributed or any of its contents disclosed to anyone other than the prospective investor to whom it has been submitted by the Initial Purchaser. Terms used but not defined herein shall have the meanings set forth in the Private Placement Memorandum.

Preliminary Term Sheet **Date Prepared: August 4, 2003**

Harborview Mortgage Pass-Through Certificates, Series 2003-2

$[8,149,370] (Approximate, Subject to +/- 10% Variance)

Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Amount (Approx.) (1)	WAL (Yrs) To Call/Mat (2)	Pmt Window (Mths) To Call/Mat (2)	Interest Rate Type	Tranche Type	Expected Ratings S&P/Moodys
B-4	[$3,256,000]	5.99/6.33	1-131/1-358	(3)	Subordinate	[BB/Ba2]
B-5	[$1,954,000]	5.99/6.33	1-131/1-358	(3)	Subordinate	[B/B2]
B-6	[$2,939,370]	5.99/6.33	1-131/1-358	(3)	Subordinate	NR/NR
Total:	**$[8,149,370]**					

(1) *The Certificates (as described herein) represent interests in a pool of hybrid adjustable rate Mortgage Loans. Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.*

(2) *The WAL and Payment Window on the Privately Offered Certificates are shown to the Optional Call Date (as described herein) and to maturity.*

(3) *The Certificate Interest Rate for the Privately Offered Certificates will equal the Net WAC of the Mortgage Loans (weighted on the basis of the related subordinate components).*

Depositor: Greenwich Capital Acceptance, Inc.

Underwriter: Greenwich Capital Markets, Inc.

Master Servicer: Wells Fargo Bank Minnesota, National Association.

Servicers: [HSBC Mortgage Corporation (USA), Countrywide Home Loans, Inc., First Republic Bank and GMAC Mortgage Corporation].

Custodian/ Trustee: Deutsche Bank National Trust Company.

Originators: [HSBC Mortgage Corporation (USA), Countrywide Home Loans, Inc., Homestar Mortgage Services, LLC, Mortgage Network, Inc. and SIB Mortgage Corp., E-Loan, Inc.,Virtual Bank, First Republic Bank, Sierra Pacific Mortgage, Inc. and Boston Safe Deposit and Trust Company]

Rating Agencies: S&P and Moodys will rate the Privately Offered Certificates, except the Class B-6 Certificates. The Class B-6 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.

Cut-off Date: August 1, 2003.

Statistical Cut-off Date: Various

Expected Pricing Date: On or about August 9, 2003.

Closing Date: On or about August 28, 2003.

Distribution Date: The 19th of each month (or if such day is not a business day, the next succeeding business day), commencing in September 2003.

Certificates: The "***Privately Offered Certificates***" will consist of the Class B-4, Class B-5 and Class B-6 Certificates.

The "***Senior Certificates***" will consist of the Class A Certificates and Class R Certificate. The "***Subordinate Certificates***" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***." The Senior Certificates and the Class B-1, Class B-2 and Class B-3 Certificates are being offered publicly.

Accrued Interest: The Privately Offered Certificates will settle with accrued interest. The price to be paid by investors for the Privately Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([27] days).

Interest Accrual Period: The interest accrual period with respect to all the Privately Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Registration: The Privately Offered Certificates will be made available in definitive fully registered physical form.

Federal Tax Treatment: It is anticipated that the Privately Offered Certificates will be treated as REMIC regular interests for tax purposes.

ERISA Eligibility: The Privately Offered Certificates are ***not*** expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Privately Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws.

SMMEA Treatment: The Privately Offered Certificates will ***not*** constitute "mortgage related securities" for purposes of SMMEA.

Eligible Investors: Investors will be required to deliver representation letters that they are either qualified institutional buyers under Rule 144A or institutional accredited investors under Rule 501(a) of Regulation D. In addition, investors will be required to deliver a representation letter that their purchase will not be a prohibited transaction under ERISA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than [5]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

The information contained herein has been prepared on the basis of information provided by the issuer or one or more of its affiliates to assist interested parties in making a preliminary analysis of the proposed transaction and does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the proposed transaction. We have not verified any of the information contained herein and assume no responsibility for the accuracy or completeness thereof. The information contained herein does not constitute an offer to sell, nor a solicitation of an offer to buy, any security or other financial instrument. Any such offer or solicitation may only be made by means of the Private Placement Memorandum, which will be made available by Greenwich Capital Markets, Inc., the Initial Purchaser. The terms of this Preliminary Term Sheet are qualified in their entirety by the information contained in the Private Placement Memorandum, which will supersede, in its entirety, the terms hereof. This Preliminary Term Sheet is submitted on a confidential basis to a limited number of institutional investors and may not be reproduced in whole or in part, nor may it be distributed or any of its contents disclosed to anyone other than the prospective investor to whom it has been submitted by the Initial Purchaser. Terms used but not defined herein shall have the meanings set forth in the Private Placement Memorandum.

Pricing Prepayment Speed:

The Privately Offered Certificates will be priced to a prepayment speed equal to the weighted average prepayment speeds of the Mortgage Loans based upon the balance of Group 1 Mortgage Loans at [20]% CPR and the balance of the Group 2 and Group 3 Mortgage Loans at [25]% CPR.

Mortgage Loans:

Collectively, the Group 1 Mortgage Loans, the Group 2 Mortgage Loans and the Group 3 Mortgage Loans will be referred to as the "***Mortgage Loans***". The aggregate principal balance of the Mortgage Loans as of the Statistical Cut-off Date is approximately $[569,253,037].

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

Group 1 Mortgage Loans:

As of the Statistical Cut-off Date, the aggregate principal balance of the Group 1 mortgage loans described herein is approximately $[207,403,333] (the "Group 1 Mortgage Loans"). The Group 1 Mortgage Loans are non-convertible, adjustable rate mortgage loans, a potion of which adjust based on 6 Month LIBOR, 1 Month LIBOR or 1 year CMT ("Group 1 Adjustable Rate Mortgage Loans") and a portion of which have initial rate adjustments primarily occurring approximately 2 or 3 years after the date of origination of each mortgage loan ("Group 1 Hybrid ARMs"). Each of the Group 1 Mortgage Loans has an original term to maturity of 25 or 30 years. A portion of the Group 1 Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for a term of approximately 10 years following origination. Thereafter, each such Mortgage Loan will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over its remaining term. The Group 1 Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information. As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

Group 2 Mortgage Loans:

As of the Statistical Cut-off Date, the aggregate principal balance of the Group 2 mortgage loans described herein is approximately $[258,589,084] (the "Group 2 Mortgage Loans"). The Group 2 Mortgage Loans are non-convertible, adjustable rate mortgage loans with initial rate adjustments primarily occurring approximately 5 or 7 years after the date of origination of each mortgage loan ("Group 2 Hybrid ARMs"). Each of the Group 2 Mortgage Loans has an original term to maturity of 30 years. A portion of the Group 2 Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the term of their initial fixed rate period. Thereafter, each such Mortgage Loan will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over its remaining term. The Group 2 Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information. As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

Group 3 Mortgage Loans:

As of the Statistical Cut-off Date, the aggregate principal balance of the Group 3 mortgage loans described herein is approximately $[103,260,619] (the "Group 3 Mortgage Loans"). The Group 3 Mortgage Loans are non-convertible, adjustable rate mortgage loans with initial rate adjustments primarily occurring approximately 10 years after the date of origination of each mortgage loan ("Group 3 Hybrid ARMs"). Each of the Group 3 Mortgage Loans has an original term to maturity of 30 years. A portion of the Group 3 Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the term of their initial fixed rate period. Thereafter, each such Mortgage Loan will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over its remaining term. The Group 3 Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information. As of the Cut-off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

Credit Enhancement:

Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Class B-4 Certificates will consist of the subordination of the Class B-5 and Class B-6 Certificates (total subordination initially [0.75]%)

Credit enhancement for the Class B-5 Certificates will consist of the subordination of the Class B-6 Certificates (total subordination initially [0.45]%).

The Class B-6 Certificates will not have the benefit of any credit enhancement.

Shifting Interest:

Until the first Distribution Date occurring after [August 2010], the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	**Unscheduled Principal Payments (%)**
[September 2003 – August 2010	0% Pro Rata Share
September 2010 – August 2011	30% Pro Rata Share
September 2011 – August 2012	40% Pro Rata Share
September 2012 – August 2013	60% Pro Rata Share
September 2013 – August 2014	80% Pro Rata Share
September 2014 and after]	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement) unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in September 2006, the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in September 2006, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all principal prepayments for the Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and *second*; to the related Senior Certificates (other than the Class X Certificates) until its class principal balance has been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated to the related Class A Certificates and the related component of the Senior Subordinate Certificates on a pro rata basis.

Net WAC Rate:

The ***"Net WAC Rate"*** for the Mortgage Loans or any Mortgage Loan Group is the weighted average of the Net Mortgage Rates of the related mortgage loans. The ***"Net Mortgage Rate"*** with respect to each mortgage loan is equal to the loan rate less the related servicing fee and trust expense fee rate.

Carryover Shortfall Amount:

If on any Distribution Date, the Class 1-A Certificate Interest Rate is subject to the Net WAC Rate of the Group 1 Mortgage Loans, such Certificates become entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the Class 1-A Certificate Interest Rate (without giving effect to the Net WAC Rate of the Group 1 Mortgage Loans) over (b) the amount of interest received on such Certificates based on the Net WAC Rate of the Group 1 Mortgage Loans, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the Class 1-A Certificate Interest Rate without giving effect to the Net WAC Rate of the Group 1 Mortgage Loans) (together, the "***Carryover Shortfall Amount***").

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest, at the related Certificate Interest Rate;
2) Class R Certificate, principal, until its balance is reduced to zero;
3) Concurrently to the Class A Certificates:
   i) Class A-1 Certificates until the principal balance thereof has been reduced to zero, from the Group 1 Mortgage Loans;
   ii) Class A-2 Certificates until the principal balance thereof has been reduced to zero, from the Group 2 Mortgage Loans;
   iii) Class A-3 Certificates until the principal balance thereof has been reduced to zero, from the Group 3 Mortgage Loans;
4) In certain limited circumstances described in the prospectus supplement, Senior Certificates from the unrelated Mortgage Loan group, principal to the extent not received from the related Mortgage Loan group;
5) Class 1-A Certificates to pay the Carryover Shortfall Amount, if any;
6) Class B-1 Certificates, accrued and unpaid interest at the Class B-1 Certificate Interest Rate;
7) Class B-1 Certificates, principal allocable to such Class;
8) Class B-2 Certificates, accrued and unpaid interest at the Class B-2 Certificate Interest Rate;
9) Class B-2 Certificates, principal allocable to such Class;
10) Class B-3 Certificates, accrued and unpaid interest at the Class B-3 Certificate Interest Rate;
11) Class B-3 Certificates, principal allocable to such Class;
12) Class B-4 Certificates, accrued and unpaid interest at the Class B-4 Certificate Interest Rate;
13) Class B-4 Certificates, principal allocable to such Class;
14) Class B-5 Certificates, accrued and unpaid interest at the Class B-5 Certificate Interest Rate;
15) Class B-5 Certificates, principal allocable to such Class;
16) Class B-6 Certificates, accrued and unpaid interest at the Class B-6 Certificate Interest Rate;
17) Class B-6 Certificates, principal allocable to such Class; and
18) Class R Certificate, any remaining amount.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc., the placement agent, in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Material's accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate of timing of payments on any of the underlying assets or the payments or yield on the securities.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed in this communication. Prospective purchasers are referred to the final private placement memorandum relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. A final private placement memorandum may be obtained by contacting GCM's Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Table

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

HarborView Mortgage Pass-Through Certificates
Series 2003-2
Mortgage Loans
Preliminary Collateral Information
As of the Statistical Cut-off Date

TOTAL CURRENT BALANCE:	569,253,037
TOTAL ORIGINAL BALANCE:	569,546,391
NUMBER OF LOANS:	1,703

			Minimum		Maximum	
AVG CURRENT BALANCE:	$334,264.85		$21,221.92		$2,500,000.00	
AVG ORIGINAL AMOUNT:	$334,437.11		$21,250.00		$2,500,000.00	
WAVG GROSS COUPON:	4.863	%	2.125	%	10.375	%
WAVG GROSS MARGIN:	2.497	%	1.375	%	10.125	%
WAVG MAX INT RATE:	10.737	%	8.125	%	16.720	%
WAVG MIN INT RATE:	2.509	%	1.000	%	10.375	%
WAVG PERIODIC RATE CAP:	1.790	%	0.000	%	5.000	%
WAVG FIRST RATE CAP:	4.410	%	0.000	%	6.000	%
WAVG ORIGINAL LTV:	71.00	%	14.55	%	100.00	%
WAVG FICO SCORE:	729		550		832	
WAVG ORIGINAL TERM:	348	months	300	months	360	months
WAVG 06/01/03 REMAINING TERM:	346	months	292	months	360	months
WAVG 06/01/03 SEASONING:	2	months	0	months	10	months
WAVG 06/01/03 NEXT RATE RESET:	51	months	1	months	120	months
WAVG RATE ADJ FREQ:	8	months	1	months	12	months
WAVG FIRST RATE ADJ FREQ:	53	months	2	months	120	months
WAVG PREPAY TERM:	48	months	12	months	60	months
WAVG IO TERM:	117	months	60	months	120	months

TOP STATE CONC ($):	36.62 % California, 7.13 % Georgia, 6.61 % South Carolina
MAXIMUM ZIP CODE CONC ($):	3.22 % 29928

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

NOTE DATE:	Jul 23, 2002	Oct 12, 2003
FIRST PAY DATE:	Sep 01, 2002	Aug 01, 2003
PAID TO DATE:	Dec 01, 2002	Jul 01, 2003
RATE CHG DATE:	Jul 01, 2003	Jul 01, 2013
MATURE DATE:	Oct 01, 2027	Jul 01, 2033

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
HOMESTAR	471	112,440,299.00	19.75
COUNTRYWIDE	212	102,771,619.44	18.05
STATEN ISLAND MORTGAGE	416	92,826,275.13	16.31
MORTGAGE NETWORK	143	56,509,818.49	9.93
HSBC	106	50,216,837.28	8.82
VIRTUAL BANK	86	41,175,127.03	7.23
ELOAN	85	39,883,928.75	7.01
FIRST REPUBLIC	49	39,295,714.83	6.90
SIERRA PACIFIC	128	30,198,417.00	5.30
BOSTON SAFE	7	3,935,000.00	0.69
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
6 Mo LIBOR ARM 30 Yr	386	108,946,397.00	19.14
10/1 LIBOR ARM	212	102,771,619.44	18.05
5/1 LIBOR ARM	244	85,473,020.53	15.01
5/25 6 Mo LIBOR ARM	227	80,372,858.45	14.12
5/1 ARM	186	76,176,716.07	13.38
1 Month LIBOR	230	60,613,720.49	10.65
2/28 6 Mo LIBOR ARM	135	27,422,243.71	4.82
7/23 6 Mo LIBOR ARM	23	9,933,595.33	1.75
7/1 ARM	15	6,632,894.00	1.17
3/27 6 Mo LIBOR ARM	21	4,079,891.79	0.72
3/1 ARM	10	2,684,436.47	0.47
2/1 ARM	7	1,857,200.74	0.33
1 YR CMT	5	1,612,442.93	0.28
10/6 Mo LIBOR ARM	1	489,000.00	0.09
3/1 LIBOR ARM	1	187,000.00	0.03
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
6 MO LIBOR	793	231,243,986.28	40.62
1 YR LIBOR	457	188,431,639.97	33.10
1 YR CMT	223	88,963,690.21	15.63
1 MO LIBOR	230	60,613,720.49	10.65
Total	1,703	569,253,036.95	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
21,222 - 100,000	96	7,697,824.73	1.35
100,001 - 150,000	261	33,241,726.87	5.84
150,001 - 200,000	244	42,929,629.92	7.54
200,001 - 250,000	161	36,134,198.43	6.35
250,001 - 300,000	128	35,121,469.88	6.17
300,001 - 350,000	114	37,421,776.33	6.57
350,001 - 400,000	168	63,403,728.22	11.14
400,001 - 450,000	128	54,636,793.35	9.60
450,001 - 500,000	121	57,936,073.85	10.18
500,001 - 550,000	60	31,462,132.90	5.53
550,001 - 600,000	74	43,096,845.75	7.57
600,001 - 650,000	59	37,609,767.21	6.61
650,001 - 700,000	17	11,589,455.55	2.04
700,001 - 800,000	19	14,150,266.10	2.49
800,001 - 900,000	10	8,560,652.22	1.50
900,001 - 1,000,000	13	12,726,786.70	2.24
1,000,001 - 1,250,000	15	16,978,816.96	2.98
1,250,001 - 1,500,000	7	9,612,250.00	1.69
1,500,001 - 1,750,000	4	6,445,000.00	1.13
1,750,001 - 2,000,000	3	5,997,841.98	1.05
2,250,001 - 2,500,000	1	2,500,000.00	0.44
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2.125 - 2.500	1	355,600.00	0.06
2.501 - 3.000	5	1,319,700.00	0.23
3.001 - 3.500	226	66,250,533.00	11.64
3.501 - 4.000	338	86,797,322.24	15.25
4.001 - 4.500	80	52,632,966.01	9.25
4.501 - 5.000	339	118,314,147.70	20.78
5.001 - 5.500	289	116,482,870.12	20.46
5.501 - 6.000	209	79,355,272.82	13.94
6.001 - 6.500	68	19,239,714.17	3.38
6.501 - 7.000	44	9,097,432.05	1.60
7.001 - 7.500	43	8,964,902.27	1.57
7.501 - 8.000	30	5,279,259.01	0.93
8.001 - 8.500	21	3,888,469.51	0.68
8.501 - 9.000	7	1,051,567.99	0.18
9.501 - 10.000	1	80,657.77	0.01
10.001 - 10.375	2	142,622.29	0.03
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1.375 - 1.500	2	717,700.00	0.13
1.501 - 2.000	92	25,860,634.00	4.54
2.001 - 2.500	1,160	423,403,153.09	74.38
2.501 - 3.000	226	74,398,248.56	13.07
3.001 - 3.500	23	5,180,671.32	0.91
3.501 - 4.000	53	10,904,206.88	1.92
4.001 - 4.500	44	9,454,667.86	1.66
4.501 - 5.000	89	17,128,056.83	3.01
5.501 - 6.000	3	515,585.01	0.09
6.001 - 6.500	1	339,219.06	0.06
6.501 - 7.000	3	426,827.87	0.07
7.001 - 7.500	3	542,575.09	0.10
7.501 - 8.000	1	158,211.32	0.03
8.001 - 8.500	1	80,657.77	0.01
9.001 - 9.500	1	121,400.37	0.02
10.001 - 10.125	1	21,221.92	0.00
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
8.125 - 8.500	1	355,600.00	0.06
8.501 - 9.000	10	3,827,600.00	0.67
9.001 - 9.500	142	62,258,591.22	10.94
9.501 - 10.000	368	112,599,734.75	19.78
10.001 - 10.500	238	100,960,221.64	17.74
10.501 - 11.000	281	98,253,573.95	17.26
11.001 - 11.500	122	36,733,661.25	6.45
11.501 - 12.000	417	126,506,259.24	22.22
12.001 - 12.500	55	15,429,206.37	2.71
12.501 - 13.000	32	5,925,993.89	1.04
13.001 - 13.500	18	3,454,130.68	0.61
13.501 - 14.000	5	580,979.53	0.10
14.001 - 14.500	4	1,016,590.09	0.18
14.501 - 15.000	4	601,857.05	0.11
15.001 - 15.500	2	372,107.54	0.07
15.501 - 16.000	1	153,649.69	0.03
16.001 - 16.500	2	142,622.29	0.03
16.501 - 16.720	1	80,657.77	0.01
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

MIN INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1.000 - 1.000	5	729,479.44	0.13
1.001 - 1.500	5	1,062,031.67	0.19
1.501 - 2.000	198	76,077,471.28	13.36
2.001 - 2.500	1,041	367,191,618.56	64.50
2.501 - 3.000	219	73,539,051.90	12.92
3.001 - 3.500	24	5,299,531.61	0.93
3.501 - 4.000	51	10,587,581.83	1.86
4.001 - 4.500	44	9,454,667.86	1.66
4.501 - 5.000	91	17,946,149.78	3.15
5.001 - 5.500	8	2,904,978.20	0.51
5.501 - 6.000	3	2,150,697.68	0.38
6.001 - 6.500	1	257,728.42	0.05
6.501 - 7.000	1	170,000.00	0.03
7.001 - 7.500	3	684,804.07	0.12
7.501 - 8.000	2	114,918.28	0.02
8.001 - 8.500	2	372,107.54	0.07
8.501 - 9.000	2	486,938.77	0.09
9.501 - 10.000	1	80,657.77	0.01
10.001 - 10.375	2	142,622.29	0.03
Total	1,703	569,253,036.95	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0.000	340	100,543,948.49	17.66
1.000	451	110,387,790.91	19.39
2.000	905	354,386,297.55	62.25
5.000	7	3,935,000.00	0.69
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0.000	340	100,543,948.49	17.66
1.000	216	57,300,470.00	10.07
2.000	84	18,241,112.35	3.20
3.000	155	30,827,853.97	5.42
5.000	737	293,339,383.77	51.53
6.000	171	69,000,268.37	12.12
Total	1,703	569,253,036.95	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
300	413	115,302,487.49	20.26
360	1,290	453,950,549.46	79.74
Total	1,703	569,253,036.95	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	1,561	500,599,036.74	87.94
12	9	4,210,050.06	0.74
24	14	2,342,808.80	0.41
36	46	22,363,861.60	3.93
60	73	39,737,279.75	6.98
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
292	2	421,870.31	0.07
293	3	2,027,642.50	0.36
294	2	339,999.68	0.06
295	4	2,277,350.00	0.40
296	76	21,810,710.00	3.83
297	70	18,527,450.00	3.25
298	140	35,969,998.00	6.32
299	116	33,927,467.00	5.96
350	1	1,997,841.98	0.35
351	1	1,106,876.55	0.19
352	2	585,807.25	0.10
353	5	2,912,661.83	0.51
354	7	3,167,784.84	0.56
355	10	3,369,454.63	0.59
356	59	20,461,481.80	3.59
357	257	88,902,954.89	15.62
358	440	157,273,018.74	27.63
359	256	64,761,621.95	11.38
360	252	109,411,045.00	19.22
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1	230	60,613,720.49	10.65
6	793	231,243,986.28	40.62
12	680	277,395,330.18	48.73
Total	1,703	569,253,036.95	100.00

FIRST RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2	45	16,708,810.49	2.94
3	185	43,904,910.00	7.71
6	386	108,946,397.00	19.14
12	5	1,612,442.93	0.28
24	142	29,279,444.45	5.14
36	32	6,951,328.26	1.22
60	657	242,022,595.05	42.52
84	38	16,566,489.33	2.91
120	213	103,260,619.44	18.14
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

NEXT RATE RES ET:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1 - 3	324	92,790,988.49	16.30
4 - 6	292	76,769,129.00	13.49
7 - 9	5	1,612,442.93	0.28
19 - 21	23	4,511,538.51	0.79
22 - 24	119	24,767,905.94	4.35
31 - 33	8	1,599,609.97	0.28
34 - 36	24	5,351,718.29	0.94
49 - 51	2	3,104,718.53	0.55
52 - 54	11	5,191,551.86	0.91
55 - 57	186	62,385,360.79	10.96
58 - 60	458	171,340,963.87	30.10
76 - 78	1	649,900.00	0.11
79 - 81	3	1,400,391.83	0.25
82 - 84	34	14,516,197.50	2.55
115 - 117	50	23,669,099.44	4.16
118 - 120	163	79,591,520.00	13.98
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut -off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
07/01/03	129	35,448,120.49	6.23
08/01/03	100	32,005,628.00	5.62
09/01/03	95	25,337,240.00	4.45
10/01/03	154	39,220,524.00	6.89
11/01/03	138	37,548,605.00	6.60
03/01/04	5	1,612,442.93	0.28
01/01/05	2	416,262.12	0.07
02/01/05	9	1,874,982.69	0.33
02/14/05	1	60,197.95	0.01
03/01/05	11	2,160,095.75	0.38
04/01/05	56	12,729,083.98	2.24
05/01/05	63	12,038,821.96	2.11
02/01/06	3	566,181.19	0.10
03/01/06	5	1,033,428.78	0.18
04/01/06	12	3,099,978.29	0.54
05/01/06	10	1,472,540.00	0.26
06/01/06	2	779,200.00	0.14
08/01/07	1	1,997,841.98	0.35
09/01/07	1	1,106,876.55	0.19
10/01/07	2	585,807.25	0.10
11/01/07	5	2,912,661.83	0.51
12/01/07	4	1,693,082.78	0.30
01/01/08	9	3,520,266.15	0.62
02/01/08	16	5,082,785.10	0.89
03/01/08	161	53,782,309.54	9.45
04/01/08	124	39,738,640.88	6.98
05/01/08	108	33,841,721.99	5.94
06/01/08	164	54,971,367.00	9.66
07/01/08	62	42,789,234.00	7.52
12/01/09	1	649,900.00	0.11
02/01/10	2	1,014,141.83	0.18
03/01/10	1	386,250.00	0.07
04/01/10	6	2,457,453.50	0.43
05/01/10	5	1,676,500.00	0.29
06/01/10	11	4,840,550.00	0.85
07/01/10	12	5,541,694.00	0.97
02/01/13	5	2,476,786.55	0.44
03/01/13	45	21,192,312.89	3.72

(Continued)

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
04/01/13	161	78,731,045.00	13.83
05/01/13	1	371,475.00	0.07
07/01/13	1	489,000.00	0.09
Total	1,703	569,253,036.95	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
14.55 - 15.00	1	160,000.00	0.03
15.01 - 20.00	3	3,136,497.96	0.55
20.01 - 25.00	3	1,133,883.32	0.20
25.01 - 30.00	8	3,544,633.44	0.62
30.01 - 35.00	16	7,927,452.06	1.39
35.01 - 40.00	19	8,109,349.01	1.42
40.01 - 45.00	25	12,204,242.58	2.14
45.01 - 50.00	49	21,801,010.75	3.83
50.01 - 55.00	31	14,531,012.67	2.55
55.01 - 60.00	77	35,065,174.24	6.16
60.01 - 65.00	120	55,584,348.41	9.76
65.01 - 70.00	143	58,163,421.11	10.22
70.01 - 75.00	168	64,396,070.58	11.31
75.01 - 80.00	795	232,603,637.91	40.86
80.01 - 85.00	31	7,403,256.66	1.30
85.01 - 90.00	106	21,739,985.67	3.82
90.01 - 95.00	97	19,548,867.26	3.43
95.01 - 100.00	11	2,200,193.32	0.39
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut -off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

FICO SCORE:	**Number of Mortgage Loans**	**Principal Balance Outstanding as of Stat Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date**
Not Available	5	2,653,483.97	0.47
550 - 620	9	2,328,863.31	0.41
621 - 640	38	10,965,493.11	1.93
641 - 660	94	26,097,332.12	4.58
661 - 680	203	58,046,048.44	10.20
681 - 700	236	70,153,762.58	12.32
701 - 720	235	76,646,769.85	13.46
721 - 740	219	74,276,523.83	13.05
741 - 760	230	81,086,783.48	14.24
761 - 780	238	89,023,553.34	15.64
781 - 800	153	55,605,460.57	9.77
801 - 820	39	20,628,962.35	3.62
821 - 832	4	1,740,000.00	0.31
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

IO TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	844	276,271,096.35	48.53
60	51	14,664,270.00	2.58
120	808	278,317,670.60	48.89
Total	1,703	569,253,036.95	100.00

LOAN PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Cash Out Refinance	601	201,350,669.37	35.37
Purchase	616	184,910,887.10	32.48
Rate/Term Refinance	486	182,991,480.48	32.15
Total	1,703	569,253,036.95	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Primary	1,481	513,432,587.41	90.19
Investor	171	33,419,221.48	5.87
Second Home	51	22,401,228.06	3.94
Total	1,703	569,253,036.95	100.00

ORIGINATOR DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Full Documentation	1,101	365,420,708.79	64.19
Reduced Documentation	126	61,253,924.09	10.76
Stated Documentation	213	58,351,167.94	10.25
No Ratio	82	28,443,326.42	5.00
No Documentation	117	27,324,421.21	4.80
Alternative Documentation	34	15,977,177.70	2.81
Streamline Documentation	25	11,902,891.86	2.09
Limited Documentation	5	579,418.94	0.10
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Single Family	1,078	371,622,729.00	65.28
PUD	387	130,186,684.78	22.87
Condominium	151	43,545,754.12	7.65
2 Units	82	21,194,369.05	3.72
Cooperative	5	2,703,500.00	0.47
Total	1,703	569,253,036.95	100.00

PREPAY:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
No Prepayment Penalty	1,557	497,849,436.74	87.46
Has Prepayment Penalty	146	71,403,600.21	12.54
Total	1,703	569,253,036.95	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
California	454	208,487,082.71	36.62
Georgia	171	40,564,716.35	7.13
South Carolina	108	37,637,197.49	6.61
Massachusetts	73	33,005,868.48	5.80
Illinois	100	28,057,053.67	4.93
Florida	79	22,673,518.37	3.98
New Jersey	67	19,995,158.98	3.51
Ohio	89	18,644,195.75	3.28
All Others (34) + DC	562	160,188,245.15	28.14
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

HarborView Mortgage Pass-Through Certificates
Series 2003-2
Group 1 Adjustable Rate Mortgage Loans
Preliminary Collateral Information
As of the Statistical Cut-off Date

TOTAL CURRENT BALANCE:	207,403,333					
TOTAL ORIGINAL BALANCE:	207,445,131					
NUMBER OF LOANS:	795					

			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$260,884.70		$21,221.92		$1,495,000.00	
AVG ORIGINAL AMOUNT:	$260,937.27		$21,250.00		$1,495,000.00	
WAVG GROSS COUPON:	4.283	%	2.125	%	10.375	%
WAVG GROSS MARGIN:	2.658	%	1.375	%	10.125	%
WAVG MAX INT RATE:	11.335	%	8.125	%	16.720	%
WAVG MIN INT RATE:	2.665	%	1.000	%	10.375	%
WAVG PERIODIC RATE CAP:	1.177	%	0.000	%	2.000	%
WAVG FIRST RATE CAP:	1.776	%	0.000	%	6.000	%
WAVG ORIGINAL LTV:	75.51	%	18.40	%	100.00	%
WAVG FICO SCORE:	717		589		810	
WAVG ORIGINAL TERM:	327	months	300	months	360	months
WAVG 06/01/03 REMAINING TERM:	324	months	292	months	360	months
WAVG 06/01/03 SEASONING:	2	months	0	months	8	months
WAVG 06/01/03 NEXT RATE RESET:	7	months	1	months	36	months
WAVG RATE ADJ FREQ:	5	months	1	months	12	months
WAVG FIRST RATE ADJ FREQ:	9	months	2	months	36	months
WAVG PREPAY TERM:	29	months	12	months	60	months
WAVG IO TERM:	120	months	120	months	120	months

TOP STATE CONC ($): 18.31 % Georgia, 17.93 % South Carolina, 8.02 % Ohio
MAXIMUM ZIP CODE CONC ($): 8.64 % 29928

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

NOTE DATE:	Aug 28, 2002	Apr 30, 2003
FIRST PAY DATE:	Nov 01, 2002	Jul 01, 2003
PAID TO DATE:	Dec 01, 2002	Jun 01, 2003
RATE CHG DATE:	Jul 01, 2003	Jun 01, 2006
MATURE DATE:	Oct 01, 2027	Jun 01, 2033

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
HOMESTAR	471	112,440,299.00	54.21
MORTGAGE NETWORK	143	56,509,818.49	27.25
STATEN ISLAND MORTGAGE	173	35,875,414.89	17.30
ELOAN	8	2,577,800.75	1.24
Total	795	207,403,333.13	100.00

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
6 Mo LIBOR ARM 30 Yr	386	108,946,397.00	52.53
1 Month LIBOR	230	60,613,720.49	29.23
2/28 6 Mo LIBOR ARM	135	27,422,243.71	13.22
3/27 6 Mo LIBOR ARM	21	4,079,891.79	1.97
3/1 ARM	10	2,684,436.47	1.29
2/1 ARM	7	1,857,200.74	0.90
1 YR CMT	5	1,612,442.93	0.78
3/1 LIBOR ARM	1	187,000.00	0.09
Total	795	207,403,333.13	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
6 MO LIBOR	542	140,448,532.50	67.72
1 MO LIBOR	230	60,613,720.49	29.23
1 YR CMT	22	6,154,080.14	2.97
1 YR LIBOR	1	187,000.00	0.09
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
21,222 - 100,000	58	4,617,145.94	2.23
100,001 - 150,000	183	23,321,175.60	11.24
150,001 - 200,000	162	28,411,878.94	13.70
200,001 - 250,000	107	23,908,534.52	11.53
250,001 - 300,000	59	16,203,439.29	7.81
300,001 - 350,000	54	17,720,451.82	8.54
350,001 - 400,000	49	18,260,465.70	8.80
400,001 - 450,000	28	11,954,547.68	5.76
450,001 - 500,000	24	11,485,324.16	5.54
500,001 - 550,000	14	7,371,233.26	3.55
550,001 - 600,000	18	10,474,330.67	5.05
600,001 - 650,000	5	3,200,300.00	1.54
650,001 - 700,000	11	7,492,055.55	3.61
700,001 - 800,000	7	5,187,800.00	2.50
800,001 - 900,000	3	2,528,500.00	1.22
900,001 - 1,000,000	3	2,974,900.00	1.43
1,000,001 - 1,250,000	6	6,779,000.00	3.27
1,250,001 - 1,495,000	4	5,512,250.00	2.66
Total	795	207,403,333.13	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2.125 - 2.500	1	355,600.00	0.17
2.501 - 3.000	5	1,319,700.00	0.64
3.001 - 3.500	226	66,250,533.00	31.94
3.501 - 4.000	332	83,775,822.24	40.39
4.001 - 4.500	3	651,000.00	0.31
4.501 - 5.000	58	18,559,292.99	8.95
5.001 - 5.500	13	3,784,209.61	1.82
5.501 - 6.000	11	2,444,233.73	1.18
6.001 - 6.500	31	7,246,378.47	3.49
6.501 - 7.000	31	6,838,196.66	3.30
7.001 - 7.500	33	6,833,565.27	3.29
7.501 - 8.000	24	4,438,846.18	2.14
8.001 - 8.500	18	3,667,106.93	1.77
8.501 - 9.000	6	1,015,567.99	0.49
9.501 - 10.000	1	80,657.77	0.04
10.001 - 10.375	2	142,622.29	0.07
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1.375 - 1.500	2	717,700.00	0.35
1.501 - 2.000	92	25,860,634.00	12.47
2.001 - 2.500	458	121,048,926.04	58.36
2.501 - 3.000	84	27,100,290.64	13.07
3.001 - 3.500	11	1,906,893.86	0.92
3.501 - 4.000	29	6,771,191.67	3.26
4.001 - 4.500	34	7,669,268.62	3.70
4.501 - 5.000	71	14,122,729.89	6.81
5.501 - 6.000	3	515,585.01	0.25
6.001 - 6.500	1	339,219.06	0.16
6.501 - 7.000	3	426,827.87	0.21
7.001 - 7.500	3	542,575.09	0.26
7.501 - 8.000	1	158,211.32	0.08
8.001 - 8.500	1	80,657.77	0.04
9.001 - 9.500	1	121,400.37	0.06
10.001 - 10.125	1	21,221.92	0.01
Total	795	207,403,333.13	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
8.125 - 8.500	1	355,600.00	0.17
8.501 - 9.000	4	806,100.00	0.39
9.001 - 9.500	82	19,238,818.00	9.28
9.501 - 10.000	138	30,918,188.75	14.91
10.001 - 10.500	4	689,950.00	0.33
10.501 - 11.000	66	20,055,265.06	9.67
11.001 - 11.500	39	9,145,296.51	4.41
11.501 - 12.000	372	107,942,134.94	52.04
12.001 - 12.500	32	7,502,316.75	3.62
12.501 - 13.000	23	4,542,199.77	2.19
13.001 - 13.500	16	3,294,999.39	1.59
13.501 - 14.000	4	544,979.53	0.26
14.001 - 14.500	4	1,016,590.09	0.49
14.501 - 15.000	4	601,857.05	0.29
15.001 - 15.500	2	372,107.54	0.18
15.501 - 16.000	1	153,649.69	0.07
16.001 - 16.500	2	142,622.29	0.07
16.501 - 16.720	1	80,657.77	0.04
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

MIN INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1.000 - 1.000	1	153,649.69	0.07
1.001 - 1.500	3	897,525.05	0.43
1.501 - 2.000	92	25,860,634.00	12.47
2.001 - 2.500	458	121,048,926.04	58.36
2.501 - 3.000	83	26,981,430.35	13.01
3.001 - 3.500	12	2,025,754.15	0.98
3.501 - 4.000	27	6,454,566.62	3.11
4.001 - 4.500	34	7,669,268.62	3.70
4.501 - 5.000	71	14,122,729.89	6.81
5.001 - 5.500	1	136,800.00	0.07
6.501 - 7.000	1	170,000.00	0.08
7.001 - 7.500	3	684,804.07	0.33
7.501 - 8.000	2	114,918.28	0.06
8.001 - 8.500	2	372,107.54	0.18
8.501 - 9.000	2	486,938.77	0.23
9.501 - 10.000	1	80,657.77	0.04
10.001 - 10.375	2	142,622.29	0.07
Total	795	207,403,333.13	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0.000	340	100,543,948.49	48.48
1.000	370	87,914,049.95	42.39
2.000	85	18,945,334.69	9.13
Total	795	207,403,333.13	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0.000	340	100,543,948.49	48.48
1.000	216	57,300,470.00	27.63
2.000	84	18,241,112.35	8.79
3.000	154	30,639,246.74	14.77
6.000	1	678,555.55	0.33
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
300	413	115,302,487.49	55.59
360	382	92,100,845.64	44.41
Total	795	207,403,333.13	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	770	203,369,809.36	98.06
12	2	275,050.06	0.13
24	13	2,154,201.57	1.04
36	9	1,424,451.33	0.69
60	1	179,820.81	0.09
Total	795	207,403,333.13	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
292	2	421,870.31	0.20
293	3	2,027,642.50	0.98
294	2	339,999.68	0.16
295	4	2,277,350.00	1.10
296	76	21,810,710.00	10.52
297	70	18,527,450.00	8.93
298	140	35,969,998.00	17.34
299	116	33,927,467.00	16.36
355	2	416,262.12	0.20
356	38	12,261,164.83	5.91
357	50	13,542,082.46	6.53
358	148	36,230,211.27	17.47
359	142	28,871,924.96	13.92
360	2	779,200.00	0.38
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1	230	60,613,720.49	29.23
6	542	140,448,532.50	67.72
12	23	6,341,080.14	3.06
Total	795	207,403,333.13	100.00

FIRST RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2	45	16,708,810.49	8.06
3	185	43,904,910.00	21.17
6	386	108,946,397.00	52.53
12	5	1,612,442.93	0.78
24	142	29,279,444.45	14.12
36	32	6,951,328.26	3.35
Total	795	207,403,333.13	100.00

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1 - 3	324	92,790,988.49	44.74
4 - 6	292	76,769,129.00	37.01
7 - 9	5	1,612,442.93	0.78
19 - 21	23	4,511,538.51	2.18
22 - 24	119	24,767,905.94	11.94
31 - 33	8	1,599,609.97	0.77
34 - 36	24	5,351,718.29	2.58
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
07/01/03	129	35,448,120.49	17.09
08/01/03	100	32,005,628.00	15.43
09/01/03	95	25,337,240.00	12.22
10/01/03	154	39,220,524.00	18.91
11/01/03	138	37,548,605.00	18.10
03/01/04	5	1,612,442.93	0.78
01/01/05	2	416,262.12	0.20
02/01/05	9	1,874,982.69	0.90
02/14/05	1	60,197.95	0.03
03/01/05	11	2,160,095.75	1.04
04/01/05	56	12,729,083.98	6.14
05/01/05	63	12,038,821.96	5.80
02/01/06	3	566,181.19	0.27
03/01/06	5	1,033,428.78	0.50
04/01/06	12	3,099,978.29	1.49
05/01/06	10	1,472,540.00	0.71
06/01/06	2	779,200.00	0.38
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
18.40 - 20.00	1	975,000.00	0.47
20.01 - 25.00	1	800,000.00	0.39
25.01 - 30.00	1	414,800.00	0.20
30.01 - 35.00	5	1,232,000.00	0.59
35.01 - 40.00	4	1,546,953.77	0.75
40.01 - 45.00	7	3,200,800.00	1.54
45.01 - 50.00	16	3,406,250.00	1.64
50.01 - 55.00	5	1,433,359.06	0.69
55.01 - 60.00	16	8,756,855.84	4.22
60.01 - 65.00	45	18,573,440.00	8.96
65.01 - 70.00	42	14,080,595.03	6.79
70.01 - 75.00	69	21,345,936.24	10.29
75.01 - 80.00	405	94,032,626.53	45.34
80.01 - 85.00	23	5,666,634.97	2.73
85.01 - 90.00	70	14,718,242.68	7.10
90.01 - 95.00	75	15,644,645.69	7.54
95.01 - 100.00	10	1,575,193.32	0.76
Total	795	207,403,333.13	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
<= 0	2	810,400.00	0.39
589 - 620	6	1,253,237.43	0.60
621 - 640	19	4,204,303.28	2.03
641 - 660	55	13,080,570.93	6.31
661 - 680	117	28,409,182.17	13.70
681 - 700	129	31,520,241.25	15.20
701 - 720	111	30,594,232.46	14.75
721 - 740	114	30,753,258.07	14.83
741 - 760	98	26,850,101.81	12.95
761 - 780	80	22,380,708.21	10.79
781 - 800	55	14,237,097.52	6.86
801 - 810	9	3,310,000.00	1.60
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

IO TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	179	37,843,215.64	18.25
120	616	169,560,117.49	81.75
Total	795	207,403,333.13	100.00

LOAN PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Cash Out Refinance	314	85,575,129.41	41.26
Purchase	312	76,808,967.62	37.03
Rate/Term Refinance	169	45,019,236.10	21.71
Total	795	207,403,333.13	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Primary	677	179,183,262.02	86.39
Investor	92	17,697,046.11	8.53
Second Home	26	10,523,025.00	5.07
Total	795	207,403,333.13	100.00

ORIGINATOR DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Full Documentation	609	162,353,061.35	78.28
No Ratio	51	17,964,218.02	8.66
Stated Documentation	81	17,225,801.42	8.31
No Documentation	49	9,280,833.40	4.47
Limited Documentation	5	579,418.94	0.28
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Single Family	502	133,092,337.92	64.17
PUD	198	53,357,040.61	25.73
Condominium	55	11,987,624.78	5.78
2 Units	40	8,966,329.82	4.32
Total	795	207,403,333.13	100.00

PREPAY:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
No Prepayment Penalty	770	203,369,809.36	98.06
Has Prepayment Penalty	25	4,033,523.77	1.94
Total	795	207,403,333.13	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Georgia	163	37,973,739.00	18.31
South Carolina	107	37,193,197.49	17.93
Ohio	85	16,630,209.73	8.02
Florida	50	14,172,623.44	6.83
Massachusetts	23	12,144,065.95	5.86
Illinois	39	10,516,790.13	5.07
Colorado	37	9,162,928.91	4.42
Maryland	29	8,524,148.18	4.11
New Jersey	30	7,758,553.10	3.74
North Carolina	30	7,364,505.61	3.55
Tennessee	26	6,433,910.00	3.10
All Others (27) + DC	176	39,528,661.59	19.06
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

HarborView Mortgage Pass-Through Certificates
Series 2003-2
Group 2 Adjustable Rate Mortgage Loans
Preliminary Collateral Information
As of the Statistical Cut-off Date

TOTAL CURRENT BALANCE:	258,589,084	
TOTAL ORIGINAL BALANCE:	258,791,905	
NUMBER OF LOANS:	695	

			Minimum		Maximum	
AVG CURRENT BALANCE:	$372,070.63		$36,000.00		$2,500,000.00	
AVG ORIGINAL AMOUNT:	$372,362.45		$36,000.00		$2,500,000.00	
WAVG GROSS COUPON:	5.074	%	3.750	%	8.625	%
WAVG GROSS MARGIN:	2.454	%	2.250	%	5.000	%
WAVG MAX INT RATE:	10.349	%	8.750	%	13.630	%
WAVG MIN INT RATE:	2.476	%	1.000	%	6.125	%
WAVG PERIODIC RATE CAP:	1.959	%	1.000	%	5.000	%
WAVG FIRST RATE CAP:	5.261	%	3.000	%	6.000	%
WAVG ORIGINAL LTV:	67.70	%	14.55	%	98.19	%
WAVG FICO SCORE:	735		550		832	
WAVG ORIGINAL TERM:	360	months	360	months	360	months
WAVG 06/01/03 REMAINING TERM:	358	months	350	months	360	months
WAVG 06/01/03 SEASONING:	2	months	0	months	10	months
WAVG 06/01/03 NEXT RATE RESET:	60	months	50	months	84	months
WAVG RATE ADJ FREQ:	10	months	6	months	12	months
WAVG FIRST RATE ADJ FREQ:	62	months	60	months	84	months
WAVG PREPAY TERM:	49	months	12	months	60	months
WAVG IO TERM:	110	months	60	months	120	months

TOP STATE CONC ($):	52.17 % California, 7.08 % Massachusetts, 5.69 % Illinois
MAXIMUM ZIP CODE CONC ($):	1.60 % 94118

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

NOTE DATE:	Jul 23, 2002	Oct 12, 2003
FIRST PAY DATE:	Sep 01, 2002	Aug 01, 2003
PAID TO DATE:	Mar 01, 2003	Jul 01, 2003
RATE CHG DATE:	Aug 01, 2007	Jul 01, 2010
MATURE DATE:	Aug 01, 2032	Jul 01, 2033

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
STATEN ISLAND MORTGAGE	243	56,950,860.24	22.02
HSBC	106	50,216,837.28	19.42
VIRTUAL BANK	86	41,175,127.03	15.92
FIRST REPUBLIC	49	39,295,714.83	15.20
ELOAN	76	36,817,128.00	14.24
SIERRA PACIFIC	128	30,198,417.00	11.68
BOSTON SAFE	7	3,935,000.00	1.52
Total	695	258,589,084.38	100.00

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
5/1 LIBOR ARM	244	85,473,020.53	33.05
5/25 6 Mo LIBOR ARM	227	80,372,858.45	31.08
5/1 ARM	186	76,176,716.07	29.46
7/23 6 Mo LIBOR ARM	23	9,933,595.33	3.84
7/1 ARM	15	6,632,894.00	2.57
Total	695	258,589,084.38	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
6 MO LIBOR	250	90,306,453.78	34.92
1 YR LIBOR	244	85,473,020.53	33.05
1 YR CMT	201	82,809,610.07	32.02
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
36,000 - 100,000	38	3,080,678.79	1.19
100,001 - 150,000	78	9,920,551.27	3.84
150,001 - 200,000	82	14,517,750.98	5.61
200,001 - 250,000	54	12,225,663.91	4.73
250,001 - 300,000	69	18,918,030.59	7.32
300,001 - 350,000	45	14,618,863.25	5.65
350,001 - 400,000	68	25,808,557.95	9.98
400,001 - 450,000	58	24,731,006.75	9.56
450,001 - 500,000	60	28,841,149.23	11.15
500,001 - 550,000	30	15,709,144.28	6.07
550,001 - 600,000	38	22,171,041.95	8.57
600,001 - 650,000	33	21,039,207.77	8.14
650,001 - 700,000	5	3,397,400.00	1.31
700,001 - 800,000	9	6,771,492.02	2.62
800,001 - 900,000	2	1,773,000.00	0.69
900,001 - 1,000,000	7	6,837,886.70	2.64
1,000,001 - 1,250,000	8	9,184,816.96	3.55
1,250,001 - 1,500,000	3	4,100,000.00	1.59
1,500,001 - 1,750,000	4	6,445,000.00	2.49
1,750,001 - 2,000,000	3	5,997,841.98	2.32
2,250,001 - 2,500,000	1	2,500,000.00	0.97
Total	695	258,589,084.38	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
3.750 - 4.000	6	3,021,500.00	1.17
4.001 - 4.500	77	51,981,966.01	20.10
4.501 - 5.000	260	90,394,226.15	34.96
5.001 - 5.500	173	62,474,757.95	24.16
5.501 - 6.000	116	36,482,689.17	14.11
6.001 - 6.500	30	8,745,597.30	3.38
6.501 - 7.000	13	2,259,235.39	0.87
7.001 - 7.500	10	2,131,337.00	0.82
7.501 - 8.000	6	840,412.83	0.32
8.001 - 8.500	3	221,362.58	0.09
8.501 - 8.625	1	36,000.00	0.01
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2.250 - 2.500	502	205,675,257.61	79.54
2.501 - 3.000	129	40,716,307.92	15.75
3.001 - 3.500	12	3,273,777.46	1.27
3.501 - 4.000	24	4,133,015.21	1.60
4.001 - 4.500	10	1,785,399.24	0.69
4.501 - 5.000	18	3,005,326.94	1.16
Total	695	258,589,084.38	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
8.750 - 9.000	6	3,021,500.00	1.17
9.001 - 9.500	60	43,019,773.22	16.64
9.501 - 10.000	210	72,809,917.44	28.16
10.001 - 10.500	131	50,046,369.08	19.35
10.501 - 11.000	132	37,280,958.97	14.42
11.001 - 11.500	76	24,340,626.34	9.41
11.501 - 12.000	45	18,564,124.30	7.18
12.001 - 12.500	23	7,926,889.62	3.07
12.501 - 13.000	9	1,383,794.12	0.54
13.001 - 13.500	2	159,131.29	0.06
13.501 - 13.630	1	36,000.00	0.01
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

MIN INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1.000 - 1.000	4	575,829.75	0.22
1.001 - 1.500	2	164,506.62	0.06
1.501 - 2.000	106	50,216,837.28	19.42
2.001 - 2.500	383	149,463,723.08	57.80
2.501 - 3.000	123	39,975,971.55	15.46
3.001 - 3.500	12	3,273,777.46	1.27
3.501 - 4.000	24	4,133,015.21	1.60
4.001 - 4.500	10	1,785,399.24	0.69
4.501 - 5.000	20	3,823,419.89	1.48
5.001 - 5.500	7	2,768,178.20	1.07
5.501 - 6.000	3	2,150,697.68	0.83
6.001 - 6.125	1	257,728.42	0.10
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1.000	81	22,473,740.96	8.69
2.000	607	232,180,343.42	89.79
5.000	7	3,935,000.00	1.52
Total	695	258,589,084.38	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
3.000	1	188,607.23	0.07
5.000	525	190,567,764.33	73.70
6.000	169	67,832,712.82	26.23
Total	695	258,589,084.38	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
360	695	258,589,084.38	100.00
Total	695	258,589,084.38	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	578	193,968,607.94	75.01
12	7	3,935,000.00	1.52
24	1	188,607.23	0.07
36	37	20,939,410.27	8.10
60	72	39,557,458.94	15.30
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
350	1	1,997,841.98	0.77
351	1	1,106,876.55	0.43
352	2	585,807.25	0.23
353	5	2,912,661.83	1.13
354	7	3,167,784.84	1.23
355	8	2,953,192.51	1.14
356	16	5,723,530.42	2.21
357	162	54,168,559.54	20.95
358	131	42,311,762.47	16.36
359	113	35,518,221.99	13.74
360	249	108,142,845.00	41.82
Total	695	258,589,084.38	100.00

RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
6	250	90,306,453.78	34.92
12	445	168,282,630.60	65.08
Total	695	258,589,084.38	100.00

FIRST RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
60	657	242,022,595.05	93.59
84	38	16,566,489.33	6.41
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
50 - 51	2	3,104,718.53	1.20
52 - 54	11	5,191,551.86	2.01
55 - 57	186	62,385,360.79	24.13
58 - 60	458	171,340,963.87	66.26
76 - 78	1	649,900.00	0.25
79 - 81	3	1,400,391.83	0.54
82 - 84	34	14,516,197.50	5.61
Total	695	258,589,084.38	100.00

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
08/01/07	1	1,997,841.98	0.77
09/01/07	1	1,106,876.55	0.43
10/01/07	2	585,807.25	0.23
11/01/07	5	2,912,661.83	1.13
12/01/07	4	1,693,082.78	0.65
01/01/08	9	3,520,266.15	1.36
02/01/08	16	5,082,785.10	1.97
03/01/08	161	53,782,309.54	20.80
04/01/08	124	39,738,640.88	15.37
05/01/08	108	33,841,721.99	13.09
06/01/08	164	54,971,367.00	21.26
07/01/08	62	42,789,234.00	16.55
12/01/09	1	649,900.00	0.25
02/01/10	2	1,014,141.83	0.39
03/01/10	1	386,250.00	0.15
04/01/10	6	2,457,453.50	0.95
05/01/10	5	1,676,500.00	0.65
06/01/10	11	4,840,550.00	1.87
07/01/10	12	5,541,694.00	2.14
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
14.55 - 15.00	1	160,000.00	0.06
15.01 - 20.00	2	2,161,497.96	0.84
20.01 - 25.00	2	333,883.32	0.13
25.01 - 30.00	5	2,140,834.19	0.83
30.01 - 35.00	11	6,695,452.06	2.59
35.01 - 40.00	12	4,606,897.70	1.78
40.01 - 45.00	13	6,633,490.58	2.57
45.01 - 50.00	27	16,013,360.75	6.19
50.01 - 55.00	18	9,203,340.06	3.56
55.01 - 60.00	47	19,186,542.91	7.42
60.01 - 65.00	58	27,098,708.64	10.48
65.01 - 70.00	71	29,670,734.80	11.47
70.01 - 75.00	76	31,209,902.40	12.07
75.01 - 80.00	288	91,409,852.76	35.35
80.01 - 85.00	8	1,736,621.69	0.67
85.01 - 90.00	34	6,140,742.99	2.37
90.01 - 95.00	21	3,562,221.57	1.38
95.01 - 98.19	1	625,000.00	0.24
Total	695	258,589,084.38	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
<= 0	3	1,843,083.97	0.71
550 - 620	3	1,075,625.88	0.42
621 - 640	14	4,326,962.08	1.67
641 - 660	30	8,351,701.85	3.23
661 - 680	76	24,787,289.27	9.59
681 - 700	86	28,787,022.25	11.13
701 - 720	92	30,169,306.30	11.67
721 - 740	73	28,634,880.16	11.07
741 - 760	96	36,585,665.02	14.15
761 - 780	114	45,133,030.49	17.45
781 - 800	84	34,545,413.05	13.36
801 - 820	21	13,102,104.06	5.07
821 - 832	3	1,247,000.00	0.48
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

IO TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	529	173,674,558.19	67.16
60	51	14,664,270.00	5.67
120	115	70,250,256.19	27.17
Total	695	258,589,084.38	100.00

LOAN PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Cash Out Refinance	257	101,013,160.70	39.06
Rate/Term Refinance	214	87,506,004.59	33.84
Purchase	224	70,069,919.09	27.10
Total	695	258,589,084.38	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Primary	598	234,077,208.72	90.52
Investor	78	15,322,536.97	5.93
Second Home	19	9,189,338.69	3.55
Total	695	258,589,084.38	100.00

ORIGINATOR DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Full Documentation	458	185,719,721.65	71.82
Stated Documentation	132	41,125,366.52	15.90
No Documentation	68	18,043,587.81	6.98
No Ratio	31	10,479,108.40	4.05
Streamline Documentation	6	3,221,300.00	1.25
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Single Family	455	178,815,735.22	69.15
PUD	118	43,336,183.77	16.76
Condominium	77	22,804,979.08	8.82
2 Units	40	10,928,686.31	4.23
Cooperative	5	2,703,500.00	1.05
Total	695	258,589,084.38	100.00

PREPAY:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
No Prepayment Penalty	574	191,219,007.94	73.95
Has Prepayment Penalty	121	67,370,076.44	26.05
Total	695	258,589,084.38	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
California	296	134,905,108.48	52.17
Massachusetts	44	18,320,975.53	7.08
Illinois	55	14,722,635.62	5.69
Washington	39	10,609,973.10	4.10
Arizona	38	10,252,907.54	3.96
New Jersey	30	9,047,350.03	3.50
Florida	29	8,500,894.93	3.29
All Others (26)	164	52,229,239.15	20.20
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

HarborView Mortgage Pass-Through Certificates Series 2003-2 Group 3 Adjustable Rate Mortgage Loans Preliminary Collateral Information As of the Statistical Cut-off Date

TOTAL CURRENT BALANCE:	103,260,619					
TOTAL ORIGINAL BALANCE:	103,309,355					
NUMBER OF LOANS:	213					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$484,791.64		$322,701.00		$1,015,000.00	
AVG ORIGINAL AMOUNT:	$485,020.45		$322,701.00		$1,015,000.00	
WAVG GROSS COUPON:	5.501	%	4.625	%	6.500	%
WAVG GROSS MARGIN:	2.282	%	2.250	%	2.750	%
WAVG MAX INT RATE:	10.506	%	9.875	%	11.500	%
WAVG MIN INT RATE:	2.282	%	2.250	%	2.750	%
WAVG PERIODIC RATE CAP:	2.000	%	2.000	%	2.000	%
WAVG FIRST RATE CAP:	5.005	%	5.000	%	6.000	%
WAVG ORIGINAL LTV:	70.19	%	26.21	%	95.00	%
WAVG FICO SCORE:	735		624		822	
WAVG ORIGINAL TERM:	360	months	360	months	360	months
WAVG 06/01/03 REMAINING TERM:	358	months	356	months	360	months
WAVG 06/01/03 SEASONING:	2	months	0	months	4	months
WAVG 06/01/03 NEXT RATE RESET:	118	months	116	months	120	months
WAVG RATE ADJ FREQ:	12	months	6	months	12	months
WAVG FIRST RATE ADJ FREQ:	120	months	120	months	120	months
WAVG PREPAY TERM:	0	months	0	months	0	months
WAVG IO TERM:	120	months	120	months	120	months

TOP STATE CONC ($): 66.68 % California, 5.94 % Virginia, 3.12 % Texas
MAXIMUM ZIP CODE CONC ($): 2.02 % 92024

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

NOTE DATE:	Jan 13, 2003	Apr 01, 2003
FIRST PAY DATE:	Mar 01, 2003	Aug 01, 2003
PAID TO DATE:	Apr 01, 2003	Jul 01, 2003
RATE CHG DATE:	Feb 01, 2013	Jul 01, 2013
MATURE DATE:	Feb 01, 2033	Jul 01, 2033

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
COUNTRYWIDE	212	102,771,619.44	99.53
ELOAN	1	489,000.00	0.47
Total	213	103,260,619.44	100.00

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
10/1 LIBOR ARM	212	102,771,619.44	99.53
10/6 Mo LIBOR ARM	1	489,000.00	0.47
Total	213	103,260,619.44	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1 YR LIBOR	212	102,771,619.44	99.53
6 MO LIBOR	1	489,000.00	0.47
Total	213	103,260,619.44	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
322,701 - 350,000	15	5,082,461.26	4.92
350,001 - 400,000	51	19,334,704.57	18.72
400,001 - 450,000	42	17,951,238.92	17.38
450,001 - 500,000	37	17,609,600.46	17.05
500,001 - 550,000	16	8,381,755.36	8.12
550,001 - 600,000	18	10,451,473.13	10.12
600,001 - 650,000	21	13,370,259.44	12.95
650,001 - 700,000	1	700,000.00	0.68
700,001 - 800,000	3	2,190,974.08	2.12
800,001 - 900,000	5	4,259,152.22	4.12
900,001 - 1,000,000	3	2,914,000.00	2.82
1,000,001 - 1,015,000	1	1,015,000.00	0.98
Total	213	103,260,619.44	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
4.625 - 5.000	21	9,360,628.56	9.07
5.001 - 5.500	103	50,223,902.56	48.64
5.501 - 6.000	82	40,428,349.92	39.15
6.001 - 6.500	7	3,247,738.40	3.15
Total	213	103,260,619.44	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2.250 - 2.500	200	96,678,969.44	93.63
2.501 - 2.750	13	6,581,650.00	6.37
Total	213	103,260,619.44	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
9.875 - 10.000	20	8,871,628.56	8.59
10.001 - 10.500	103	50,223,902.56	48.64
10.501 - 11.000	83	40,917,349.92	39.63
11.001 - 11.500	7	3,247,738.40	3.15
Total	213	103,260,619.44	100.00

MIN INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2.250 - 2.500	200	96,678,969.44	93.63
2.501 - 2.750	13	6,581,650.00	6.37
Total	213	103,260,619.44	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2.000	213	103,260,619.44	100.00
Total	213	103,260,619.44	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
5.000	212	102,771,619.44	99.53
6.000	1	489,000.00	0.47
Total	213	103,260,619.44	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
360	213	103,260,619.44	100.00
Total	213	103,260,619.44	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	213	103,260,619.44	100.00
Total	213	103,260,619.44	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
356	5	2,476,786.55	2.40
357	45	21,192,312.89	20.52
358	161	78,731,045.00	76.24
359	1	371,475.00	0.36
360	1	489,000.00	0.47
Total	213	103,260,619.44	100.00

RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
6	1	489,000.00	0.47
12	212	102,771,619.44	99.53
Total	213	103,260,619.44	100.00

FIRST RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
120	213	103,260,619.44	100.00
Total	213	103,260,619.44	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
116 - 117	50	23,669,099.44	22.92
118 - 120	163	79,591,520.00	77.08
Total	213	103,260,619.44	100.00

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
02/01/13	5	2,476,786.55	2.40
03/01/13	45	21,192,312.89	20.52
04/01/13	161	78,731,045.00	76.24
05/01/13	1	371,475.00	0.36
07/01/13	1	489,000.00	0.47
Total	213	103,260,619.44	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
26.21 - 30.00	2	988,999.25	0.96
35.01 - 40.00	3	1,955,497.54	1.89
40.01 - 45.00	5	2,369,952.00	2.30
45.01 - 50.00	6	2,381,400.00	2.31
50.01 - 55.00	8	3,894,313.55	3.77
55.01 - 60.00	14	7,121,775.49	6.90
60.01 - 65.00	17	9,912,199.77	9.60
65.01 - 70.00	30	14,412,091.28	13.96
70.01 - 75.00	23	11,840,231.94	11.47
75.01 - 80.00	102	47,161,158.62	45.67
85.01 - 90.00	2	881,000.00	0.85
90.01 - 95.00	1	342,000.00	0.33
Total	213	103,260,619.44	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
624 - 640	5	2,434,227.75	2.36
641 - 660	9	4,665,059.34	4.52
661 - 680	10	4,849,577.00	4.70
681 - 700	21	9,846,499.08	9.54
701 - 720	32	15,883,231.09	15.38
721 - 740	32	14,888,385.60	14.42
741 - 760	36	17,651,016.65	17.09
761 - 780	44	21,509,814.64	20.83
781 - 800	14	6,822,950.00	6.61
801 - 820	9	4,216,858.29	4.08
821 - 822	1	493,000.00	0.48
Total	213	103,260,619.44	100.00

IO TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	136	64,753,322.52	62.71
120	77	38,507,296.92	37.29
Total	213	103,260,619.44	100.00

LOAN PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Rate/Term Refinance	103	50,466,239.79	48.87
Purchase	80	38,032,000.39	36.83
Cash Out Refinance	30	14,762,379.26	14.30
Total	213	103,260,619.44	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Primary	206	100,172,116.67	97.01
Second Home	6	2,688,864.37	2.60
Investor	1	399,638.40	0.39
Total	213	103,260,619.44	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

ORIGINATOR DOC TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Reduced Documentation	126	61,253,924.09	59.32
Full Documentation	34	17,347,925.79	16.80
Alternative Documentation	34	15,977,177.70	15.47
Streamline Documentation	19	8,681,591.86	8.41
Total	213	103,260,619.44	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Single Family	121	59,714,655.86	57.83
PUD	71	33,493,460.40	32.44
Condominium	19	8,753,150.26	8.48
2 Units	2	1,299,352.92	1.26
Total	213	103,260,619.44	100.00

PREPAY:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
No Prepayment Penalty	213	103,260,619.44	100.00
Total	213	103,260,619.44	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
California	140	68,857,469.06	66.68
Virginia	13	6,130,124.36	5.94
Texas	7	3,223,540.80	3.12
New Jersey	7	3,189,255.85	3.09
All Others (21)	46	21,860,229.37	21.17
Total	213	103,260,619.44	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

HarborView Mortgage Pass-Through Certificates
Series 2003-2

Preliminary Marketing Materials

$[643,464,000] (Approximate)

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: July 30, 2003***

HarborView Mortgage Pass-Through Certificates, Series 2003-2

$[643,464,000] (Approximate, Subject to +/- 10% Variance)

Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Amount (Approx.) (1)	WAL (Yrs) WAVG Roll or Call/ Mat(2)	Pmt Window (Mths) WAVG Roll or Call/ Mat(2)	Interest Rate Type	Tranche Type	Expected Ratings S&P/Moody's
1-A	[$188,186,000]	3.90/4.16	1-131/1-357	Floater(3)	Senior	[AAA/Aaa]
2-A	[$338,717,000]	2.50/3.18	1-60/1-358	Variable(4)	Senior	[AAA/Aaa]
3-A	[$85,613,000]	3.03/3.18	1-116/1-358	Variable(4)	Senior	[AAA/Aaa]
X	Notional	N/A	N/A	N/A	Senior/ IO	[AAA/Aaa]
R	[$100]	N/A	N/A	Variable	Senior/Residual	[AAA/Aaa]
B-1	[$17,918,000]	3.94/6.33	1-51/1-358	Variable(5)	Subordinate	[AA/Aa2]
B-2	[$8,144,000]	3.94/6.33	1-51/1-358	Variable(5)	Subordinate	[A/A2]
B-3	[$4,886,000]	3.94/6.33	1-51/1-358	Variable(5)	Subordinate	[BBB/Baa2]
B-4	[$3,256,000]	Privately Offered Certificates			Subordinate	[BB/Ba2]
B-5	[$1,954,000]				Subordinate	[B/B2]
B-6	[$2,939,370]				Subordinate	NR
Total:	**[$651,613,470]**					

(1) Distributions on the Class 1-A, Class 2-A and Class 3-A Certificates will be primarily derived from the Group 1, Group 2 and Group 3 adjustable rate mortgage loans, respectively (See "Mortgage Loans" herein). Distributions on the Subordinate Certificates (as described herein) will be primarily derived from all Mortgage Loans (as described herein). Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(2) WAL and Payment Window for the Class 1-A Certificates are shown to the Optional Call Date and to maturity (as described herein). WAL and Payment Window for the Class 2-A and Class 3-A Certificates are shown to the earlier of (i) Weighted Average Roll Date or (ii) the Optional Call Date and to maturity (as described herein).

(3) For every Distribution Date, the interest rate for the Class 1-A Certificates will be equal to One-Month LIBOR plus a margin (which margin doubles after the Optional Call Date), subject to the lesser of (i) the related Net WAC Rate and (ii) [10.50]%.

(4) For every Distribution Date, the interest rate for each of the Class 2-A and Class 3-A Certificates will be equal to the Net WAC of the Mortgage Loans in the related Mortgage Loan Group.

(5) The Subordinate Certificates will have an interest rate equal to the weighted average Net WAC of the Mortgage Loans (weighted on the basis of the related subordinate components).

Depositor:	Greenwich Capital Acceptance, Inc.
Underwriter:	Greenwich Capital Markets, Inc.
Master Servicer:	Wells Fargo Bank Minnesota, National Association.
Servicers:	[HSBC Mortgage Corporation (USA), Countrywide Home Loans, Inc., First Republic Bank and GMAC Mortgage Corporation].
Custodian/ Trustee:	Deutsche Bank National Trust Company.
Originators:	[HSBC Mortgage Corporation (USA), Countrywide Home Loans, Inc., Homestar Mortgage Services, LLC, Mortgage Network, Inc. and SIB Mortgage Corp., E-Loan, Inc., Virtual Bank, First Republic Bank, Sierra Pacific Mortgage, Inc. and Boston Safe Deposit and Trust Company]
Rating Agencies:	S&P and Moody's will rate the Certificates, except the Class B-6 Certificates. The Class B-6 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.
Cut-off Date:	August 1, 2003.
Statistical Cut-off Date:	Various
Expected Pricing Date:	August [1], 2003
Closing Date:	On or about August 28, 2003.
Distribution Date:	The 19th of each month (or if such day is not a business day, the next succeeding business day), commencing in September 2003.
Certificates:	The "***Senior Certificates***" will consist of the Class 1-A, Class 2-A and Class 3-A Certificates (collectively the "***Class A Certificates***"), the Class X Certificates and Class R Certificate. The Class B-1, Class B-2 and Class B-3 Certificates will be referred to herein as the "***Senior Subordinate Certificates***" and the Class B-4, Class B-5, and Class B-6 Certificates will be referred to herein as the "***Junior Subordinate Certificates***," together with the Senior Subordinate Certificates, the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***." The Class A Certificates and Senior Subordinate Certificates (the "***Offered Certificates***") are being offered publicly.
Accrued Interest:	The price to be paid by investors for the Class 1-A Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class 2-A and Class 3-A Certificates and the Senior Subordinates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (27 days).

Interest Accrual Period: The interest accrual period with respect to the Class 1-A Certificates for a given Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on a 30/360 basis).

The interest accrual period with respect to the Class 2-A and Class 3-A Certificates and the Senior Subordinates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Registration: The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment: It is anticipated that the Class A Certificates and Senior Subordinate Certificates will be treated as REMIC regular interests for federal tax income purposes. The Class R Certificate will be treated as a REMIC residual interest for tax purposes.

ERISA Eligibility: The Class A Certificates and Senior Subordinate Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Class A Certificates and Senior Subordinate Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificate is not expected to be ERISA eligible.

SMMEA Treatment: The Senior Certificates and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B-2 and Class B-3 Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Offered Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than [5]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Weighted Average Roll Date: The Weighted Average Roll Date with respect to the Group 2 Mortgage Loans is the Distribution Date in [August 2008] and with respect to the Group 3 Mortgage Loans is the Distribution Date in [April 2013].

Pricing Prepayment Speed: The Class 1-A Certificates will be priced to a prepayment speed of [20]% CPR. The Class 2-A and 3-A Certificates will be priced to a prepayment speed of [25]% CPR. The Senior Subordinate Certificates will be priced to a prepayment speed equal to the weighted average prepayment speeds of the Mortgage Loans based upon the balance of Group 1 Mortgage Loans at [20]% CPR and the balance of the Group 2 and Group 3 Mortgage Loans at [25]% CPR.

Mortgage Loans: Collectively, the Group 1 Mortgage Loans, the Group 2 Mortgage Loans and the Group 3 Mortgage Loans will be referred to as the "***Mortgage Loans***". The aggregate principal balance of the Mortgage Loans as of the Statistical Cut-off Date is approximately $[569,253,037].

For purposes of Yield Table shown herein, the initial Net WAC of the Group 2 Mortgage Loans is assumed to be equal to 4.532%. As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

Group 1 Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the Group 1 mortgage loans described herein is approximately $[207,403,333] (the "Group 1 Mortgage Loans"). The Group 1 Mortgage Loans are non-convertible, adjustable rate mortgage loans, a potion of which adjust based on 6 Month LIBOR, 1 Month LIBOR or 1 year CMT ("Group 1 Adjustable Rate Mortgage Loans") and a portion of which have initial rate adjustments primarily occurring approximately 2 or 3 years after the date of origination of each mortgage loan ("Group 1 Hybrid ARMs"). Each of the Group 1 Mortgage Loans has an original term to maturity of 25 or 30 years. A portion of the Group 1 Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for a term of approximately 10 years following origination. Thereafter, each such Mortgage Loan will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over its remaining term. The Group 1 Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information. As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

Group 2 Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the Group 2 mortgage loans described herein is approximately $[258,589,084] (the "Group 2 Mortgage Loans"). The Group 2 Mortgage Loans are non-convertible, adjustable rate mortgage loans with initial rate adjustments primarily occurring approximately 5 or 7 years after the date of origination of each mortgage ban ("Group 2 Hybrid ARMs"). Each of the Group 2 Mortgage Loans has an original term to maturity of 30 years. A portion of the Group 2 Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the term of their initial fixed rate period. Thereafter, each such Mortgage Loan will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over its remaining term. The Group 2 Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information. As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group 3 Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the Group 3 mortgage loans described herein is approximately $[103,260,619] (the "Group 3 Mortgage Loans"). The Group 3 Mortgage Loans are non-convertible, adjustable rate mortgage loans with initial rate adjustments primarily occurring approximately 10 years after the date of origination of each mortgage loan ("Group 3 Hybrid ARMs"). Each of the Group 3 Mortgage Loans has an original term to maturity of 30 years. A portion of the Group 3 Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the term of their initial fixed rate period. Thereafter, each such Mortgage Loan will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over its remaining term. The Group 3 Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information. As of the Cut-off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the <u>Senior Certificates</u> will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [6.00]% total subordination.

Shifting Interest: Until the first Distribution Date occurring after [August 2010], the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	**Unscheduled Principal Payments (%)**
[September 2003 – August 2010	0% Pro Rata Share
September 2010 – August 2011	30% Pro Rata Share
September 2011 – August 2012	40% Pro Rata Share
September 2012 – August 2013	60% Pro Rata Share
September 2013 – August 2014	80% Pro Rata Share
September 2014 and after]	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement) unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in September 2006, the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in September 2006, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all principal prepayments for the Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and *second*; to the related Senior Certificates (other than the Class X Certificates) until its class principal balance has been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated to the related Class A Certificates and the related component of the Senior Subordinate Certificates on a pro rata basis.

Net WAC Rate:

The ***"Net WAC Rate"*** for the Mortgage Loans or any Mortgage Loan Group is the weighted average of the Net Mortgage Rates of the related mortgage loans. The ***"Net Mortgage Rate"*** with respect to each mortgage loan is equal to the loan rate less the related servicing fee and trust expense fee rate.

Carryover Shortfall Amount:

If on any Distribution Date, the Class 1-A Certificate Interest Rate is subject to the Net WAC Rate of the Group 1 Mortgage Loans, such Certificates become entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the Class 1-A Certificate Interest Rate (without giving effect to the Net WAC Rate of the Group 1 Mortgage Loans) over (b) the amount of interest received on such Certificates based on the Net WAC Rate of the Group 1 Mortgage Loans, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the Class 1-A Certificate Interest Rate without giving effect to the Net WAC Rate of the Group 1 Mortgage Loans) (together, the "***Carryover Shortfall Amount***").

Reserve Fund:

As of the Closing Date, the ***"Reserve Fund"*** is established on behalf of the Class 1-A and Class X Certificates. The Reserve Fund will be funded with any excess interest available after priority 1 through 4 in "Certificates Priority of Distributions" herein. The Reserve Fund will not be an asset of the REMIC. On any Distribution Date, the Class 1-A Certificates will be entitled to receive payments from the Reserve Fund in an amount equal to the Carryover Shortfall Amount. Any amounts remaining in the Reserve Fund after such distribution will be distributed to the Class X Certificates.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest, at the related Certificate Interest Rate;
2) Class R Certificate, principal, until its balance is reduced to zero;
3) Concurrently to the Class A Certificates:
   i) Class A-1 Certificates until the principal balance thereof has been reduced to zero, from the Group 1 Mortgage Loans;
   ii) Class A-2 Certificates until the principal balance thereof has been reduced to zero, from the Group 2 Mortgage Loans;
   iii) Class A-3 Certificates until the principal balance thereof has been reduced to zero, from the Group 3 Mortgage Loans;
4) In certain limited circumstances described in the prospectus supplement, Senior Certificates from the unrelated Mortgage Loan group, principal to the extent not received from the related Mortgage Loan group;
5) Class 1-A Certificates to pay the Carryover Shortfall Amount, if any;
6) Class B-1 Certificates, accrued and unpaid interest at the Class B1 Certificate Interest Rate;
7) Class B-1 Certificates, principal allocable to such Class;
8) Class B-2 Certificates, accrued and unpaid interest at the Class B2 Certificate Interest Rate;
9) Class B-2 Certificates, principal allocable to such Class;
10) Class B-3 Certificates, accrued and unpaid interest at the Class B3 Certificate Interest Rate;
11) Class B-3 Certificates, principal allocable to such Class;
12) Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
13) Class R Certificate, any remaining amount.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighed Average Life Tables

Class 1-A Certificates to Optional Call Date

Flat Price	5% CPR	10% CPR	15% CPR	20% CPR	25% CPR	35% CPR	45% CPR	55% CPR	65% CPR
100-00									
WAL (yr)	11.29	7.38	5.21	3.90	3.06	2.04	1.47	1.10	0.84
MDUR (yr)	10.04	6.75	4.86	3.70	2.92	1.98	1.43	1.08	0.83
First Prin Pay	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03
Last Prin Pay	07/19/26	07/19/21	06/19/17	07/19/14	07/19/12	10/19/09	02/19/08	01/19/07	04/19/06

Class 1-A Certificates to Maturity

Flat Price	5% CPR	10% CPR	15% CPR	20% CPR	25% CPR	35% CPR	45% CPR	55% CPR	65% CPR
100-00									
WAL (yr)	11.47	7.68	5.51	4.17	3.27	2.18	1.57	1.17	0.88
MDUR (yr)	10.17	6.98	5.10	3.91	3.10	2.10	1.52	1.14	0.86
First Prin Pay	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03
Last Prin Pay	05/19/33	05/19/33	05/19/33	05/19/33	05/19/33	05/19/33	04/19/33	10/19/29	10/19/24

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Yield Table

Settlement	08/28/03
Class Balance	$338,717,000
Coupon	4.532%
Cut-off Date	08/01/03
Next Payment Date	09/19/03
Accrued Interest Days	27
Cleanup Call	Yes
To WAVG Roll Date	Yes

Class 2-A Certificates to Optional Call Date

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR	50% CPR	60% CPR	70% CPR
101-06+	4.104	4.052	3.992	3.923	3.845	3.650	3.392	3.034	2.585
101-07	4.099	4.047	3.986	3.917	3.837	3.641	3.379	3.018	2.564
101-07+	4.095	4.042	3.980	3.910	3.830	3.631	3.367	3.001	2.542
101-08	4.090	4.036	3.974	3.903	3.822	3.621	3.354	2.985	2.521
101-08+	4.086	4.031	3.968	3.896	3.814	3.611	3.341	2.968	2.500
101-09	4.081	4.026	3.962	3.890	3.807	3.601	3.329	2.952	2.478
101-09+	4.076	4.021	3.956	3.883	3.799	3.591	3.316	2.935	2.457
101-10	4.072	4.015	3.950	3.876	3.791	3.582	3.303	2.919	2.436
101-10+	4.067	4.010	3.944	3.870	3.784	3.572	3.291	2.902	2.414
101-11	4.063	4.005	3.938	3.863	3.776	3.562	3.278	2.886	2.393
101-11+	4.058	4.000	3.932	3.856	3.768	3.552	3.265	2.869	2.372
101-12	4.053	3.994	3.926	3.849	3.761	3.543	3.253	2.853	2.351
101-12+	4.049	3.989	3.920	3.843	3.753	3.533	3.240	2.836	2.329
101-13	4.044	3.984	3.914	3.836	3.746	3.523	3.227	2.820	2.308
101-13+	4.039	3.979	3.908	3.829	3.738	3.513	3.215	2.803	2.287
101-14	4.035	3.973	3.902	3.822	3.730	3.503	3.202	2.787	2.265
101-14+	4.030	3.968	3.896	3.816	3.723	3.494	3.189	2.770	2.244
101-15	4.026	3.963	3.891	3.809	3.715	3.484	3.177	2.754	2.223
101-15+	4.021	3.958	3.885	3.802	3.708	3.474	3.164	2.738	2.202
101-16	4.016	3.952	3.879	3.796	3.700	3.464	3.151	2.721	2.181
101-16+	4.012	3.947	3.873	3.789	3.692	3.455	3.139	2.705	2.159
101-17	4.007	3.942	3.867	3.782	3.685	3.445	3.126	2.688	2.138
101-17+	4.003	3.937	3.861	3.775	3.677	3.435	3.113	2.672	2.117
101-18	3.998	3.932	3.855	3.769	3.670	3.425	3.101	2.655	2.096
101-18+	3.993	3.926	3.849	3.762	3.662	3.416	3.088	2.639	2.075
101-19	3.989	3.921	3.843	3.755	3.654	3.406	3.076	2.623	2.053
101-19+	3.984	3.916	3.837	3.749	3.647	3.396	3.063	2.606	2.032
101-20	3.980	3.911	3.831	3.742	3.639	3.386	3.050	2.590	2.011
101-20+	3.975	3.905	3.825	3.735	3.632	3.377	3.038	2.573	1.990
101-21	3.970	3.900	3.819	3.728	3.624	3.367	3.025	2.557	1.969
101-21+	3.966	3.895	3.813	3.722	3.616	3.357	3.013	2.541	1.948
101-22	3.961	3.890	3.808	3.715	3.609	3.347	3.000	2.524	1.927
101-22+	3.957	3.884	3.802	3.708	3.601	3.338	2.988	2.508	1.906
WAL (yr)	3.73	3.26	2.85	2.50	2.19	1.68	1.28	0.97	0.74
MDUR (yr)	3.33	2.93	2.58	2.28	2.02	1.57	1.21	0.93	0.72
First Prin Pay	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03	09/19/03
Last Prin Pay	08/19/08	08/19/08	08/19/08	08/19/08	08/19/08	08/19/08	02/19/08	01/19/07	04/19/06

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

For purposes of this yield table, the initial Net WAC of the Group 2 Mortgage Loans is assumed to be equal to 4.532%.

HarborView Mortgage Pass-Through Certificates
Series 2003-2
Mortgage Loans
Preliminary Collateral Information
As of the Statistical Cut-off Date

TOTAL CURRENT BALANCE:	569,253,037					
TOTAL ORIGINAL BALANCE:	569,546,391					
NUMBER OF LOANS:	1,703					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$334,264.85		$21,221.92		$2,500,000.00	
AVG ORIGINAL AMOUNT:	$334,437.11		$21,250.00		$2,500,000.00	
WAVG GROSS COUPON:	4.863	%	2.125	%	10.375	%
WAVG GROSS MARGIN:	2.497	%	1.375	%	10.125	%
WAVG MAX INT RATE:	10.737	%	8.125	%	16.720	%
WAVG MIN INT RATE:	2.509	%	1.000	%	10.375	%
WAVG PERIODIC RATE CAP:	1.790	%	0.000	%	5.000	%
WAVG FIRST RATE CAP:	4.410	%	0.000	%	6.000	%
WAVG ORIGINAL LTV:	71.00	%	14.55	%	100.00	%
WAVG FICO SCORE:	729		550		832	
WAVG ORIGINAL TERM:	348	months	300	months	360	months
WAVG 06/01/03 REMAINING TERM:	346	months	292	months	360	months
WAVG 06/01/03 SEASONING:	2	months	0	months	10	months
WAVG 06/01/03 NEXT RATE RESET:	51	months	1	months	120	months
WAVG RATE ADJ FREQ:	8	months	1	months	12	months
WAVG FIRST RATE ADJ FREQ:	53	months	2	months	120	months
WAVG PREPAY TERM:	48	months	12	months	60	months
WAVG IO TERM:	117	months	60	months	120	months

TOP STATE CONC ($): 36.62 % California, 7.13 % Georgia, 6.61 % South Carolina
MAXIMUM ZIP CODE CONC ($): 3.22 % 29928

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

NOTE DATE:	Jul 23, 2002	Oct 12, 2003
FIRST PAY DATE:	Sep 01, 2002	Aug 01, 2003
PAID TO DATE:	Dec 01, 2002	Jul 01, 2003
RATE CHG DATE:	Jul 01, 2003	Jul 01, 2013
MATURE DATE:	Oct 01, 2027	Jul 01, 2033

ORIGINATOR:	**Number of Mortgage Loans**	**Principal Balance Outstanding as of Stat Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date**
HOMESTAR	471	112,440,299.00	19.75
COUNTRYWIDE	212	102,771,619.44	18.05
STATEN ISLAND MORTGAGE	416	92,826,275.13	16.31
MORTGAGE NETWORK	143	56,509,818.49	9.93
HSBC	106	50,216,837.28	8.82
VIRTUAL BANK	86	41,175,127.03	7.23
ELOAN	85	39,883,928.75	7.01
FIRST REPUBLIC	49	39,295,714.83	6.90
SIERRA PACIFIC	128	30,198,417.00	5.30
BOSTON SAFE	7	3,935,000.00	0.69
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
6 Mo LIBOR ARM 30 Yr	386	108,946,397.00	19.14
10/1 LIBOR ARM	212	102,771,619.44	18.05
5/1 LIBOR ARM	244	85,473,020.53	15.01
5/25 6 Mo LIBOR ARM	227	80,372,858.45	14.12
5/1 ARM	186	76,176,716.07	13.38
1 Month LIBOR	230	60,613,720.49	10.65
2/28 6 Mo LIBOR ARM	135	27,422,243.71	4.82
7/23 6 Mo LIBOR ARM	23	9,933,595.33	1.75
7/1 ARM	15	6,632,894.00	1.17
3/27 6 Mo LIBOR ARM	21	4,079,891.79	0.72
3/1 ARM	10	2,684,436.47	0.47
2/1 ARM	7	1,857,200.74	0.33
1 YR CMT	5	1,612,442.93	0.28
10/6 Mo LIBOR ARM	1	489,000.00	0.09
3/1 LIBOR ARM	1	187,000.00	0.03
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
6 MO LIBOR	793	231,243,986.28	40.62
1 YR LIBOR	457	188,431,639.97	33.10
1 YR CMT	223	88,963,690.21	15.63
1 MO LIBOR	230	60,613,720.49	10.65
Total	1,703	569,253,036.95	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
21,222 - 100,000	96	7,697,824.73	1.35
100,001 - 150,000	261	33,241,726.87	5.84
150,001 - 200,000	244	42,929,629.92	7.54
200,001 - 250,000	161	36,134,198.43	6.35
250,001 - 300,000	128	35,121,469.88	6.17
300,001 - 350,000	114	37,421,776.33	6.57
350,001 - 400,000	168	63,403,728.22	11.14
400,001 - 450,000	128	54,636,793.35	9.60
450,001 - 500,000	121	57,936,073.85	10.18
500,001 - 550,000	60	31,462,132.90	5.53
550,001 - 600,000	74	43,096,845.75	7.57
600,001 - 650,000	59	37,609,767.21	6.61
650,001 - 700,000	17	11,589,455.55	2.04
700,001 - 800,000	19	14,150,266.10	2.49
800,001 - 900,000	10	8,560,652.22	1.50
900,001 - 1,000,000	13	12,726,786.70	2.24
1,000,001 - 1,250,000	15	16,978,816.96	2.98
1,250,001 - 1,500,000	7	9,612,250.00	1.69
1,500,001 - 1,750,000	4	6,445,000.00	1.13
1,750,001 - 2,000,000	3	5,997,841.98	1.05
2,250,001 - 2,500,000	1	2,500,000.00	0.44
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2.125 - 2.500	1	355,600.00	0.06
2.501 - 3.000	5	1,319,700.00	0.23
3.001 - 3.500	226	66,250,533.00	11.64
3.501 - 4.000	338	86,797,322.24	15.25
4.001 - 4.500	80	52,632,966.01	9.25
4.501 - 5.000	339	118,314,147.70	20.78
5.001 - 5.500	289	116,482,870.12	20.46
5.501 - 6.000	209	79,355,272.82	13.94
6.001 - 6.500	68	19,239,714.17	3.38
6.501 - 7.000	44	9,097,432.05	1.60
7.001 - 7.500	43	8,964,902.27	1.57
7.501 - 8.000	30	5,279,259.01	0.93
8.001 - 8.500	21	3,888,469.51	0.68
8.501 - 9.000	7	1,051,567.99	0.18
9.501 - 10.000	1	80,657.77	0.01
10.001 - 10.375	2	142,622.29	0.03
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut -off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1.375 - 1.500	2	717,700.00	0.13
1.501 - 2.000	92	25,860,634.00	4.54
2.001 - 2.500	1,160	423,403,153.09	74.38
2.501 - 3.000	226	74,398,248.56	13.07
3.001 - 3.500	23	5,180,671.32	0.91
3.501 - 4.000	53	10,904,206.88	1.92
4.001 - 4.500	44	9,454,667.86	1.66
4.501 - 5.000	89	17,128,056.83	3.01
5.501 - 6.000	3	515,585.01	0.09
6.001 - 6.500	1	339,219.06	0.06
6.501 - 7.000	3	426,827.87	0.07
7.001 - 7.500	3	542,575.09	0.10
7.501 - 8.000	1	158,211.32	0.03
8.001 - 8.500	1	80,657.77	0.01
9.001 - 9.500	1	121,400.37	0.02
10.001 - 10.125	1	21,221.92	0.00
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
8.125 - 8.500	1	355,600.00	0.06
8.501 - 9.000	10	3,827,600.00	0.67
9.001 - 9.500	142	62,258,591.22	10.94
9.501 - 10.000	368	112,599,734.75	19.78
10.001 - 10.500	238	100,960,221.64	17.74
10.501 - 11.000	281	98,253,573.95	17.26
11.001 - 11.500	122	36,733,661.25	6.45
11.501 - 12.000	417	126,506,259.24	22.22
12.001 - 12.500	55	15,429,206.37	2.71
12.501 - 13.000	32	5,925,993.89	1.04
13.001 - 13.500	18	3,454,130.68	0.61
13.501 - 14.000	5	580,979.53	0.10
14.001 - 14.500	4	1,016,590.09	0.18
14.501 - 15.000	4	601,857.05	0.11
15.001 - 15.500	2	372,107.54	0.07
15.501 - 16.000	1	153,649.69	0.03
16.001 - 16.500	2	142,622.29	0.03
16.501 - 16.720	1	80,657.77	0.01
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

MIN INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1.000 - 1.000	5	729,479.44	0.13
1.001 - 1.500	5	1,062,031.67	0.19
1.501 - 2.000	198	76,077,471.28	13.36
2.001 - 2.500	1,041	367,191,618.56	64.50
2.501 - 3.000	219	73,539,051.90	12.92
3.001 - 3.500	24	5,299,531.61	0.93
3.501 - 4.000	51	10,587,581.83	1.86
4.001 - 4.500	44	9,454,667.86	1.66
4.501 - 5.000	91	17,946,149.78	3.15
5.001 - 5.500	8	2,904,978.20	0.51
5.501 - 6.000	3	2,150,697.68	0.38
6.001 - 6.500	1	257,728.42	0.05
6.501 - 7.000	1	170,000.00	0.03
7.001 - 7.500	3	684,804.07	0.12
7.501 - 8.000	2	114,918.28	0.02
8.001 - 8.500	2	372,107.54	0.07
8.501 - 9.000	2	486,938.77	0.09
9.501 - 10.000	1	80,657.77	0.01
10.001 - 10.375	2	142,622.29	0.03
Total	1,703	569,253,036.95	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0.000	340	100,543,948.49	17.66
1.000	451	110,387,790.91	19.39
2.000	905	354,386,297.55	62.25
5.000	7	3,935,000.00	0.69
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0.000	340	100,543,948.49	17.66
1.000	216	57,300,470.00	10.07
2.000	84	18,241,112.35	3.20
3.000	155	30,827,853.97	5.42
5.000	737	293,339,383.77	51.53
6.000	171	69,000,268.37	12.12
Total	1,703	569,253,036.95	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
300	413	115,302,487.49	20.26
360	1,290	453,950,549.46	79.74
Total	1,703	569,253,036.95	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	1,561	500,599,036.74	87.94
12	9	4,210,050.06	0.74
24	14	2,342,808.80	0.41
36	46	22,363,861.60	3.93
60	73	39,737,279.75	6.98
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
292	2	421,870.31	0.07
293	3	2,027,642.50	0.36
294	2	339,999.68	0.06
295	4	2,277,350.00	0.40
296	76	21,810,710.00	3.83
297	70	18,527,450.00	3.25
298	140	35,969,998.00	6.32
299	116	33,927,467.00	5.96
350	1	1,997,841.98	0.35
351	1	1,106,876.55	0.19
352	2	585,807.25	0.10
353	5	2,912,661.83	0.51
354	7	3,167,784.84	0.56
355	10	3,369,454.63	0.59
356	59	20,461,481.80	3.59
357	257	88,902,954.89	15.62
358	440	157,273,018.74	27.63
359	256	64,761,621.95	11.38
360	252	109,411,045.00	19.22
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1	230	60,613,720.49	10.65
6	793	231,243,986.28	40.62
12	680	277,395,330.18	48.73
Total	1,703	569,253,036.95	100.00

FIRST RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2	45	16,708,810.49	2.94
3	185	43,904,910.00	7.71
6	386	108,946,397.00	19.14
12	5	1,612,442.93	0.28
24	142	29,279,444.45	5.14
36	32	6,951,328.26	1.22
60	657	242,022,595.05	42.52
84	38	16,566,489.33	2.91
120	213	103,260,619.44	18.14
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1 - 3	324	92,790,988.49	16.30
4 - 6	292	76,769,129.00	13.49
7 - 9	5	1,612,442.93	0.28
19 - 21	23	4,511,538.51	0.79
22 - 24	119	24,767,905.94	4.35
31 - 33	8	1,599,609.97	0.28
34 - 36	24	5,351,718.29	0.94
49 - 51	2	3,104,718.53	0.55
52 - 54	11	5,191,551.86	0.91
55 - 57	186	62,385,360.79	10.96
58 - 60	458	171,340,963.87	30.10
76 - 78	1	649,900.00	0.11
79 - 81	3	1,400,391.83	0.25
82 - 84	34	14,516,197.50	2.55
115 - 117	50	23,669,099.44	4.16
118 - 120	163	79,591,520.00	13.98
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
07/01/03	129	35,448,120.49	6.23
08/01/03	100	32,005,628.00	5.62
09/01/03	95	25,337,240.00	4.45
10/01/03	154	39,220,524.00	6.89
11/01/03	138	37,548,605.00	6.60
03/01/04	5	1,612,442.93	0.28
01/01/05	2	416,262.12	0.07
02/01/05	9	1,874,982.69	0.33
02/14/05	1	60,197.95	0.01
03/01/05	11	2,160,095.75	0.38
04/01/05	56	12,729,083.98	2.24
05/01/05	63	12,038,821.96	2.11
02/01/06	3	566,181.19	0.10
03/01/06	5	1,033,428.78	0.18
04/01/06	12	3,099,978.29	0.54
05/01/06	10	1,472,540.00	0.26
06/01/06	2	779,200.00	0.14
08/01/07	1	1,997,841.98	0.35
09/01/07	1	1,106,876.55	0.19
10/01/07	2	585,807.25	0.10
11/01/07	5	2,912,661.83	0.51
12/01/07	4	1,693,082.78	0.30
01/01/08	9	3,520,266.15	0.62
02/01/08	16	5,082,785.10	0.89
03/01/08	161	53,782,309.54	9.45
04/01/08	124	39,738,640.88	6.98
05/01/08	108	33,841,721.99	5.94
06/01/08	164	54,971,367.00	9.66
07/01/08	62	42,789,234.00	7.52
12/01/09	1	649,900.00	0.11
02/01/10	2	1,014,141.83	0.18
03/01/10	1	386,250.00	0.07
04/01/10	6	2,457,453.50	0.43
05/01/10	5	1,676,500.00	0.29
06/01/10	11	4,840,550.00	0.85
07/01/10	12	5,541,694.00	0.97
02/01/13	5	2,476,786.55	0.44
03/01/13	45	21,192,312.89	3.72

(Continued)

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
04/01/13	161	78,731,045.00	13.83
05/01/13	1	371,475.00	0.07
07/01/13	1	489,000.00	0.09
Total	1,703	569,253,036.95	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
14.55 - 15.00	1	160,000.00	0.03
15.01 - 20.00	3	3,136,497.96	0.55
20.01 - 25.00	3	1,133,883.32	0.20
25.01 - 30.00	8	3,544,633.44	0.62
30.01 - 35.00	16	7,927,452.06	1.39
35.01 - 40.00	19	8,109,349.01	1.42
40.01 - 45.00	25	12,204,242.58	2.14
45.01 - 50.00	49	21,801,010.75	3.83
50.01 - 55.00	31	14,531,012.67	2.55
55.01 - 60.00	77	35,065,174.24	6.16
60.01 - 65.00	120	55,584,348.41	9.76
65.01 - 70.00	143	58,163,421.11	10.22
70.01 - 75.00	168	64,396,070.58	11.31
75.01 - 80.00	795	232,603,637.91	40.86
80.01 - 85.00	31	7,403,256.66	1.30
85.01 - 90.00	106	21,739,985.67	3.82
90.01 - 95.00	97	19,548,867.26	3.43
95.01 - 100.00	11	2,200,193.32	0.39
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut -off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Not Available	5	2,653,483.97	0.47
550 - 620	9	2,328,863.31	0.41
621 - 640	38	10,965,493.11	1.93
641 - 660	94	26,097,332.12	4.58
661 - 680	203	58,046,048.44	10.20
681 - 700	236	70,153,762.58	12.32
701 - 720	235	76,646,769.85	13.46
721 - 740	219	74,276,523.83	13.05
741 - 760	230	81,086,783.48	14.24
761 - 780	238	89,023,553.34	15.64
781 - 800	153	55,605,460.57	9.77
801 - 820	39	20,628,962.35	3.62
821 - 832	4	1,740,000.00	0.31
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

IO TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	844	276,271,096.35	48.53
60	51	14,664,270.00	2.58
120	808	278,317,670.60	48.89
Total	1,703	569,253,036.95	100.00

LOAN PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Cash Out Refinance	601	201,350,669.37	35.37
Purchase	616	184,910,887.10	32.48
Rate/Term Refinance	486	182,991,480.48	32.15
Total	1,703	569,253,036.95	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Primary	1,481	513,432,587.41	90.19
Investor	171	33,419,221.48	5.87
Second Home	51	22,401,228.06	3.94
Total	1,703	569,253,036.95	100.00

ORIGINATOR DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Full Documentation	1,101	365,420,708.79	64.19
Reduced Documentation	126	61,253,924.09	10.76
Stated Documentation	213	58,351,167.94	10.25
No Ratio	82	28,443,326.42	5.00
No Documentation	117	27,324,421.21	4.80
Alternative Documentation	34	15,977,177.70	2.81
Streamline Documentation	25	11,902,891.86	2.09
Limited Documentation	5	579,418.94	0.10
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Single Family	1,078	371,622,729.00	65.28
PUD	387	130,186,684.78	22.87
Condominium	151	43,545,754.12	7.65
2 Units	82	21,194,369.05	3.72
Cooperative	5	2,703,500.00	0.47
Total	1,703	569,253,036.95	100.00

PREPAY:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
No Prepayment Penalty	1,557	497,849,436.74	87.46
Has Prepayment Penalty	146	71,403,600.21	12.54
Total	1,703	569,253,036.95	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
California	454	208,487,082.71	36.62
Georgia	171	40,564,716.35	7.13
South Carolina	108	37,637,197.49	6.61
Massachusetts	73	33,005,868.48	5.80
Illinois	100	28,057,053.67	4.93
Florida	79	22,673,518.37	3.98
New Jersey	67	19,995,158.98	3.51
Ohio	89	18,644,195.75	3.28
All Others (34) + DC	562	160,188,245.15	28.14
Total	1,703	569,253,036.95	100.00

As a result of scheduled and unscheduled principal payments and the contribution of additional mortgage loans as described below, on the Closing Date the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[651,613,470], subject to an increase or decrease of up to 10%.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

HarborView Mortgage Pass-Through Certificates
Series 2003-2
Group 1 Adjustable Rate Mortgage Loans
Preliminary Collateral Information
As of the Statistical Cut-off Date

TOTAL CURRENT BALANCE:	207,403,333					
TOTAL ORIGINAL BALANCE:	207,445,131					
NUMBER OF LOANS:	795					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$260,884.70		$21,221.92		$1,495,000.00	
AVG ORIGINAL AMOUNT:	$260,937.27		$21,250.00		$1,495,000.00	
WAVG GROSS COUPON:	4.283	%	2.125	%	10.375	%
WAVG GROSS MARGIN:	2.658	%	1.375	%	10.125	%
WAVG MAX INT RATE:	11.335	%	8.125	%	16.720	%
WAVG MIN INT RATE:	2.665	%	1.000	%	10.375	%
WAVG PERIODIC RATE CAP:	1.177	%	0.000	%	2.000	%
WAVG FIRST RATE CAP:	1.776	%	0.000	%	6.000	%
WAVG ORIGINAL LTV:	75.51	%	18.40	%	100.00	%
WAVG FICO SCORE:	717		589		810	
WAVG ORIGINAL TERM:	327	months	300	months	360	months
WAVG 06/01/03 REMAINING TERM:	324	months	292	months	360	months
WAVG 06/01/03 SEASONING:	2	months	0	months	8	months
WAVG 06/01/03 NEXT RATE RESET:	7	months	1	months	36	months
WAVG RATE ADJ FREQ:	5	months	1	months	12	months
WAVG FIRST RATE ADJ FREQ:	9	months	2	months	36	months
WAVG PREPAY TERM:	29	months	12	months	60	months
WAVG IO TERM:	120	months	120	months	120	months

TOP STATE CONC ($): 18.31 % Georgia, 17.93 % South Carolina, 8.02 % Ohio
MAXIMUM ZIP CODE CONC ($): 8.64 % 29928

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

NOTE DATE:	Aug 28, 2002	Apr 30, 2003
FIRST PAY DATE:	Nov 01, 2002	Jul 01, 2003
PAID TO DATE:	Dec 01, 2002	Jun 01, 2003
RATE CHG DATE:	Jul 01, 2003	Jun 01, 2006
MATURE DATE:	Oct 01, 2027	Jun 01, 2033

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
HOMESTAR	471	112,440,299.00	54.21
MORTGAGE NETWORK	143	56,509,818.49	27.25
STATEN ISLAND MORTGAGE	173	35,875,414.89	17.30
ELOAN	8	2,577,800.75	1.24
Total	795	207,403,333.13	100.00

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
6 Mo LIBOR ARM 30 Yr	386	108,946,397.00	52.53
1 Month LIBOR	230	60,613,720.49	29.23
2/28 6 Mo LIBOR ARM	135	27,422,243.71	13.22
3/27 6 Mo LIBOR ARM	21	4,079,891.79	1.97
3/1 ARM	10	2,684,436.47	1.29
2/1 ARM	7	1,857,200.74	0.90
1 YR CMT	5	1,612,442.93	0.78
3/1 LIBOR ARM	1	187,000.00	0.09
Total	795	207,403,333.13	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
6 MO LIBOR	542	140,448,532.50	67.72
1 MO LIBOR	230	60,613,720.49	29.23
1 YR CMT	22	6,154,080.14	2.97
1 YR LIBOR	1	187,000.00	0.09
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
21,222 - 100,000	58	4,617,145.94	2.23
100,001 - 150,000	183	23,321,175.60	11.24
150,001 - 200,000	162	28,411,878.94	13.70
200,001 - 250,000	107	23,908,534.52	11.53
250,001 - 300,000	59	16,203,439.29	7.81
300,001 - 350,000	54	17,720,451.82	8.54
350,001 - 400,000	49	18,260,465.70	8.80
400,001 - 450,000	28	11,954,547.68	5.76
450,001 - 500,000	24	11,485,324.16	5.54
500,001 - 550,000	14	7,371,233.26	3.55
550,001 - 600,000	18	10,474,330.67	5.05
600,001 - 650,000	5	3,200,300.00	1.54
650,001 - 700,000	11	7,492,055.55	3.61
700,001 - 800,000	7	5,187,800.00	2.50
800,001 - 900,000	3	2,528,500.00	1.22
900,001 - 1,000,000	3	2,974,900.00	1.43
1,000,001 - 1,250,000	6	6,779,000.00	3.27
1,250,001 - 1,495,000	4	5,512,250.00	2.66
Total	795	207,403,333.13	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2.125 - 2.500	1	355,600.00	0.17
2.501 - 3.000	5	1,319,700.00	0.64
3.001 - 3.500	226	66,250,533.00	31.94
3.501 - 4.000	332	83,775,822.24	40.39
4.001 - 4.500	3	651,000.00	0.31
4.501 - 5.000	58	18,559,292.99	8.95
5.001 - 5.500	13	3,784,209.61	1.82
5.501 - 6.000	11	2,444,233.73	1.18
6.001 - 6.500	31	7,246,378.47	3.49
6.501 - 7.000	31	6,838,196.66	3.30
7.001 - 7.500	33	6,833,565.27	3.29
7.501 - 8.000	24	4,438,846.18	2.14
8.001 - 8.500	18	3,667,106.93	1.77
8.501 - 9.000	6	1,015,567.99	0.49
9.501 - 10.000	1	80,657.77	0.04
10.001 - 10.375	2	142,622.29	0.07
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1.375 - 1.500	2	717,700.00	0.35
1.501 - 2.000	92	25,860,634.00	12.47
2.001 - 2.500	458	121,048,926.04	58.36
2.501 - 3.000	84	27,100,290.64	13.07
3.001 - 3.500	11	1,906,893.86	0.92
3.501 - 4.000	29	6,771,191.67	3.26
4.001 - 4.500	34	7,669,268.62	3.70
4.501 - 5.000	71	14,122,729.89	6.81
5.501 - 6.000	3	515,585.01	0.25
6.001 - 6.500	1	339,219.06	0.16
6.501 - 7.000	3	426,827.87	0.21
7.001 - 7.500	3	542,575.09	0.26
7.501 - 8.000	1	158,211.32	0.08
8.001 - 8.500	1	80,657.77	0.04
9.001 - 9.500	1	121,400.37	0.06
10.001 - 10.125	1	21,221.92	0.01
Total	795	207,403,333.13	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
8.125 - 8.500	1	355,600.00	0.17
8.501 - 9.000	4	806,100.00	0.39
9.001 - 9.500	82	19,238,818.00	9.28
9.501 - 10.000	138	30,918,188.75	14.91
10.001 - 10.500	4	689,950.00	0.33
10.501 - 11.000	66	20,055,265.06	9.67
11.001 - 11.500	39	9,145,296.51	4.41
11.501 - 12.000	372	107,942,134.94	52.04
12.001 - 12.500	32	7,502,316.75	3.62
12.501 - 13.000	23	4,542,199.77	2.19
13.001 - 13.500	16	3,294,999.39	1.59
13.501 - 14.000	4	544,979.53	0.26
14.001 - 14.500	4	1,016,590.09	0.49
14.501 - 15.000	4	601,857.05	0.29
15.001 - 15.500	2	372,107.54	0.18
15.501 - 16.000	1	153,649.69	0.07
16.001 - 16.500	2	142,622.29	0.07
16.501 - 16.720	1	80,657.77	0.04
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

MIN INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1.000 - 1.000	1	153,649.69	0.07
1.001 - 1.500	3	897,525.05	0.43
1.501 - 2.000	92	25,860,634.00	12.47
2.001 - 2.500	458	121,048,926.04	58.36
2.501 - 3.000	83	26,981,430.35	13.01
3.001 - 3.500	12	2,025,754.15	0.98
3.501 - 4.000	27	6,454,566.62	3.11
4.001 - 4.500	34	7,669,268.62	3.70
4.501 - 5.000	71	14,122,729.89	6.81
5.001 - 5.500	1	136,800.00	0.07
6.501 - 7.000	1	170,000.00	0.08
7.001 - 7.500	3	684,804.07	0.33
7.501 - 8.000	2	114,918.28	0.06
8.001 - 8.500	2	372,107.54	0.18
8.501 - 9.000	2	486,938.77	0.23
9.501 - 10.000	1	80,657.77	0.04
10.001 - 10.375	2	142,622.29	0.07
Total	795	207,403,333.13	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0.000	340	100,543,948.49	48.48
1.000	370	87,914,049.95	42.39
2.000	85	18,945,334.69	9.13
Total	795	207,403,333.13	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0.000	340	100,543,948.49	48.48
1.000	216	57,300,470.00	27.63
2.000	84	18,241,112.35	8.79
3.000	154	30,639,246.74	14.77
6.000	1	678,555.55	0.33
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
300	413	115,302,487.49	55.59
360	382	92,100,845.64	44.41
Total	795	207,403,333.13	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	770	203,369,809.36	98.06
12	2	275,050.06	0.13
24	13	2,154,201.57	1.04
36	9	1,424,451.33	0.69
60	1	179,820.81	0.09
Total	795	207,403,333.13	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
292	2	421,870.31	0.20
293	3	2,027,642.50	0.98
294	2	339,999.68	0.16
295	4	2,277,350.00	1.10
296	76	21,810,710.00	10.52
297	70	18,527,450.00	8.93
298	140	35,969,998.00	17.34
299	116	33,927,467.00	16.36
355	2	416,262.12	0.20
356	38	12,261,164.83	5.91
357	50	13,542,082.46	6.53
358	148	36,230,211.27	17.47
359	142	28,871,924.96	13.92
360	2	779,200.00	0.38
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1	230	60,613,720.49	29.23
6	542	140,448,532.50	67.72
12	23	6,341,080.14	3.06
Total	795	207,403,333.13	100.00

FIRST RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2	45	16,708,810.49	8.06
3	185	43,904,910.00	21.17
6	386	108,946,397.00	52.53
12	5	1,612,442.93	0.78
24	142	29,279,444.45	14.12
36	32	6,951,328.26	3.35
Total	795	207,403,333.13	100.00

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1 - 3	324	92,790,988.49	44.74
4 - 6	292	76,769,129.00	37.01
7 - 9	5	1,612,442.93	0.78
19 - 21	23	4,511,538.51	2.18
22 - 24	119	24,767,905.94	11.94
31 - 33	8	1,599,609.97	0.77
34 - 36	24	5,351,718.29	2.58
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
07/01/03	129	35,448,120.49	17.09
08/01/03	100	32,005,628.00	15.43
09/01/03	95	25,337,240.00	12.22
10/01/03	154	39,220,524.00	18.91
11/01/03	138	37,548,605.00	18.10
03/01/04	5	1,612,442.93	0.78
01/01/05	2	416,262.12	0.20
02/01/05	9	1,874,982.69	0.90
02/14/05	1	60,197.95	0.03
03/01/05	11	2,160,095.75	1.04
04/01/05	56	12,729,083.98	6.14
05/01/05	63	12,038,821.96	5.80
02/01/06	3	566,181.19	0.27
03/01/06	5	1,033,428.78	0.50
04/01/06	12	3,099,978.29	1.49
05/01/06	10	1,472,540.00	0.71
06/01/06	2	779,200.00	0.38
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
18.40 - 20.00	1	975,000.00	0.47
20.01 - 25.00	1	800,000.00	0.39
25.01 - 30.00	1	414,800.00	0.20
30.01 - 35.00	5	1,232,000.00	0.59
35.01 - 40.00	4	1,546,953.77	0.75
40.01 - 45.00	7	3,200,800.00	1.54
45.01 - 50.00	16	3,406,250.00	1.64
50.01 - 55.00	5	1,433,359.06	0.69
55.01 - 60.00	16	8,756,855.84	4.22
60.01 - 65.00	45	18,573,440.00	8.96
65.01 - 70.00	42	14,080,595.03	6.79
70.01 - 75.00	69	21,345,936.24	10.29
75.01 - 80.00	405	94,032,626.53	45.34
80.01 - 85.00	23	5,666,634.97	2.73
85.01 - 90.00	70	14,718,242.68	7.10
90.01 - 95.00	75	15,644,645.69	7.54
95.01 - 100.00	10	1,575,193.32	0.76
Total	795	207,403,333.13	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
<= 0	2	810,400.00	0.39
589 - 620	6	1,253,237.43	0.60
621 - 640	19	4,204,303.28	2.03
641 - 660	55	13,080,570.93	6.31
661 - 680	117	28,409,182.17	13.70
681 - 700	129	31,520,241.25	15.20
701 - 720	111	30,594,232.46	14.75
721 - 740	114	30,753,258.07	14.83
741 - 760	98	26,850,101.81	12.95
761 - 780	80	22,380,708.21	10.79
781 - 800	55	14,237,097.52	6.86
801 - 810	9	3,310,000.00	1.60
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

IO TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	179	37,843,215.64	18.25
120	616	169,560,117.49	81.75
Total	795	207,403,333.13	100.00

LOAN PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Cash Out Refinance	314	85,575,129.41	41.26
Purchase	312	76,808,967.62	37.03
Rate/Term Refinance	169	45,019,236.10	21.71
Total	795	207,403,333.13	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Primary	677	179,183,262.02	86.39
Investor	92	17,697,046.11	8.53
Second Home	26	10,523,025.00	5.07
Total	795	207,403,333.13	100.00

ORIGINATOR DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Full Documentation	609	162,353,061.35	78.28
No Ratio	51	17,964,218.02	8.66
Stated Documentation	81	17,225,801.42	8.31
No Documentation	49	9,280,833.40	4.47
Limited Documentation	5	579,418.94	0.28
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Single Family	502	133,092,337.92	64.17
PUD	198	53,357,040.61	25.73
Condominium	55	11,987,624.78	5.78
2 Units	40	8,966,329.82	4.32
Total	795	207,403,333.13	100.00

PREPAY:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
No Prepayment Penalty	770	203,369,809.36	98.06
Has Prepayment Penalty	25	4,033,523.77	1.94
Total	795	207,403,333.13	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Georgia	163	37,973,739.00	18.31
South Carolina	107	37,193,197.49	17.93
Ohio	85	16,630,209.73	8.02
Florida	50	14,172,623.44	6.83
Massachusetts	23	12,144,065.95	5.86
Illinois	39	10,516,790.13	5.07
Colorado	37	9,162,928.91	4.42
Maryland	29	8,524,148.18	4.11
New Jersey	30	7,758,553.10	3.74
North Carolina	30	7,364,505.61	3.55
Tennessee	26	6,433,910.00	3.10
All Others (27) + DC	176	39,528,661.59	19.06
Total	795	207,403,333.13	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 1 Mortgage Loans will be approximately $[200,198,182] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

HarborView Mortgage Pass-Through Certificates
Series 2003-2
Group 2 Adjustable Rate Mortgage Loans
Preliminary Collateral Information
As of the Statistical Cut-off Date

TOTAL CURRENT BALANCE:	258,589,084					
TOTAL ORIGINAL BALANCE:	258,791,905					
NUMBER OF LOANS:	695					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$372,070.63		$36,000.00		$2,500,000.00	
AVG ORIGINAL AMOUNT:	$372,362.45		$36,000.00		$2,500,000.00	
WAVG GROSS COUPON:	5.074	%	3.750	%	8.625	%
WAVG GROSS MARGIN:	2.454	%	2.250	%	5.000	%
WAVG MAX INT RATE:	10.349	%	8.750	%	13.630	%
WAVG MIN INT RATE:	2.476	%	1.000	%	6.125	%
WAVG PERIODIC RATE CAP:	1.959	%	1.000	%	5.000	%
WAVG FIRST RATE CAP:	5.261	%	3.000	%	6.000	%
WAVG ORIGINAL LTV:	67.70	%	14.55	%	98.19	%
WAVG FICO SCORE:	735		550		832	
WAVG ORIGINAL TERM:	360	months	360	months	360	months
WAVG 06/01/03 REMAINING TERM:	358	months	350	months	360	months
WAVG 06/01/03 SEASONING:	2	months	0	months	10	months
WAVG 06/01/03 NEXT RATE RESET:	60	months	50	months	84	months
WAVG RATE ADJ FREQ:	10	months	6	months	12	months
WAVG FIRST RATE ADJ FREQ:	62	months	60	months	84	months
WAVG PREPAY TERM:	49	months	12	months	60	months
WAVG IO TERM:	110	months	60	months	120	months

TOP STATE CONC ($): 52.17 % California, 7.08 % Massachusetts, 5.69 % Illinois
MAXIMUM ZIP CODE CONC ($): 1.60 % 94118

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

NOTE DATE:	Jul 23, 2002	Oct 12, 2003
FIRST PAY DATE:	Sep 01, 2002	Aug 01, 2003
PAID TO DATE:	Mar 01, 2003	Jul 01, 2003
RATE CHG DATE:	Aug 01, 2007	Jul 01, 2010
MATURE DATE:	Aug 01, 2032	Jul 01, 2033

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
STATEN ISLAND MORTGAGE	243	56,950,860.24	22.02
HSBC	106	50,216,837.28	19.42
VIRTUAL BANK	86	41,175,127.03	15.92
FIRST REPUBLIC	49	39,295,714.83	15.20
ELOAN	76	36,817,128.00	14.24
SIERRA PACIFIC	128	30,198,417.00	11.68
BOSTON SAFE	7	3,935,000.00	1.52
Total	695	258,589,084.38	100.00

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
5/1 LIBOR ARM	244	85,473,020.53	33.05
5/25 6 Mo LIBOR ARM	227	80,372,858.45	31.08
5/1 ARM	186	76,176,716.07	29.46
7/23 6 Mo LIBOR ARM	23	9,933,595.33	3.84
7/1 ARM	15	6,632,894.00	2.57
Total	695	258,589,084.38	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
6 MO LIBOR	250	90,306,453.78	34.92
1 YR LIBOR	244	85,473,020.53	33.05
1 YR CMT	201	82,809,610.07	32.02
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
36,000 - 100,000	38	3,080,678.79	1.19
100,001 - 150,000	78	9,920,551.27	3.84
150,001 - 200,000	82	14,517,750.98	5.61
200,001 - 250,000	54	12,225,663.91	4.73
250,001 - 300,000	69	18,918,030.59	7.32
300,001 - 350,000	45	14,618,863.25	5.65
350,001 - 400,000	68	25,808,557.95	9.98
400,001 - 450,000	58	24,731,006.75	9.56
450,001 - 500,000	60	28,841,149.23	11.15
500,001 - 550,000	30	15,709,144.28	6.07
550,001 - 600,000	38	22,171,041.95	8.57
600,001 - 650,000	33	21,039,207.77	8.14
650,001 - 700,000	5	3,397,400.00	1.31
700,001 - 800,000	9	6,771,492.02	2.62
800,001 - 900,000	2	1,773,000.00	0.69
900,001 - 1,000,000	7	6,837,886.70	2.64
1,000,001 - 1,250,000	8	9,184,816.96	3.55
1,250,001 - 1,500,000	3	4,100,000.00	1.59
1,500,001 - 1,750,000	4	6,445,000.00	2.49
1,750,001 - 2,000,000	3	5,997,841.98	2.32
2,250,001 - 2,500,000	1	2,500,000.00	0.97
Total	695	258,589,084.38	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
3.750 - 4.000	6	3,021,500.00	1.17
4.001 - 4.500	77	51,981,966.01	20.10
4.501 - 5.000	260	90,394,226.15	34.96
5.001 - 5.500	173	62,474,757.95	24.16
5.501 - 6.000	116	36,482,689.17	14.11
6.001 - 6.500	30	8,745,597.30	3.38
6.501 - 7.000	13	2,259,235.39	0.87
7.001 - 7.500	10	2,131,337.00	0.82
7.501 - 8.000	6	840,412.83	0.32
8.001 - 8.500	3	221,362.58	0.09
8.501 - 8.625	1	36,000.00	0.01
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2.250 - 2.500	502	205,675,257.61	79.54
2.501 - 3.000	129	40,716,307.92	15.75
3.001 - 3.500	12	3,273,777.46	1.27
3.501 - 4.000	24	4,133,015.21	1.60
4.001 - 4.500	10	1,785,399.24	0.69
4.501 - 5.000	18	3,005,326.94	1.16
Total	695	258,589,084.38	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
8.750 - 9.000	6	3,021,500.00	1.17
9.001 - 9.500	60	43,019,773.22	16.64
9.501 - 10.000	210	72,809,917.44	28.16
10.001 - 10.500	131	50,046,369.08	19.35
10.501 - 11.000	132	37,280,958.97	14.42
11.001 - 11.500	76	24,340,626.34	9.41
11.501 - 12.000	45	18,564,124.30	7.18
12.001 - 12.500	23	7,926,889.62	3.07
12.501 - 13.000	9	1,383,794.12	0.54
13.001 - 13.500	2	159,131.29	0.06
13.501 - 13.630	1	36,000.00	0.01
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

MIN INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1.000 - 1.000	4	575,829.75	0.22
1.001 - 1.500	2	164,506.62	0.06
1.501 - 2.000	106	50,216,837.28	19.42
2.001 - 2.500	383	149,463,723.08	57.80
2.501 - 3.000	123	39,975,971.55	15.46
3.001 - 3.500	12	3,273,777.46	1.27
3.501 - 4.000	24	4,133,015.21	1.60
4.001 - 4.500	10	1,785,399.24	0.69
4.501 - 5.000	20	3,823,419.89	1.48
5.001 - 5.500	7	2,768,178.20	1.07
5.501 - 6.000	3	2,150,697.68	0.83
6.001 - 6.125	1	257,728.42	0.10
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1.000	81	22,473,740.96	8.69
2.000	607	232,180,343.42	89.79
5.000	7	3,935,000.00	1.52
Total	695	258,589,084.38	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
3.000	1	188,607.23	0.07
5.000	525	190,567,764.33	73.70
6.000	169	67,832,712.82	26.23
Total	695	258,589,084.38	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
360	695	258,589,084.38	100.00
Total	695	258,589,084.38	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	578	193,968,607.94	75.01
12	7	3,935,000.00	1.52
24	1	188,607.23	0.07
36	37	20,939,410.27	8.10
60	72	39,557,458.94	15.30
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
350	1	1,997,841.98	0.77
351	1	1,106,876.55	0.43
352	2	585,807.25	0.23
353	5	2,912,661.83	1.13
354	7	3,167,784.84	1.23
355	8	2,953,192.51	1.14
356	16	5,723,530.42	2.21
357	162	54,168,559.54	20.95
358	131	42,311,762.47	16.36
359	113	35,518,221.99	13.74
360	249	108,142,845.00	41.82
Total	695	258,589,084.38	100.00

RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
6	250	90,306,453.78	34.92
12	445	168,282,630.60	65.08
Total	695	258,589,084.38	100.00

FIRST RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
60	657	242,022,595.05	93.59
84	38	16,566,489.33	6.41
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
50 - 51	2	3,104,718.53	1.20
52 - 54	11	5,191,551.86	2.01
55 - 57	186	62,385,360.79	24.13
58 - 60	458	171,340,963.87	66.26
76 - 78	1	649,900.00	0.25
79 - 81	3	1,400,391.83	0.54
82 - 84	34	14,516,197.50	5.61
Total	695	258,589,084.38	100.00

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
08/01/07	1	1,997,841.98	0.77
09/01/07	1	1,106,876.55	0.43
10/01/07	2	585,807.25	0.23
11/01/07	5	2,912,661.83	1.13
12/01/07	4	1,693,082.78	0.65
01/01/08	9	3,520,266.15	1.36
02/01/08	16	5,082,785.10	1.97
03/01/08	161	53,782,309.54	20.80
04/01/08	124	39,738,640.88	15.37
05/01/08	108	33,841,721.99	13.09
06/01/08	164	54,971,367.00	21.26
07/01/08	62	42,789,234.00	16.55
12/01/09	1	649,900.00	0.25
02/01/10	2	1,014,141.83	0.39
03/01/10	1	386,250.00	0.15
04/01/10	6	2,457,453.50	0.95
05/01/10	5	1,676,500.00	0.65
06/01/10	11	4,840,550.00	1.87
07/01/10	12	5,541,694.00	2.14
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
14.55 - 15.00	1	160,000.00	0.06
15.01 - 20.00	2	2,161,497.96	0.84
20.01 - 25.00	2	333,883.32	0.13
25.01 - 30.00	5	2,140,834.19	0.83
30.01 - 35.00	11	6,695,452.06	2.59
35.01 - 40.00	12	4,606,897.70	1.78
40.01 - 45.00	13	6,633,490.58	2.57
45.01 - 50.00	27	16,013,360.75	6.19
50.01 - 55.00	18	9,203,340.06	3.56
55.01 - 60.00	47	19,186,542.91	7.42
60.01 - 65.00	58	27,098,708.64	10.48
65.01 - 70.00	71	29,670,734.80	11.47
70.01 - 75.00	76	31,209,902.40	12.07
75.01 - 80.00	288	91,409,852.76	35.35
80.01 - 85.00	8	1,736,621.69	0.67
85.01 - 90.00	34	6,140,742.99	2.37
90.01 - 95.00	21	3,562,221.57	1.38
95.01 - 98.19	1	625,000.00	0.24
Total	695	258,589,084.38	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
<= 0	3	1,843,083.97	0.71
550 - 620	3	1,075,625.88	0.42
621 - 640	14	4,326,962.08	1.67
641 - 660	30	8,351,701.85	3.23
661 - 680	76	24,787,289.27	9.59
681 - 700	86	28,787,022.25	11.13
701 - 720	92	30,169,306.30	11.67
721 - 740	73	28,634,880.16	11.07
741 - 760	96	36,585,665.02	14.15
761 - 780	114	45,133,030.49	17.45
781 - 800	84	34,545,413.05	13.36
801 - 820	21	13,102,104.06	5.07
821 - 832	3	1,247,000.00	0.48
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

IO TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	529	173,674,558.19	67.16
60	51	14,664,270.00	5.67
120	115	70,250,256.19	27.17
Total	695	258,589,084.38	100.00

LOAN PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Cash Out Refinance	257	101,013,160.70	39.06
Rate/Term Refinance	214	87,506,004.59	33.84
Purchase	224	70,069,919.09	27.10
Total	695	258,589,084.38	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Primary	598	234,077,208.72	90.52
Investor	78	15,322,536.97	5.93
Second Home	19	9,189,338.69	3.55
Total	695	258,589,084.38	100.00

ORIGINATOR DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Full Documentation	458	185,719,721.65	71.82
Stated Documentation	132	41,125,366.52	15.90
No Documentation	68	18,043,587.81	6.98
No Ratio	31	10,479,108.40	4.05
Streamline Documentation	6	3,221,300.00	1.25
Total	695	258,589,084.38	100.00

As of the Cut -off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut -off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Single Family	455	178,815,735.22	69.15
PUD	118	43,336,183.77	16.76
Condominium	77	22,804,979.08	8.82
2 Units	40	10,928,686.31	4.23
Cooperative	5	2,703,500.00	1.05
Total	695	258,589,084.38	100.00

PREPAY:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
No Prepayment Penalty	574	191,219,007.94	73.95
Has Prepayment Penalty	121	67,370,076.44	26.05
Total	695	258,589,084.38	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
California	296	134,905,108.48	52.17
Massachusetts	44	18,320,975.53	7.08
Illinois	55	14,722,635.62	5.69
Washington	39	10,609,973.10	4.10
Arizona	38	10,252,907.54	3.96
New Jersey	30	9,047,350.03	3.50
Florida	29	8,500,894.93	3.29
All Others (26)	164	52,229,239.15	20.20
Total	695	258,589,084.38	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 2 Mortgage Loans will be approximately $[360,337,539] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc., First Republic Bank and Boston Safe Deposit and Trust Company.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

HarborView Mortgage Pass-Through Certificates
Series 2003-2
Group 3 Adjustable Rate Mortgage Loans
Preliminary Collateral Information
As of the Statistical Cut-off Date

TOTAL CURRENT BALANCE:	103,260,619					
TOTAL ORIGINAL BALANCE:	103,309,355					
NUMBER OF LOANS:	213					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$484,791.64		$322,701.00		$1,015,000.00	
AVG ORIGINAL AMOUNT:	$485,020.45		$322,701.00		$1,015,000.00	
WAVG GROSS COUPON:	5.501	%	4.625	%	6.500	%
WAVG GROSS MARGIN:	2.282	%	2.250	%	2.750	%
WAVG MAX INT RATE:	10.506	%	9.875	%	11.500	%
WAVG MIN INT RATE:	2.282	%	2.250	%	2.750	%
WAVG PERIODIC RATE CAP:	2.000	%	2.000	%	2.000	%
WAVG FIRST RATE CAP:	5.005	%	5.000	%	6.000	%
WAVG ORIGINAL LTV:	70.19	%	26.21	%	95.00	%
WAVG FICO SCORE:	735		624		822	
WAVG ORIGINAL TERM:	360	months	360	months	360	months
WAVG 06/01/03 REMAINING TERM:	358	months	356	months	360	months
WAVG 06/01/03 SEASONING:	2	months	0	months	4	months
WAVG 06/01/03 NEXT RATE RESET:	118	months	116	months	120	months
WAVG RATE ADJ FREQ:	12	months	6	months	12	months
WAVG FIRST RATE ADJ FREQ:	120	months	120	months	120	months
WAVG PREPAY TERM:	0	months	0	months	0	months
WAVG IO TERM:	120	months	120	months	120	months

TOP STATE CONC ($): 66.68 % California, 5.94 % Virginia, 3.12 % Texas

MAXIMUM ZIP CODE CONC ($): 2.02 % 92024

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

NOTE DATE:	Jan 13, 2003	Apr 01, 2003
FIRST PAY DATE:	Mar 01, 2003	Aug 01, 2003
PAID TO DATE:	Apr 01, 2003	Jul 01, 2003
RATE CHG DATE:	Feb 01, 2013	Jul 01, 2013
MATURE DATE:	Feb 01, 2033	Jul 01, 2033

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
COUNTRYWIDE	212	102,771,619.44	99.53
ELOAN	1	489,000.00	0.47
Total	213	103,260,619.44	100.00

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
10/1 LIBOR ARM	212	102,771,619.44	99.53
10/6 Mo LIBOR ARM	1	489,000.00	0.47
Total	213	103,260,619.44	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1 YR LIBOR	212	102,771,619.44	99.53
6 MO LIBOR	1	489,000.00	0.47
Total	213	103,260,619.44	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
322,701 - 350,000	15	5,082,461.26	4.92
350,001 - 400,000	51	19,334,704.57	18.72
400,001 - 450,000	42	17,951,238.92	17.38
450,001 - 500,000	37	17,609,600.46	17.05
500,001 - 550,000	16	8,381,755.36	8.12
550,001 - 600,000	18	10,451,473.13	10.12
600,001 - 650,000	21	13,370,259.44	12.95
650,001 - 700,000	1	700,000.00	0.68
700,001 - 800,000	3	2,190,974.08	2.12
800,001 - 900,000	5	4,259,152.22	4.12
900,001 - 1,000,000	3	2,914,000.00	2.82
1,000,001 - 1,015,000	1	1,015,000.00	0.98
Total	213	103,260,619.44	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
4.625 - 5.000	21	9,360,628.56	9.07
5.001 - 5.500	103	50,223,902.56	48.64
5.501 - 6.000	82	40,428,349.92	39.15
6.001 - 6.500	7	3,247,738.40	3.15
Total	213	103,260,619.44	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2.250 - 2.500	200	96,678,969.44	93.63
2.501 - 2.750	13	6,581,650.00	6.37
Total	213	103,260,619.44	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
9.875 - 10.000	20	8,871,628.56	8.59
10.001 - 10.500	103	50,223,902.56	48.64
10.501 - 11.000	83	40,917,349.92	39.63
11.001 - 11.500	7	3,247,738.40	3.15
Total	213	103,260,619.44	100.00

MIN INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2.250 - 2.500	200	96,678,969.44	93.63
2.501 - 2.750	13	6,581,650.00	6.37
Total	213	103,260,619.44	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2.000	213	103,260,619.44	100.00
Total	213	103,260,619.44	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
5.000	212	102,771,619.44	99.53
6.000	1	489,000.00	0.47
Total	213	103,260,619.44	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
360	213	103,260,619.44	100.00
Total	213	103,260,619.44	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	213	103,260,619.44	100.00
Total	213	103,260,619.44	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
356	5	2,476,786.55	2.40
357	45	21,192,312.89	20.52
358	161	78,731,045.00	76.24
359	1	371,475.00	0.36
360	1	489,000.00	0.47
Total	213	103,260,619.44	100.00

RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
6	1	489,000.00	0.47
12	212	102,771,619.44	99.53
Total	213	103,260,619.44	100.00

FIRST RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
120	213	103,260,619.44	100.00
Total	213	103,260,619.44	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
116 - 117	50	23,669,099.44	22.92
118 - 120	163	79,591,520.00	77.08
Total	213	103,260,619.44	100.00

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
02/01/13	5	2,476,786.55	2.40
03/01/13	45	21,192,312.89	20.52
04/01/13	161	78,731,045.00	76.24
05/01/13	1	371,475.00	0.36
07/01/13	1	489,000.00	0.47
Total	213	103,260,619.44	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
26.21 - 30.00	2	988,999.25	0.96
35.01 - 40.00	3	1,955,497.54	1.89
40.01 - 45.00	5	2,369,952.00	2.30
45.01 - 50.00	6	2,381,400.00	2.31
50.01 - 55.00	8	3,894,313.55	3.77
55.01 - 60.00	14	7,121,775.49	6.90
60.01 - 65.00	17	9,912,199.77	9.60
65.01 - 70.00	30	14,412,091.28	13.96
70.01 - 75.00	23	11,840,231.94	11.47
75.01 - 80.00	102	47,161,158.62	45.67
85.01 - 90.00	2	881,000.00	0.85
90.01 - 95.00	1	342,000.00	0.33
Total	213	103,260,619.44	100.00

As of the Cut-off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut-off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ORIGINATOR DOC TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Reduced Documentation	126	61,253,924.09	59.32
Full Documentation	34	17,347,925.79	16.80
Alternative Documentation	34	15,977,177.70	15.47
Streamline Documentation	19	8,681,591.86	8.41
Total	213	103,260,619.44	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Single Family	121	59,714,655.86	57.83
PUD	71	33,493,460.40	32.44
Condominium	19	8,753,150.26	8.48
2 Units	2	1,299,352.92	1.26
Total	213	103,260,619.44	100.00

PREPAY:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
No Prepayment Penalty	213	103,260,619.44	100.00
Total	213	103,260,619.44	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
California	140	68,857,469.06	66.68
Virginia	13	6,130,124.36	5.94
Texas	7	3,223,540.80	3.12
New Jersey	7	3,189,255.85	3.09
All Others (21)	46	21,860,229.37	21.17
Total	213	103,260,619.44	100.00

As of the Cut -off Date it is expected that the aggregate principal balance of the Group 3 Mortgage Loans will be approximately $[91,077,750] as of the Statistical Cut -off Date, reflecting assumed prepayments and the addition of mortgage loans originated by E-Loan, Inc.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Class 1-A Certificates Available Funds Cap

Period	30/ 360 Available Funds Cap Schedule (1)(2)	Period	30/ 360 Available Funds Cap Schedule (1)(2)
1	3.90%	31	10.46%
2	6.31%	32	10.49%
3	8.33%	33	10.75%
4	8.33%	34	10.79%
5	8.33%	35	10.79%
6	8.33%	36	10.79%
7	8.34%	37	10.79%
8	8.35%	38	10.79%
9	8.73%	39	10.83%
10	8.73%	40	10.83%
11	8.73%	41	10.83%
12	8.74%	42	10.83%
13	8.74%	43	10.83%
14	8.74%	44	10.85%
15	9.12%	45	10.86%
16	9.12%	46	10.90%
17	9.12%	47	10.90%
18	9.12%	48	10.90%
19	9.12%	49	10.90%
20	9.16%	50	10.90%
21	9.94%	51	10.90%
22	9.94%	52	10.90%
23	9.94%	53	10.90%
24	9.94%	54	10.90%
25	9.94%	55	10.90%
26	9.94%	56	10.90%
27	10.45%	57	10.90%
28	10.45%	58 and thereafter until the Optional Call Date	10.94%
29	10.46%		
30	10.46%		

(1) The Available Funds Cap is calculated assuming current rate for all indices is 20.00% and is run at the pricing speed of 20% CPR to the Optional Call Date.
(2) The Available Funds Cap = ((the aggregate of net interest collections from the Group 1 Mortgage Loans) / the aggregate collateral balance of the Group 1 Mortgage Loans at the beginning of the related collection period)*12